UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Mastercard Incorporated

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Notice of 2017 Annual Meeting of Stockholders and Proxy Statement



April 28, 2017

Dear Fellow Stockholder:

We are pleased to invite you to the 2017 Annual Meeting of Stockholders of Mastercard Incorporated, which will be held on Tuesday, June 27, 2017, at 8:30 a.m. (Eastern time) at the Mastercard Incorporated headquarters, 2000 Purchase Street, Purchase, New York. A notice of the meeting and a proxy statement containing information about the matters to be acted upon are attached to this letter.

Your vote is important to us. While we invite you to attend the meeting and exercise your right to vote your shares in person, we recognize that many of you may not be able to attend or may choose not to do so. Whether or not you plan to attend, we encourage you to promptly vote your shares by submitting your proxy by telephone or Internet or by completing, signing, dating and returning your proxy card or voting instruction form.

We encourage you to visit the "Investor Relations" section of our website (www.mastercard.com/investor) where we have posted a letter to stockholders that provides an in-depth look at our strategy and explains how we approach governance, our business, our talent and our capital allocation.

Thank you for being a stockholder and for the trust you have placed in Mastercard.

Very truly yours,

Richard Haythornthwaite

Chairman of the Board

Ajay Banga

President and Chief Executive Officer





Mastercard Incorporated
Notice of 2017 Annual Meeting
of Stockholders

When		Tuesday, June 27, 2017 at 8:30 a.m. (Eastern time)
Where		Mastercard Incorporated 2000 Purchase Street Purchase, New York
Items of Business	Proposal 1	Election of the 12 nominees named in the proxy statement to serve on Mastercard's Board of Directors
	Proposal 2	Advisory approval of Mastercard's executive compensation
	Proposal 3	Advisory vote on the frequency of future advisory votes on executive compensation
	Proposal 4	Re-approval of the material terms of the performance goals under Mastercard's 2006 Long Term Incentive Plan, as amended and restated, for Section 162(m) purposes
	Proposal 5	Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Mastercard for 2017
	Proposal 6	Consideration of a stockholder proposal on gender pay equity
		Any other business which may properly come before the 2017 annual meeting or any adjournment or postponement
Who Can Vote		Holders of Mastercard's Class A common stock at the close of business on April 27, 2017
Attending the Meeting		You will be asked to provide photo identification and appropriate proof of ownership to attend the meeting. You can find more information under "About the Annual Meeting" on pg 89 in the attached proxy statement
Date of Mailing		We mailed a Notice of Internet Availability of Proxy Materials on or about April 28, 2017

How to Vote in Advance

Your vote is important. Please vote as soon as possible by one of the methods shown below. Be sure to have your proxy card, voting instruction form or notice of Internet availability in hand and follow the below instructions:



By telephone – You can vote your shares by calling 800.690.6903



By Internet – You can vote your shares online at www.proxyvote.com



By mail – Complete, sign, date and return your proxy card or voting instruction form in the postage-paid envelope provided

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 27, 2017

Mastercard Incorporated's Proxy Statement and 2016 Annual Report are available at www.proxyvote.com.

Unless you or your representative attend the 2017 annual meeting in person, Mastercard must receive your vote either by telephone, Internet, proxy card or voting instruction form by 11:59 p.m. Eastern time on June 26, 2017 for your vote to be counted. Internet and telephone voting facilities will close at that time.

Voting by telephone or Internet or by returning your proxy card or voting instruction form in advance of the 2017 annual meeting does not deprive you of your right to attend the meeting.

By Order of the Board of Directors

Janet McGinness

Purchase, New York
April 28, 2017

Janet McGinness
Corporate Secretary

Mastercard Incorporated Proxy Statement

Table of Contents

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

Our Annual Meeting

Date and Time	June 27, 2017 8:30 a.m. Eastern time	**Place**	Mastercard Incorporated headquarters 2000 Purchase Street, Purchase, New York
Record Date	April 27, 2017	**Who Can Vote**	Holders of our Class A common stock (our only voting class) are entitled to vote on all matters

Item	Proposals		Board Vote Recommendations	Page #
1	Election of 12 directors	✓	**FOR each director nominee**	10
2	Advisory approval of Mastercard's executive compensation	✓	**FOR**	69
3	Advisory vote on the frequency of future advisory votes on executive compensation	✓	**1-YEAR**	70
4	Re-approval of the material terms of the performance goals under Mastercard's 2006 Long Term Incentive Plan, as amended and restated, for 162(m) purposes	✓	**FOR**	71
5	Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Mastercard for 2017	✓	**FOR**	81
6	Consideration of a stockholder proposal on gender pay equity	✗	**AGAINST**	85

Our Board Nominees



OUR BOARD RECOMMENDS YOU VOTE "FOR" EACH DIRECTOR NOMINEE

Name	Age	Director Since	Primary Occupation	Committee Membership		
				Audit	**HRCC**	**NCG**
Richard Haythornthwaite ✛	60	2006	Non-Executive Chairman, Centrica PLC	●		●
Ajay Banga	57	2010	President and Chief Executive Officer, Mastercard Incorporated			
Silvio Barzi	69	2008	Former Senior Advisor and Executive Officer, UniCredit Group	●	●	
David R. Carlucci	63	2006	Former Chairman and Chief Executive Officer, IMS Health Incorporated	●		●
Steven J. Freiberg ✛	60	2006	Senior Advisor, The Boston Consulting Group	Chair	●	
Julius Genachowski	54	2014	Managing Director and Partner, The Carlyle Group		●	
Merit E. Janow	59	2014	Dean, School of International and Public Affairs, Columbia University		●	●
Nancy J. Karch	69	2007	Director Emeritus, McKinsey & Company			Chair
Oki Matsumoto	53	2016	Managing Director, Chairman and Chief Executive Officer, Monex Group, Inc.		●	
Rima Qureshi	52	2011	President, Ericsson North America and Senior Vice President, Ericsson	●		
José Octavio Reyes Lagunes	65	2008	Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company		Chair	
Jackson Tai ✛	66	2008	Former Vice Chairman and Chief Executive Officer, DBS Group and DBS Bank Ltd.	●		●

✛ **Chairman of the Board**   ✛ **Audit Committee Financial Expert**

Our Director Nominees' Experience, Tenure, Independence and Diversity

 Public Company Board Experience
 Global Perspective
 CEO
 Regulatory & Governmental
 Consumer
 Global Payments
 Financial
 Digital & Innovation
 Information Security

92%
Independent



11 of our 12 director nominees are independent, including our Board Chairman

Average director tenure **7.3 YEARS**

Tenure of less than 4 years **3 DIRECTORS**

Average age of directors **61**

25%
women



3 of our 12 director nominees are women

Our director nominees have lived and worked around the world



Corporate Governance

In 2016, we

- adopted proxy access
- conducted the annual Board and committee self-assessments with the assistance of a third-party facilitator
- named a global sustainability lead

These actions add to our strong governance program, which includes:



Independent Board chairman

Annual election of all directors by majority voting

11 of 12 Board nominees are independent

Frequent Board executive sessions

Annual Board and committee self-assessments

Limits on director service by age and tenure

Active Board oversight of risk and risk management

Stock ownership requirements for executive officers and guidelines for directors

Active Board engagement in managing talent and long-term succession planning for executives and directors

Political activity, privacy and data protection, and sustainability disclosures on our website

Stockholder Engagement

We engaged with our stockholders throughout the year in a variety of forums and discussed:

- Proxy Access
- Board Refreshment
- Compensation Practices
- Peer Group Composition
- Business Strategy
- Sustainability

Our Performance

In 2016, Mastercard had strong financial and operational performance:



GAAP		NON-GAAP*	
$10.8B ↑ 11%	Net revenue YOY	$10.8B ↑ 13%	Net revenue (adjusted) YOY
$4.1B ↑ 7%	Net income YOY	$4.1B ↑ 7%	Net income (adjusted) YOY
$3.69 ↑ 10%	Diluted EPS YOY	$3.77 ↑ 11%	Diluted EPS (adjusted) YOY
53.5%	Operating margin	54.5%	Operating margin (adjusted)

$4.8T ↑ 11%** — **Gross dollar volume** (local currency basis) YOY

$55.9B ↑ 16% — **Switched transactions** YOY

12% — **Cross-border volume growth** (local currency basis) YOY

$4.3B in capital returned to stockholders

Repurchased shares	$3.5B
Dividends	$0.8B

Cash flow from operations $4.5B

* Net income (adjusted) and diluted EPS (adjusted) (as well as related growth rates) and operating margin (adjusted) exclude special items, for the applicable years, consisting of provisions recorded in 2016 and 2015 for litigations with merchants in the U.K. and a settlement charge recorded in 2015 related to the termination of our qualified U.S. defined benefit pension plan. Growth rates for net revenue (adjusted), net income (adjusted) and diluted EPS (adjusted) also are presented on a currency-neutral basis. You can find in Appendix A reconciliations of these non-GAAP financial measures to the most direct comparable GAAP financial measures and our reasons for presenting them.

** Adjusted for Article 8 of the EU Interchange Fee Regulation, which relates to card payments.

Our strong performance in recent years has resulted in substantial stock price appreciation:



Comparison of Cumulative Five-Year Total Return

Mastercard*
S&P 500 Financials
S&P 500 Index
$300
$250
$200
$150
$100
$50
$0
12/31/11
12/31/12
12/31/13
12/31/14
12/31/15
12/31/16

Stock Price Dec. 30, 2016 $103.25

↑

Stock Price at IPO (May 2006) $3.90

* Assumes $100 invested in shares of Mastercard's Class A common stock.

Compensation

 **OUR BOARD RECOMMENDS YOU VOTE "FOR"
OUR "SAY-ON-PAY" PROPOSAL AND
"1-YEAR" ON OUR "SAY-ON-FREQUENCY" PROPOSAL**

Our Core Executive Compensation Principles

Mastercard's executive compensation program is designed to attract, motivate and retain our executives, including our named executive officers, who are critical to our long-term success. The program is designed to align with three core principles:

Executive officer goals are linked to stockholder interests	Pay is significantly performance-based	Compensation opportunities are competitive to attract and retain talented employees

Program Design

Our executive compensation program is designed to maximize retention and ensure that a substantial portion of our named executive officers' compensation is directly aligned with stockholders' interests:

- A substantial portion of our executives' compensation is performance based and at risk

- The program is weighted toward long-term equity awards rather than cash compensation

Long-Term Incentive

	Base Salary	Annual Incentive	PSUs	Stock Options
Primary Purpose	Attraction and Retention →			
		Reward Short-Term Performance	Reward Long-Term Performance	
			Align Interests with Stockholders	
Recipients	All NEOs			
Reviewed	Annually			
Payment/Grant Date	Ongoing	In February for Prior Year	March 1	
Cash/Equity	Cash		Equity	
Performance Period	Ongoing	1 Year	3 Year	Until Exercised (Up to 10-year life)
Competitive Level	Established within a range around the median of market-competitive levels of target compensation for similar positions			
Other Considerations	Peer group analysis, individual performance, unique program characteristics, job responsibilities, experience and succession			

mastercard.

Executive Compensation Program Highlights (For an expanded list of key features, see CD&A on pg 38)

We Do	
✓	Pay for performance
✓	Align executive compensation with stockholder returns through long-term incentives
✓	Include clawback provisions
✓	Mandate "double-trigger" provisions for change-in-control
✓	Set significant stock ownership requirements for Management Committee members

We Do Not	
🚫	Permit hedging or most pledging of Mastercard stock
🚫	Provide new tax "gross-ups" for perquisites or for executive officers
🚫	Provide new evergreen agreements for executives
🚫	Reprice options
🚫	Provide separate change-in-control agreements

> ✓ **More than 96% of the votes** cast on our **2016 say-on-pay proposal** were in favor of our executive compensation program and policies

2016 Key Executive Compensation Decisions

Established corporate score at 120% of target for purposes of paying annual incentives to executive officers under our Senior Executive Annual Incentive Compensation Plan

- Established payment for 2014 performance stock units at 94.5%
- Set significant stock ownership requirements for Management Committee members (previously only guidelines)

Long Term Incentive Plan



OUR BOARD RECOMMENDS YOU VOTE "FOR" THE RE-APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE GOALS UNDER OUR LONG TERM INCENTIVE PLAN, FOR SECTION 162(M) PURPOSES

We are asking stockholders to re-approve the material terms of the performance goals for performance-based awards granted under our Long Term Incentive Plan for Section 162(m) purposes. These include:

- the employees eligible to receive awards
- business criteria on which performance goals may be based
- Section 162(m) limits on maximum aggregate award amounts

Audit



**OUR BOARD RECOMMENDS
YOU VOTE "FOR" THE RATIFICATION OF
PRICEWATERHOUSECOOPERS LLP**

Aggregate audit and non-audit fees billed to Mastercard by PricewaterhouseCoopers LLP ("PwC") for 2016 and 2015 (in thousands):

Type of Fees	Description	2016	2015
Audit Fees	For the annual integrated audit and the quarterly reviews of the consolidated financial statements. Also includes the statutory audits required in certain countries or jurisdictions in which we operate	$6,644	$6,786
Audit-Related Fees	For assurance and audit-related services (but not included in the audit fees set forth above), including the internal controls review of selected information systems	$836	$760
Tax Fees	For tax compliance, tax advice and tax planning services	$428	$940
All Other Fees	For assessments of certain processes and accounting information research tools	$17	$201
Total		**$7,925**	**$8,687**

What our Audit Committee considered when engaging PwC for 2017:

- PwC's independence and integrity

- PwC's competence and its compliance with regulations

- The business acumen, value-added benefit, continuity and consistency, and technical and core competency provided by the engagement team

- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness, and communication and interaction with management

- PwC's efforts toward efficiency, including with respect to process improvements and fees

Sustainability Efforts



- We work to advance social sustainability by giving people around the world greater access to the financial system, creating a more diverse group of engaged contributors and participants

- We aim to have an enduring impact on the communities in which we live and work through our corporate philanthropy and employee volunteerism

- We strive to conduct business in an open and transparent way and foster sound governance through an independent board structure and robust risk and compliance programs

- We have undertaken a variety of environmental sustainability initiatives focused on climate change, natural resources management and employee travel, among other things

Important Dates for 2018 Annual Meeting

Earliest Date to Submit Director Nominations for Inclusion in Our Proxy Statement (Proxy Access)	**November 29, 2017**
Last Date to Submit Director Nominations for Inclusion in Our Proxy Statement (Proxy Access)	**December 29, 2017**
Last Date to Submit Stockholder Proposals for Inclusion in Our ProxyStatement	**December 29, 2017**
Earliest Date to Submit Director Nominations or Other Business to Be Presented at Our Annual Meeting	**February 27, 2018**
Last Date to Submit Director Nominations or Other Business to Be Presented at Our Annual Meeting	**March 29, 2018**

**A GLOSSARY OF ACRONYMS AND TERMS FREQUENTLY USED
IN THIS PROXY STATEMENT IS ATTACHED AS APPENDIX B**

Corporate Governance

We are committed to continually enhancing our strong corporate governance practices, which we believe helps us sustain our success and build long-term value for our stockholders. Our Board oversees Mastercard's strategic direction and the performance of our business and management. Our governance structure enables independent, experienced and accomplished directors to provide advice, insight, guidance and oversight to advance the interests of the company and our stockholders. We have long maintained strong governance standards and a commitment to transparent financial reporting and strong internal controls.

Below are some highlights of our corporate governance practices:

Board Structure and Practices

- Our Board has an independent chairman
- Each of our Board members is elected annually
- We have majority voting for our director elections
- 11 of our 12 Board nominees are independent, in accordance with NYSE corporate governance rules and our Corporate Governance Guidelines
- We have adopted proxy access, enabling stockholders to nominate directors using our proxy statement
- Our independent directors meet frequently in executive session
- Our Board and committees engage in annual self-assessments
- Our Board continuously assesses refreshment
- Our directors' service is limited by age and tenure

Risk Management and Compensation

- Our Board actively oversees Mastercard's risk and risk management practices, focused on fostering a risk-aware culture while encouraging thoughtful risk taking
- Our Code of Conduct and Insider Trading Policy prohibit inappropriate trading activities with respect to Mastercard securities, including hedging and most pledging arrangements
- We have stock ownership requirements for Management Committee members, including executive officers and guidelines for other executives and directors to further align their interests with the interests of our stockholders
- Our Board is actively engaged in managing talent and long-term succession planning for executives

Social Responsibilities and Other Stockholder Concerns

- We engage with our stockholders on key issues
- We post a Privacy and Data Protection Report on our website to explain our information practices and commitment to privacy and to increase transparency about our business
- We provide information about our commitment to sustainability on our website
- We provide updated and enhanced political activity disclosure on our website as part of our Political Activity Statement

Engaging with Our Stockholders
Management and directors engage with our stockholders throughout the year in a variety of forums. We have met with them by telephone and in-person and have attended investor and governance conferences with them. Our interactions cover a broad range of governance and business topics, including proxy access, board refreshment, compensation practices, peer group composition, business strategy and sustainability. Our engagement activities and the meaningful exchanges to which we have been exposed provide us with a valuable understanding of our stockholders' perspectives and an opportunity to share views with them. We look forward to maintaining an open line of dialogue with our stockholders.

We encourage you to visit the "Corporate Governance" area of the "Investor Relations" section of our website (www.mastercard.com/investor) where you will find detailed information about corporate governance at Mastercard, including our key governance documents:

- Corporate Governance Guidelines
- Code of Conduct
- Whistleblower Procedures
- Political Activity Statement

- Board Committee Charters
- Supplemental Code of Ethics
- Privacy and Data Protection Report

Proposal 1: Election of Directors



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH NOMINEE TO SERVE AS DIRECTOR

Election Process

Each Board member is elected annually by our Class A stockholders for a one-year term that expires at our next annual meeting. When our Board members are elected, they also are automatically appointed as directors of our operating subsidiary, Mastercard International. Our directors are elected by an affirmative vote of the majority of the votes cast at the annual meeting of stockholders, subject to our majority voting policy. You can find more about this in "About the Annual Meeting and Voting" on pg 91.

Refreshing the Board and Nominating Directors

Our Nominating and Corporate Governance Committee ("NCG") reviews and selects candidates for nominations to our Board in accordance with its charter.

Annually, the NCG looks at the Board's composition to determine whether directors' backgrounds and experiences align with our long-term strategy and maintain our Board's global diversity. The NCG also takes into consideration the results of the Board self-evaluation. Based on its review, coupled with our age and tenure limits, the NCG determines whether Board refreshment is needed. Then the NCG searches for potential candidates, utilizing a variety of sources to help identify nominees who would be valuable assets to our Board and to Mastercard. To meet the needs of our Board, the NCG seeks to identify candidates possessing the desired qualities, skills and background. Once the NCG has identified candidates, the Board selects nominees to be voted upon by the stockholders.



Board Refreshment Process

Board composition, including director skill sets, is analyzed annually

Candidate list is developed, including by reviewing recommendations of stockholders, directors, management and search firms

Personal qualities, skills and background of potential candidates are considered

NCG meets with qualified candidates and makes recommendations

Board recommends nominees

Stockholders vote on nominees

Three directors were added to our Board in the past three years

Identifying Director Candidates

The NCG identifies potential new candidates by recommendations from:

- Stockholders
- Professional search firms
- NCG and other Board members
- Management

Recommending Candidates



Submit recommendations to:
Office of the Corporate Secretary
2000 Purchase Street
Purchase, NY 10577
Attention: Janet McGinness

Submit candidate information not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting

The NCG may request such information from the nominee or stockholders as it deems appropriate

The NCG evaluates stockholder recommendations using the same process it follows for other candidates

Director Criteria, Qualifications and Experience

The NCG believes that all directors should:

- meet the highest standards of professionalism, integrity and ethics
- be committed to representing the long-term interests of our stockholders
- possess strength of character and maturity in judgment
- reflect our corporate values

Our Director Nominees Reflect
Our Corporate Values

Trust   Agility

Initiative   Partnership

Key factors the Board considers when selecting directors and refreshing the Board (in addition to the current needs of the Board and the company):

Diversity – While the Board does not have a specific diversity policy, our Corporate Governance Guidelines provide that the NCG should seek to foster diversity on the Board when nominating directors for election by taking into account geographic diversity to reflect the geographic regions in which we operate in a manner approximately proportional to our business activity, as well as diversity of age, gender, race, ethnicity and cultural background.

Our Director Nominees Are Diverse



3 of our 12 Director nominess are women

25%
women

Our Director nominees have lived and worked around the world



mastercard

Age and Tenure – Our Corporate Governance Guidelines generally require that our non-employee directors not stand for re-election following the earlier of their 15th anniversary on the Board or their 72nd birthday. The Board considers these requirements as part of a broader discussion of our directors' experience and qualifications, as well as when and how to refresh its membership.



Our Age and Tenure Policies

Term Limit
15 YEARS

Retirement Age
72

Age and Tenure of Our Directors

Average Director Tenure
7.3 YEARS

Tenure of less than 4 Years
3 DIRECTORS

Average Age of Directors
61

Experience – The NCG strives for a Board that spans a range of leadership and skills and represents other experience relevant to Mastercard's strategic vision and global activities. Experience and skills that the NCG believes are desirable to be represented on the Board include:

Global Payments including within retail banking, telecommunications, technology and data	
Global Perspective including significant experience in the geographic regions in which we operate	**Information Security** including cybersecurity and data privacy
Digital & Innovation including application of technology in payments, mobile and digital, as well as Internet, retail and social media experience	**Consumer** including brand, marketing and retail experience and other merchant background
Regulatory & Governmental including deep engagement with regulators as part of a business and/or through positions with governments and regulatory bodies	**Financial** including risk management orientation
CEO Experience including service as a chief executive officer at a publicly traded or a private company	**Public Company Board Experience** both U.S. and non-U.S.

You can find out more about our nomination process in the NCG's charter and our Corporate Governance Guidelines posted in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance."

Nominees for Election as Directors

At the Annual Meeting, 12 directors are to be elected to each hold office until the next annual meeting of stockholders or until his or her successor is elected and qualified. The Board has approved the nomination of the following directors:

Richard Haythornthwaite (Chairman)	**Merit E. Janow**
Ajay Banga (President and CEO)	**Nancy J. Karch**
Silvio Barzi	**Oki Matsumoto**
David R. Carlucci	**Rima Qureshi**
Steven J. Freiberg	**José Octavio Reyes Lagunes**
Julius Genachowski	**Jackson Tai**

Each nominee was approved by the NCG and recommended to the Board for approval following an evaluation of their qualifications and their prior Board service. Each nominee has agreed to be named in this proxy statement and to serve if elected. Below is a summary of the primary experience, qualifications and skills that our director nominees bring to the Board:



Global Payments	8
Global Perspective	12
Information Security	6
Digital & Innovation	11
Consumer	7
Regulatory & Governmental	9
Financial	11
CEO Experience	8
Public Company Board Experience	11

In light of the individual experiences and qualifications of each of our director nominees and the contributions that our nominees have made to our Board, our Board has concluded that each of our director nominees should be re-elected. Biographies of each nominee follow.



Chairman and Director since
May 2006

60 — **Age at Annual Meeting**

Board Committees:
- Audit
- Nominating and Corporate Governance



Richard Haythornthwaite

Non-Executive Chairman, Centrica PLC, a multinational utility company (since January 2014)

Mr. Haythornthwaite has served as CEO, Chairman and senior executive at several non-U.S. multinational companies, bringing to the Board global perspective. As a current and former chairman of government bodies and companies in highly regulated industries, he contributes risk management experience and valuable insight on engaging and partnering with regulators. Mr. Haythornthwaite's past service on public company audit committees and experience with financial operational rescue challenges provide valuable financial understanding.

PREVIOUS BUSINESS EXPERIENCE

- Partner, Star Capital Partners Limited (2006-2008)
- CEO, Invensys plc (2001-2005)
- Chief Executive-Europe and Asia and Group Chief Executive, Blue Circle Industries plc (1997-2001)
- Prior positions include Director of Premier Oil plc; President of BP Venezuela; and General Manager of Magnus Oilfield, BP Exploration

CURRENT PUBLIC COMPANY BOARDS

- Non-Executive Chairman, Centrica PLC (compensation committee)

ADDITIONAL POSITIONS

- Chairman of each of The Creative Industries Federation; QiO Technologies; Arc International Holdings and its parent company Glass Holdings SA

PAST PUBLIC COMPANY BOARDS

- Non-Executive Chairman, Network Rail (2009-2012); Blue Circle Industries plc; Cookson Group plc; Imperial Chemical Industries plc; Invensys plc; Premier Oil plc; and Land Securities Group plc

---



Director since
April 2010

57 — **Age at Annual Meeting**



Ajay Banga

President and Chief Executive Officer (since July 2010)

Mr. Banga, our President and CEO, contributes to the Board extensive global payments experience (including with payments technology and retail banking), as well as a deep focus on innovation and information security. As our CEO and as a member of business advocacy organizations and government-sponsored committees, Mr. Banga provides valuable perspective on engaging and partnering with regulators. His brand marketing experience (including at several global food and beverage companies) adds strong consumer insight.

PREVIOUS BUSINESS EXPERIENCE

- President and COO, Mastercard (2009-2010)
- Executive positions at Citigroup (1996-2009), including CEO, Asia Pacific region; Chairman and CEO, International Global Consumer Group; Executive Vice President, Global Consumer Group; President, Retail Banking, North America; and business head for CitiFinancial and the U.S. Consumer Assets Division

CURRENT PUBLIC COMPANY BOARDS

- The Dow Chemical Company (compensation and leadership development committee)

ADDITIONAL POSITIONS

- Member, President's Advisory Committee for Trade Policy and Negotiations (U.S.)
- Former member, President's Commission on Enhancing National Cybersecurity (U.S.)
- Member and former chairman, U.S.-India Business Council
- Director of the American Red Cross and Financial Services Roundtable (immediate past Chairman)
- Fellow, Foreign Policy Association

PAST PUBLIC COMPANY BOARDS

- Kraft Foods Inc.



Director since
January 2008

69 — **Age at Annual Meeting**

Board Committees:
- Audit
- Human Resources and Compensation



Silvio Barzi

Former Senior Advisor and Executive Officer, UniCredit Group (June 2007-November 2010)

Mr. Barzi has extensive global payments and regulatory experience as a senior executive in retail banking and payments, including at a bank specializing in credit cards, consumer credit and mortgages. His background as a senior insurance company executive and as an information technology and financial institution consultant provides valuable financial knowledge, information security expertise, and insight into technology and innovation. His career spanning over four continents contributes understanding of developing markets.

PREVIOUS BUSINESS EXPERIENCE

- Senior executive positions at UniCredit Group and its wholly owned subsidiaries and affiliates (2000-2010), including Chairman and founder of UniCredit Family Financing (2007-2010); Executive Vice President of UniCredit Group; CEO of UniCredit Consumer Financing; and senior advisor to UniCredit Group (postretirement)
- COO, Winterthur/Credit Suisse Italy (insurance)
- Partner, McKinsey & Company (management consulting)

ADDITIONAL MASTERCARD EXPERIENCE

- Member of pre-IPO board (2003-2006) and non-voting observer (2007-2008)
- Board contact with the MasterCard Foundation (since April 2013)
- Member of European Regional Advisory Board since IPO (Chairman since 2007) and predecessor Europe Region Board (2001-2006)

ADDITIONAL POSITIONS

- Former director of SIA Group subsidiaries - SiNSYS (card processor) and Perago Financial System Enablers (Pty) Ltd. (central banking applications software) (Chairman)
- Former director, Quercia Software



Director since
May 2006

63 — **Age at Annual Meeting**

Board Committees:
- Audit
- Nominating and Corporate Governance



David R. Carlucci

Former Chairman and Chief Executive Officer, IMS Health Incorporated (January 2006-December 2010)

Mr. Carlucci brings to the Board global business perspective, financial insight and regulatory experience as the former Chairman and CEO of a U.S.-based multinational corporation in the pharmaceutical and healthcare industries. As a former Chief Information Officer and through several senior executive-level operations and management positions, Mr. Carlucci adds valuable information security expertise and insights into technology and innovation.

PREVIOUS BUSINESS EXPERIENCE

- Chairman and CEO, IMS Health Incorporated (2005-2010) (became Chairman in 2006); prior experience since joining in 2002, including President and COO
- General Manager, IBM Americas, overseeing all sales and distribution operations in the U.S., Canada and Latin America (2000-2002)
- Prior positions at IBM (1990-2000), including General Manager, S/390 Division; Chief Information Officer; General Manager, IBM Printing Systems Company; Vice President, systems, industries and services, Asia Pacific; and Vice President of marketing and channel management, IBM Personal Computer Company-North America

CURRENT PUBLIC COMPANY BOARDS

- Mallinckrodt public limited company (human resources and compensation committee chairman)

PAST PUBLIC COMPANY BOARDS

- IMS Health Incorporated (Chairman)



Director since
September 2006

60 Age at Annual Meeting

Board Committees:
- Audit (Chairman) *(Audit Committee Financial Expert)*
- Human Resources and Compensation



Steven J. Freiberg

Senior Advisor, The Boston Consulting Group, a global management consulting firm (since December 2012)

Mr. Freiberg contributes to the Board extensive senior-level global payments experience, including leading retail banking and payments businesses. This experience provides global perspective and regulatory insights. His leadership of consumer and global cards businesses also contributes strong consumer and innovation insight. His service as our Audit Committee chairman and as a director of consumer finance and foreign exchange companies provides valuable financial understanding.

PREVIOUS BUSINESS EXPERIENCE

- CEO, E*TRADE Financial Corporation, (financial services) (2010-2012)
- Several executive positions at Citigroup (2005-2010), including Executive Vice President, Citibank N.A.; Chairman and CEO of Citi Holdings-global consumer; CEO, global cards; Chairman and CEO, global consumer group, N.A.; Co-Chairman, global consumer group; Chairman and CEO, Citi Cards
- Additional positions with Citigroup's predecessor companies and affiliates (1980-2005)
- Director, several Citigroup affiliates (including Citibank N.A.)

CURRENT PUBLIC COMPANY BOARDS

- Regional Management Corp. (consumer finance) (audit committee and compensation committee chair)

ADDITIONAL MASTERCARD EXPERIENCE

- Director of U.S. region board prior to IPO (2001-2006) (Chairman from 2004-2006)

ADDITIONAL POSITIONS

- Chairman, Fair Square Financial LLC (credit card-focused venture)
- Director, OANDA Corporation (Internet-based foreign exchange market trading and currency information services)
- Senior Advisor of Verisk Analytics, Inc. (data analysis and risk assessment) and 24/7 (technology consulting)
- Trustee, Hofstra University

PAST PUBLIC COMPANY BOARDS

- E*TRADE Financial Corporation



Director since
June 2014

54 Age at Annual Meeting

Board Committees:
- Human Resources and Compensation



Julius Genachowski

Managing Director and Partner, The Carlyle Group, a global alternative asset management firm (since January 2014)

Mr. Genachowski brings to the Board extensive digital and media expertise, regulatory experience, information security insight, and both global and consumer perspective through a career as a senior government official and senior business executive, investor and director at or with Internet, media, telecommunications and other companies. Mr. Genachowski also adds valuable financial knowledge as a global asset management firm partner and through experience in private equity at a large operating business and on public audit committees.

PREVIOUS BUSINESS EXPERIENCE

- Chairman, U.S. Federal Communications Commission (2009-2013)
- Senior executive roles with IAC/InterActiveCorp (Internet and media), including chief of business operations and general counsel
- Senior Advisor, General Atlantic (private equity firm)
- Several other U.S. government roles, including chief counsel to FCC Chairman; law clerk to U.S. Supreme Court Justice David Souter; and congressional staff member (including for then-Representative Charles Schumer, and for the joint select committee investigating the Iran-Contra affair)

CURRENT PUBLIC COMPANY BOARDS

- Sprint Corporation (audit committee)
- AsiaSat (Asian satellite operator) (compliance committee)

ADDITIONAL POSITIONS

- Director, Sonos (consumer electronics and software); Syniverse Technologies (technology and business services provider) (compensation committee); and ProKarma (IT services) (compensation committee)
- Former member, President's Intelligence Advisory Board (U.S.)

PAST PUBLIC COMPANY BOARDS

- Ticketmaster Entertainment, Inc.; Expedia, Inc.; Hotels.com; and Web.com Group, Inc.



Director since
June 2014

59 **Age at Annual Meeting**

Board Committees:
- Human Resources and Compensation
- Nominating and Corporate Governance



Merit E. Janow

Dean, School of International and Public Affairs, Columbia University (since July 2013)

Professor Janow contributes to the Board extensive global and financial perspective through a career as dean and professor of international economic law and international affairs. Her extensive regulatory experience serving on world trade bodies and representing the U.S. in trade and international competition policy matters provides valuable insight on engaging and partnering with regulators. She brings innovation insights as a director of a high-growth technology company.

PREVIOUS BUSINESS EXPERIENCE

- Professor of international economic law and international affairs at the School of International Public Affairs, Columbia University (since 1994)
- Leadership positions at Columbia University, including director, international finance and economic policy program; director, master's program in international affairs; and Chairman, Columbia University's Advisory Committee on Socially Responsible Investing
- Member, Appellate Body of the World Trade Organization
- Executive director, the International Competition Policy Advisory Committee of the U.S. Department of Justice
- Deputy Assistant U.S. Trade Representative, Japan and China

CURRENT PUBLIC COMPANY BOARDS

- Trimble Navigation Limited (corporate governance committee)

ADDITIONAL POSITIONS

- Director and proxy committee member, American Funds (a mutual fund family of the Capital Group) (more than 20 funds)
- Charter member, International Advisory Council of China Investment Corporation
- Member, Council on Foreign Relations
- Director, Japan Society



Director since
January 2007

69 **Age at Annual Meeting**

Board Committees:
- Nominating and Corporate Governance (Chairman)



Nancy J. Karch

Director Emeritus, McKinsey & Company (since 2000)

Ms. Karch brings to the Board extensive merchant, retail and consumer marketing experience through her career as a consultant to global retail clients and as a director at several retail and retail-centric companies, contributing global perspective and strong consumer, digital and global payments experience. Ms. Karch's extensive experience as a director of U.S. public companies, including her chairman experience and past and present service on public company audit committees, adds valuable corporate governance and financial insight.

PREVIOUS BUSINESS EXPERIENCE

- Senior Partner, McKinsey & Company (consulting firm) (1988-2000)
- Served in several other capacities at McKinsey & Company (1974-1988)

CURRENT PUBLIC COMPANY BOARDS

- Non-Executive Chairman, Kate Spade and Company (nominating and corporate governance and audit committees)
- Kimberly-Clark Corporation (nominating and corporate governance committee Chairman)

ADDITIONAL POSITIONS

- Trustee and Chairman, Northern Westchester Hospital
- Trustee, Northwell Health System

PAST PUBLIC COMPANY BOARDS

- CEB
- Genworth Financial, Inc.
- The Gillette Company
- Nabisco
- Toys "R" Us, Inc.



Director since
June 2016

53 Age at Annual Meeting

Board Committees:
• Human Resources and Compensation



Oki Matsumoto

Managing Director, Chairman and CEO, Monex Group, Inc., an online securities brokerage firm (since February 2011)

Mr. Matsumoto is the founder and CEO of a Japan-based, publicly traded financial services holding company and former director of a stock exchange. Through a career in investment banking, Mr. Matsumoto provides global perspective and extensive financial expertise to the Board. His leadership of a global online securities brokerage firm provides valuable digital and innovation experience.

PREVIOUS BUSINESS EXPERIENCE

• Founded Monex, Inc. (financial services) in 1999; held management roles, including representative director and CEO (1999-2016)
• General Partner, Goldman Sachs Group, L.P. (1994-1998)
• Vice President, Goldman Sachs Japan Co. Ltd. (1992-1994) and analyst (1990-1992)
• Analyst, Salomon Brothers Asia Limited (1987-1990)

CURRENT PUBLIC COMPANY BOARDS

• UZABASE, Inc.
• Kakaku.com, Inc. (not standing for re-election at its June 2017 annual meeting)
• Monex Group, Inc. (Nominating and Compensation Committees)

ADDITIONAL POSITIONS

• International Board member, Human Rights Watch
• Councilor, International House of Japan
• Director, TradeStation Group, Inc. and Monex, Inc., Monex Group subsidiaries
• Former member, Economic Counsel to the Prime Minister
• Former director, Tokyo Stock Exchange (2008-2013)

PAST PUBLIC COMPANY BOARDS

• JIN Co., Ltd.



Director since
April 2011

52 Age at Annual Meeting

Board Committees:
• Audit



Rima Qureshi

President, Ericsson North America and Senior Vice President, Ericsson, a global technology, software and services company (since April 2017)

Ms. Qureshi contributes to the Board global perspective, digital expertise and innovation insights through her extensive senior-level experience at a global telecommunications equipment and services provider, including roles in strategy, regional management, research and development, sales, services and manufacturing. Having spent numerous years working in the telecommunications and information technology industries, Ms. Qureshi provides the Board with relevant global payments and information security expertise.

PREVIOUS BUSINESS EXPERIENCE

• Executive positions at Ericsson, including Senior Vice President, chief strategy officer and head of M&A (2014-2016); Senior Vice President-strategic projects (2012-2014) and Senior Vice President and head of business unit CDMA mobile systems (2010-2012)
• Additional positions at Ericsson (1993-2010), including Vice President, strategic program manager, Ericsson-U.S.; Vice President and service sales, Ericsson-Canada and Vice President and head of product area customer support, Ericsson-Stockholm
• IT consultant, DMR Group Inc.

CURRENT PUBLIC COMPANY BOARDS

• Great West Lifeco. Inc. (executive, investment and risk committees)

PAST PUBLIC COMPANY BOARDS

• Wolters Kluwer (compensation committee)



Director since
January 2008



65 | **Age at Annual Meeting**

Board Committees:
- Human Resources and Compensation (Chairman)



José Octavio Reyes Lagunes

Former Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company, a global beverage company (January 2013-March 2014)

Mr. Reyes contributes global perspective and regulatory experience to the Board as a retired senior executive and Latin America group president of a leading multinational public company. His experience as a beverage industry brand manager in North America and Latin America and as a director of public companies in the beverage industry provides the Board with strong consumer insight and global payments experience.

PREVIOUS BUSINESS EXPERIENCE

- Vice Chairman, The Coca-Cola Export Corporation, The Coca-Cola Company (2013-2014)
- Executive positions at The Coca-Cola Company, including President, Latin America Group (2002-2012) and President, Coca-Cola de México (1996-2002)
- Additional management positions at The Coca-Cola Company (1980-1996), including manager of strategic planning, Coca-Cola de México; manager, Sprite and Diet Coke brands (corporate headquarters, Atlanta);

marketing director for Brazil; and vice president of marketing and operations, Coca-Cola de México Grupo IRSA, a Monsanto Company joint venture (5 years' experience)

CURRENT PUBLIC COMPANY BOARDS

- Coca-Cola HBC AG (social responsibility committee)
- Coca-Cola FEMSA S.A.B. de C.V. (KOF)

ADDITIONAL POSITIONS

- Director, Papalote Children's Museum, Mexico City



Director since
September 2008

66 | **Age at Annual Meeting**

Board Committees:
- Audit
  Audit Committee Financial Expert
- Nominating and Corporate Governance

Jackson Tai

Former Vice Chairman and Chief Executive Officer, DBS Group and DBS Bank Ltd. (June 2002-December 2007)

Mr. Tai brings to the Board extensive global executive experience in global payments and retail banking, including as former CEO of a Singapore-based bank and as a director of several global financial institutions. Mr. Tai's experience as a CFO, his extensive experience as a member of numerous public company audit committees and his career in investment banking provide valuable financial understanding. His service as a director of technology-focused, telecommunications and retail companies provides valuable consumer and digital and innovation insight.

PREVIOUS BUSINESS EXPERIENCE

- Vice Chairman and CEO, DBS Group and DBS Bank Ltd. (2002-2007)
- Prior executive positions at DBS Group (1999-2002), including President and COO and CFO
- Senior management positions at Investment Banking Division, J.P. Morgan & Co. Incorporated (New York, Tokyo and San Francisco) (1974-1999)

CURRENT PUBLIC COMPANY BOARDS

- Royal Philips N.V. (audit committee chairman)
- Eli Lilly and Company (audit and finance committees)
- HSBC Holdings plc (group risk committee chair and financial system vulnerabilities committee)

ADDITIONAL POSITIONS

- Director, Canada Pension Plan Investment Board

- Trustee, Rensselaer Polytechnic Institute
- Director, Metropolitan Opera
- Former Director, privately held Russell Reynolds Associates, Inc. (audit and compensation committees)
- Former director, Cassis International Pte. Ltd. (payments technology company)
- Former director, Brookstone Inc. (non-executive chairman and audit committee, and served as interim CEO from January 2012-May 2012)*

PAST PUBLIC COMPANY BOARDS

- Bank of China, Limited (audit, risk, strategic development and connected party transactions committees)
- Singapore Airlines (audit committee)
- NYSE Euronext (audit and technology committees)
- ING Groep N.V. (audit committee chair)
- DBS Group and DBS Bank Ltd.

* In April 2014 (after Mr. Tai's November 2013 resignation from its board), Brookstone Inc. commenced a voluntary, prearranged reorganization case under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware

Board and Committees

Board Leadership Structure

We have an independent Chairman of the Board, Richard Haythornthwaite. The role of the Chairman is to provide governance and leadership to the Board, including helping to organize the Board's work and ensuring that its members have information to effectively carry out their responsibilities. Specifically, Mr. Haythornthwaite's responsibilities include, among other things:

- presiding over Board meetings and executive sessions of non-management and independent directors

- overseeing the adequacy of information available to directors

- coordinating feedback regarding issues discussed in executive session, as well as performance to the CEO

- facilitating effective communication between the Board and our stockholders, including, among other things, by presiding over the annual meeting, and any special meetings, of stockholders

- working with the CEO and Corporate Secretary to set Board meeting agendas

- providing advice and counsel to the CEO

The Board does not have a specific policy regarding the separation of the Chairman and CEO roles, as it believes it is in the company's best interest to make that determination from time to time based on the position and direction of Mastercard and the membership of the Board. We have had an independent Chairman since our IPO, and the Board believes having both separate CEO and Chairman positions and an independent Chairman continues to be the appropriate leadership structure for Mastercard at this time. This structure enables the CEO to focus on the operation of our business, while the Chairman focuses on ensuring the independence of the Board in fulfilling its obligations to Mastercard and our stockholders.

The Board holds regularly scheduled meetings of independent directors in executive session without management present and may meet more frequently upon request of any independent director. The Chairman ordinarily presides at these sessions.

Board Committees

The Board has a standing Audit Committee, Human Resources and Compensation Committee ("HRCC") and Nominating and Corporate Governance Committee ("NCG"), each of which operates under a written charter that is posted in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance" and "Board Committees."

Audit Committee   **Number of Meetings in 2016: 9**



Chairman:
Freiberg

Other Committee Members:
Barzi
Carlucci
Haythornthwaite
Qureshi
Tai

Primary Responsibilities

The Audit Committee assists our Board in its oversight of:

- The quality and integrity of Mastercard's financial statements
- Mastercard's compliance with legal and regulatory requirements
- The qualifications, performance and independence of Mastercard's independent registered public accounting firm
- Risk assessment and risk management
- The performance of Mastercard's internal audit function
- The quality of Mastercard's internal controls

Independence

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE. The Board also has determined that each committee member is "financially literate" within the meaning of the NYSE listing standards. No committee member simultaneously serves on the audit committee of more than three public companies as defined in the NYSE Listed Company Manual.

Audit Committee Financial Experts

The Board has identified each of Mr. Freiberg and Mr. Tai as an "audit committee financial expert" under the applicable SEC rules based on their experience and qualifications.

Human Resources and Compensation Committee   **Number of Meetings in 2016: 5**



Chairman:
Reyes

Other Committee Members:
Barzi
Freiberg
Genachowski
Janow
Matsumoto

Primary Responsibilities

The HRCC is primarily responsible for:

- Ensuring that Mastercard's compensation and benefit programs are fair and appropriate, as well as designed to attract, retain and motivate employees
- Ensuring that pay practices are consistent with our stated compensation strategy, are reasonable in view of our economics, take into consideration the relevant practices of similar companies and are consistent with the requirements of appropriate regulatory bodies
- Determining annual and long-term goals for Mastercard and ensuring that compensation paid to executive officers is commensurate with levels of performance
- Ensuring that we have a thorough succession planning process
- Providing direction and perspective to management on strategies with significant human resources implications

Independence

Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE, is a non-employee director for purposes of Rule 16b-3 under the Exchange Act and is an outside director for purposes of Section 162(m) of the Internal Revenue Code.

To learn more about how Mastercard considers and determines executive and non-employee director compensation, including the role of executive officers and the compensation consultant, see the "Compensation Discussion and Analysis" section on pg 37.

Nominating and Corporate Governance Committee	Number of Meetings in 2016: 5



Chairman:
Karch

Other Committee Members:
Carlucci
Haythornthwaite
Janow
Tai

Primary Responsibilities

The NCG's responsibilities include:

- Identifying individuals qualified to become directors
- Recommending that the Board select the candidates for directorships to be filled by the Board or by the stockholders
- Developing and recommending to the Board a set of corporate governance principles
- Overseeing the annual process for Board and committee self-evaluations
- Overseeing legal, regulatory and public policy matters significant to Mastercard
- Taking a leadership role in shaping corporate governance with a focus on the long-term interests of Mastercard and its stockholders

Independence
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the NYSE.

Board Member Attendance

The Board held six meetings during 2016. During 2016, each director attended 75% or more of the aggregate of: (a) the total number of Board meetings held during the year and (b) the total number of meetings held by all committees of the Board on which such director served during the year (during the period for which he or she was a director/committee member).

We encourage directors to attend our annual meeting and endeavor to hold Board meetings on the annual meeting date to help promote this attendance. All Board members attended our 2016 annual meeting.

Board and Committee Evaluation

Each year, the Board and its committees undergo an evaluation to examine membership, composition, committee rotation and overall board refreshment. The NCG oversees this evaluation process, determining its format and framework, including whether to use a third-party facilitator.

For 2016, the NCG used a third-party facilitator. The facilitator utilized a questionnaire to explore topics such as strategy, risk management, board culture and leadership and supplemented the questionnaire with individual director interviews. The facilitator presented the results and recommendations to the NCG and the Board.

When we do not use a third-party facilitator, we utilize a director questionnaire to facilitate the annual evaluation of topics such as board and committee effectiveness, director contributions and the like. Our independent Chairman and NCG Chairman review the results and share them with each committee chairman. Our Chairman meets individually with various Board members and organizes and summarizes the responses and recommendations for discussion with the Board. Each committee reviews its own assessment as well.

Director Business and Region Visits

Our Board members meet periodically with senior managers throughout our global business. The Board holds meetings at our headquarters, as well as at various locations around the world. This provides directors with the opportunity to meet with stakeholders such as policymakers, government and business leaders, and customers that are strategically important to our business. By meeting with stakeholders and managers globally, the directors gain a firsthand understanding of the issues and challenges we face in each region and how they tie into our strategic goals.

Board Risk Oversight

Our Board is responsible for establishing Mastercard's risk appetite and overseeing its risk management framework, as well as its risk assessment and management processes. The Board recognizes the importance of effective risk oversight to the success of our business and to the fulfillment of its fiduciary duties to the company and our stockholders. It believes taking risks is a critical component of innovation and effective leadership. At the same time, it also recognizes that incautiously accepting risk or failing to appropriately identify and mitigate risks could negatively impact our business and stockholder value. The Board therefore seeks to foster a risk-aware culture while encouraging thoughtful risk taking in pursuit of the company's objectives.

The Board exercises this oversight both directly and indirectly through its three standing committees, each of which is delegated responsibility for specific risks and keeps the Board informed of its oversight efforts through regular reports by each committee chairman. Management is accountable for day-to-day risk management efforts, including the creation of appropriate risk management programs and policies.

The Board and committees' risk oversight and management's ownership of risk are foundational components of our Enterprise Risk Management program, which is designed to provide comprehensive, integrated oversight and balanced management of risk, as well as to facilitate transparent identification and reporting of key business issues to senior management, appropriate Board committees and the Board as a whole.


BOARD OF DIRECTORS
Oversees Major Risks
• Strategic and competitive
• Financial
• Brand and reputational
• Legal and regulatory
• Operational
• Cybersecurity
• CEO succession planning
Audit Committee
Primary Risk Oversight
• Financial statement integrity and reporting
• Major financial and other business risk exposures
• Information security, technology, and privacy & data protection
• Legal, regulatory & compliance
• Internal controls
HR & Compensation Committee
Primary Risk Oversight
• Employee compensation policies and practices
• Non-executive director compensation policies and practices
• Succession planning
Nominating & Corp Gov Committee
Primary Risk Oversight
• Governance structure and processes
• Legal and policy matters with potential significant reputational impact
• Stockholder concerns (including sustainability)
MANAGEMENT
Key Risk Responsibilities
• Business units identify and manage business risks
• Central functions design risk framework, including setting boundaries and monitoring risk appetite
• Internal audit provides independent assurance on design and effectiveness of internal controls and governance processes

The following are the key processes by which the Board and its committees oversee risk:

- **Board** The Board exercises its direct oversight responsibility by meeting, at least annually, with management to discuss risk management processes and to assess the major risks impacting Mastercard. The Board also considers management's risk analyses as it evaluates Mastercard's business strategy. Throughout the year, the Board and designated committees dedicate a portion of their regularly scheduled meetings to review and discuss specific risks in detail, including through the use of risk scenarios. Strategic and operational risks are presented to and discussed with the Board and its committees by the General Counsel, Chief Financial Officer, Chief Compliance Officer, General Auditor and other officers.

- **Audit Committee** The Audit Committee oversees risk management policies and processes by periodically meeting with management, the General Auditor and our independent registered public accounting firm for open and candid discussions regarding risk. As set forth in its charter, the Audit Committee reviews major risks facing Mastercard and periodically receives a report on the status of the top risks and the steps taken to manage them. The committee also meets with management of individual business units on a periodic and rotating basis to discuss current and emerging risks. The committee is regularly provided an information security dashboard and update, as well as updates on material legal and regulatory matters. Compliance has functional reporting to the committee. The committee reports to the Board on the status of the company's internal controls and approves internal and external audit plans based on a risk-based methodology and evaluation.

- **Human Resources and Compensation Committee** Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the HRCC considers the relationship of Mastercard's risk oversight practices to employee compensation policies and practices for all employees (including non-executive officers), including whether our compensation programs create or encourage excessive risk taking that is reasonably likely to have a material adverse effect on the company. We further discuss the HRCC's assessment of risk under "Executive Compensation-Compensation Discussion and Analysis-Risk Assessment" (pg 53).

- **Nominating and Corporate Governance Committee** The NCG oversees risks by meeting periodically throughout the year to proactively consider and address key governance, legal and policy matters that could have a significant reputational impact on Mastercard and its public affairs and matters of concern raised by stockholders, including sustainability.

Code of Conduct and Supplemental Code of Ethics

We have a written Code of Conduct that applies to all of our directors, executive officers and employees and provides a statement of Mastercard's policies and procedures for conducting business legally and ethically. In addition, Mastercard has adopted a written Supplemental Code of Ethics that applies only to the CEO, President, CFO, Controller and certain other senior officers. We will promptly disclose, if required by applicable laws, any amendment to, or waiver from, our Code of Conduct or the Supplemental Code of Ethics granted to executive officers by timely posting such information on our website.

Where to Find Our Code of Conduct and Supplemental Code of Ethics	
 Go to the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance" and "Policies and Reports"	 Request copies (free of charge) by writing to: Janet McGinness Corporate Secretary Mastercard Incorporated 2000 Purchase Street Purchase, NY 10577

Hedging/Pledging Prohibitions and Insider Trading Policy

Our Code of Conduct includes various prohibitions against inappropriate trading activities in relation to Mastercard securities. Employees and non-employee directors are not permitted to hedge their economic exposure to the Mastercard stock they own, meaning they may not engage in trading in or writing options, buying puts, calls or other derivative securities or short selling or similar types of transactions in Mastercard securities. In addition, employees and non-employee directors are not permitted to buy Mastercard securities on margin unless arrangements are made to cover any margin calls in cash. As a practical matter, our anti-hedging policies prohibit employees and non-employee directors from entering into most pledging arrangements.

Under our insider trading policy, directors, executive officers (including named executive officers) and other employees with access to material non-public information about Mastercard are prohibited from engaging in transactions in Mastercard securities during blackout periods (other than in accordance with a pre-approved Rule 10b5-1 trading plan), and directors and Management Committee members are required to pre-clear any such transactions.

Communicating with the Board
Stockholders and other interested parties may contact any or all Board members (including our independent Chairman or the non-management directors as a group), any of its committees or any committee chairman by email or mail. Correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title. Correspondence can be sent:

By Email:	By Mail:
 corporate.secretary@mastercard.com	 Mastercard Incorporated Board of Directors Office of the Corporate Secretary 2000 Purchase Street Purchase, NY 10577 Attention: Janet McGinness

The Corporate Secretary or another member of our Law Department opens all communications to determine whether the contents represent a message to the directors. All correspondence that is not in the nature of advertising or promotion of a product or service or is not trivial, irrelevant, unduly hostile, threatening, illegal, patently offensive or similarly inappropriate will be forwarded promptly to the addressee. If no particular director is named, the communication will be forwarded, depending on the subject matter, to the Chairman of the Audit Committee, the HRCC or the NCG.

The Corporate Secretary will forward to the Audit Committee Chairman any correspondence that reflects a complaint or concern involving:

- accounting, internal accounting controls and auditing matters

- possible violations of, or non-compliance with, applicable legal and regulatory requirements

- possible violations of Mastercard's Supplemental Code of Ethics for the CEO and senior officers

- retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint

Stockholders, employees and others also may report complaints and concerns regarding accounting, internal accounting controls, auditing matters, possible violations of (or non-compliance with) applicable legal and regulatory requirements, possible violations of Mastercard's Supplemental Code of Ethics, or retaliatory acts against employees who make such a complaint or assist in the investigation of such a complaint in accordance with our Whistleblower Procedures. Our Chief Compliance Officer is responsible for keeping a docket of all reports received under the Whistleblower Procedures and summarizing the nature of the complaint and other relevant information. The Chief Compliance Officer will report any recent developments of items listed on the docket in reasonable detail to the Audit Committee Chairman (and, if the chairman so directs, to the committee) at or in advance of each regularly scheduled meeting. You can find our Whistleblower Procedures in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance," "Policies and Reports," "Corporate Compliance."

Director Independence and Related Party Transactions

Director Independence

The corporate governance listing standards of the NYSE require that a majority of the Board (and each member of the Audit Committee, the HRCC and the NCG) be independent. To assist in its independence determinations, the Board has adopted director independence standards as part of our Corporate Governance Guidelines, which you can find in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance."

No director or director nominee will be considered "independent" unless the Board affirmatively determines that such individual has (or would have) no material relationship with Mastercard (either directly or as a partner, stockholder or officer of an organization that has a relationship with Mastercard) other than as a Board or committee member. Additional requirements apply to Audit Committee and HRCC members. When making "independence" determinations, the Board broadly considers all relevant facts and circumstances, as well as any other facts and considerations specified by the NYSE, by law, or by any rule or regulation of any other regulatory body or self-regulatory body applicable to Mastercard. When assessing the materiality of a director's relationship with Mastercard, the Board considers the issue not merely from the standpoint of the director or director nominee but also from that of persons or organizations with which such individual has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships (among others). In addition, the Board applies the independence guidelines set forth in our Corporate Governance Guidelines, which generally track the independence standards set by the NYSE.

In the course of its determination regarding the independence of each non-management director, the Board considered any transactions, relationships and arrangements as required by the NYSE Listed Company Manual and under the independence requirements adopted by the Board.

In particular, the Board examined the following relationship during the past three years between Mastercard and a company with which it has or had a business relationship and where one of our directors is currently an executive officer:

Director Name	Company	Role	Nature of Services and Payments
Oki Matsumoto	Monex Group, Inc.	Managing Director, Chairman and CEO	Paid Mastercard for Advisors consulting services in 2014 for an amount of approximately $55,000; no subsequent services have been provided

In this case, sales to this entity were less than the greater of $1 million or 2% of that company's consolidated gross revenue in 2014. Mr. Matsumoto was not a director of Mastercard in 2014.

Based on its review of all of the relevant facts, the Board affirmatively determined that none of our non-employee directors has a material relationship with us. Therefore:

The Board has determined that each of our non-employee directors qualifies as an independent director under NYSE listing standards and our Corporate Governance Guidelines

Additional Board Service Requirements

Our certificate of incorporation, by-laws and Corporate Governance Guidelines provide additional requirements for service as a Board member, as well as limited membership for "Industry Directors" (as described below) and officers or employees of Mastercard or any of its subsidiaries ("management directors").

Provision	Description
Requirements for Service	With the exception of a limited number of "Industry Directors," a director cannot, either currently or during the prior 18 months, have an affiliation or relationship (including as a director, officer, employee, or agent or any material business relationship) with any entity (and any of its affiliates) that on or after May 30, 2006 was or becomes a Class A (or principal) or affiliate member of Mastercard International or a licensee of its brands, or with any operator, member or licensee of any general purpose payment card system (or any of their affiliates) that competes with Mastercard. In addition, no director can: • either currently or during the prior three years have an affiliation or relationship (including as a trustee, officer, employee or agent or any material business relationship) with The MasterCard Foundation, or • be a director, regional board director, officer, employee or agent of, or represent an entity (or an institution that is represented on any board of such an entity) that owns and/or operates a payment card program that is competitive with any of Mastercard's comparable card programs.
Industry Directors and Other Composition Requirements	• At least 64% of the Board must be determined by the Board to not be Industry Directors (directors with the types of relationships described above). • The number of non-Industry Directors and non-management directors combined always needs to be at least two greater than the combined number of Industry Directors and management directors. • Up to one-third of the members of each of the Audit Committee, the HRCC and the NCG may be Industry Directors. • No more than one Industry Director may serve on the NCG. • The Board has deemed Messrs. Freiberg and Tai to be Industry Directors.
Quorum	A majority of the directors in office, provided that a majority of the directors present are neither Industry Directors nor management directors.
Vacancies	To be filled only by a majority of the directors then in office who are not Industry Directors.
Nominations	Industry Directors cannot participate in nominating or selecting directors.

Certain Relationships and Related Party Transactions

Board Approval of Related Party Transactions

The Code of Conduct requires that any transaction that exceeds $120,000 between Mastercard and a related party, or in which a related party would have a direct or indirect material interest, be promptly disclosed to the General Counsel. The General Counsel is required to disclose such transactions promptly to the Board. Transactions with related parties must be approved or ratified by the Board or a committee of the Board consisting of at least three disinterested directors. Any director having an interest in the transaction is not permitted to vote on such transaction. Under the Code of Conduct, a "related party" is any of the following:

- an executive officer of Mastercard

- a director (or director nominee) of Mastercard

- a beneficial owner of 5% or more of any class of Mastercard's voting securities

- an immediate family member of any executive officer, director (or director nominee) or beneficial owner of 5% or more of any class of Mastercard's voting securities

- an entity in which one of the above described persons has a substantial ownership interest in or control of such entity

Related Party Transactions

Jordan Agee, a Mastercard employee, is the son-in-law of Robert Reeg, an executive officer of Mastercard. In 2016, Mr. Agee earned $154,625 in base salary and bonus. He also participates in employee benefit plans and programs generally made available to employees of similar responsibility levels, and his compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities. Mr. Agee was not hired by, nor does he report to, Mr. Reeg, and they are located in different geographic locations.

Director Compensation

Mastercard uses cash and stock-based compensation to attract and retain qualified individuals to serve on our Board. The company sets compensation for non-employee directors in light of the time commitment and prior experience levels expected of directors. Using information on public company director compensation provided by the independent compensation consultant, the HRCC recommends the form and amount of director compensation, which is determined by the Board.

Cash and Equity Compensation

Mastercard compensates its non-employee directors as follows:

Non-Employee Directors' Annual Retainer [1,2,3]		
Role	**Cash Compensation**	**Equity Compensation[4]**
Chairman of the Board	$180,000	$265,000
Other Non-Employee Directors	$100,000	$185,000

Committee Members' Cash Annual Retainer [2,3]			
Role	**Audit**	**Compensation**	**Nominating**
Committee Chairman	$25,000	$20,000	$20,000
Other Committee Members	$15,000	$10,000	$10,000

[1] Customary expenses for attending Board and committee meetings are reimbursed. The annual retainer and any committee retainer fees are prorated for partial year Board or committee service.

[2] Cash compensation is paid in advance in January for the first half of the year and in arrears in December for the second half of the year.

[3] Non-employee directors, including the Chairman of the Board, are eligible to defer all or part of their cash compensation into a non-qualified deferred compensation arrangement. Directors who elect to defer cash compensation receive earnings on their deferrals based on investment elections. None of the investment options provides returns considered to be above-market or preferential.

[4] Annual stock grants are immediately vested and in the form of restricted stock or deferred stock units ("DSU") under Mastercard's Amended and Restated 2006 Non-Employee Director Equity Compensation Plan. Each director selects the form of his or her award during an annual election process.

Director Stock Ownership Guidelines

Each non-employee director is expected, within six years of joining the Board, to accumulate an ownership position in our stock equal to five times the applicable annual cash retainer.

All current non-employee directors have holdings that exceed the guidelines' recommended ownership level except for Mr. Matsumoto, who has not yet reached his guideline compliance date.

Total Director Compensation in 2016

The following table summarizes the total compensation earned in 2016 by each of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	All Other Compensation ($) [2]	Total ($)
(a)	(b)	(c)	(d)	(e)
Richard Haythornthwaite	198,750	265,021	5,000	468,771
Silvio Barzi	125,000	185,090	4,954	315,044
David R. Carlucci	113,750	185,090	5,000	303,840
Steven J. Freiberg	135,000	185,090	5,000	325,090
Julius Genachowski	110,000	185,090	5,000	300,090
Merit E. Janow	115,833	185,090	5,000	305,923
Nancy J. Karch	120,000	185,090	5,000	310,090
Oki Matsumoto	64,166	185,090	—	249,256
Marc Olivié [3]	62,500	—	5,000	67,500
Rima Qureshi	115,000	185,090	—	300,090
José Octavio Reyes Lagunes	120,000	185,090	—	305,090
Jackson Tai	125,000	185,090	5,000	315,090
Edward Suning Tian [3]	55,000	—	—	55,000

[1] Amount represents the aggregate grant date fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 excluding the effects of estimated forfeitures in connection with all stock awards granted to Board members in 2016. The share price used for converting the grant made on June 28, 2016, the date of the 2016 annual meeting of stockholders, was the closing price of our common stock on the NYSE on that date ($90.42 per share). Mr. Haythornthwaite's award represents 2,931 shares of restricted stock, Mr. Reyes' award represents 2,047 shares of restricted stock and the awards to all other Board members represent 2,047 DSUs per director.

[2] Amount represents company-paid charitable matching contributions. Non-employee directors are eligible to have Mastercard make matching gift contributions of up to $5,000 annually to eligible charities in the name of the director.

[3] Messrs. Olivié and Tian did not receive a stock award in 2016 as they retired from the Board prior to the grant date.

The following table further describes the fees paid in cash to each non-employee director for 2016, as shown in column (b) of the above table:

Name	Annual Retainer ($)	Audit Committee Retainer ($)	HRCC Retainer ($)	NCG Committee Retainer ($)	Fees Earned or Paid in Cash ($)
Richard Haythornthwaite [1]	180,000	8,750	—	10,000	198,750
Silvio Barzi	100,000	15,000	10,000	—	125,000
David R. Carlucci [1]	100,000	3,750	—	10,000	113,750
Steven J. Freiberg	100,000	25,000	10,000	—	135,000
Julius Genachowski	100,000	—	10,000	—	110,000
Merit E. Janow [1]	100,000	—	5,833	10,000	115,833
Nancy J. Karch	100,000	—	—	20,000	120,000
Oki Matsumoto [1,2]	58,333	—	5,833	—	64,166
Marc Olivié [2]	50,000	7,500	5,000	—	62,500
Rima Qureshi	100,000	15,000	—	—	115,000
José Octavio Reyes Lagunes	100,000	—	20,000	—	120,000
Jackson Tai	100,000	15,000	—	10,000	125,000
Edward Suning Tian [2]	50,000	—	—	5,000	55,000

[1] Some committee retainers reflect a proration due to change in committee membership during 2016.

[2] Messrs. Olivié and Tian retired from the Board and Mr. Matsumoto joined the Board in June 2016 so their annual retainers are reflective of their partial year of service.

Sustainability

We are committed to supporting a sustainable future through our business practices. For the second year, we were named to *Fortune*'s Change the World list, which recognizes 50 companies making important social or environmental impact through their corporate strategies.

Social Sustainability

Most significantly, we work to advance equitable and sustainable economic growth and financial inclusion around the world. As an integral part of our business objectives, we strive to work with others to connect the underbanked and unbanked to formal financial services. We believe that enabling vulnerable and marginalized communities to access these services is both the "right thing to do" and vital to the future of a vibrant modern economy. Our work on these efforts across the organization includes incubating innovative ideas, scaling proven solutions and leveraging our processes or network. Our achievements in this area include the following highlights:

- Through the Mastercard Center for Inclusive Growth, which is an independent subsidiary of Mastercard, we combine data, expertise, technology and philanthropic investments to empower those working on the front lines of inclusive growth.

- We help design inclusive financial services solutions and infrastructures that aid the underserved and provide support for financial ecosystems that will meet the needs of a diverse set of consumers, notably the unbanked.

- We created the Mastercard Labs for Financial Inclusion with the support of the Bill & Melinda Gates Foundation, which seeks to impact more than 100 million people by bringing together our innovation and global financial inclusion capabilities with local expertise and insight.

- We actively support the UN's Sustainable Development Goals, and we have over 500 programs in more than 50 countries that are designed to reach the financially excluded.

In addition to these efforts, we aim to have an enduring impact on the communities in which we live and work through our corporate philanthropy and employee volunteerism.

Environmental Sustainability

We understand the importance of addressing environmental sustainability and have undertaken meaningful efforts to responsibly manage our overall environmental footprint over the course of several years. Most recently, we have focused on climate change, employee travel, natural resource management and environmental governance, including:

Climate Change
- Achieved carbon neutrality at our owned buildings in the U.S. and Belgium

- Obtained all electricity from hydroelectric sources at our campus in Belgium

- Achieved 720,000 kilowatt hours of energy savings through implementation of energy-efficiency projects, which equates to a reduction of 535 metric tons of carbon

Employee Travel
- Provided electric car charging stations at all owned buildings

- Offered employee shuttle bus services at our Purchase, Waterloo and Pune sites

- Made available to employees pre-tax public transportation programs

Natural Resources Management

- Attained LEED certification at all of our owned buildings

- Diverted over 70% of waste generated in our owned operating facilities through effective recycling and waste reduction measures over two years

- Utilized reclaimed storm water for 100% of landscape irrigation at our St. Louis and Waterloo, Belgium sites

Environmental Governance

- Hired an environmental sustainability lead

- Developing science-based targets to help shape strategy

- Engaged with employee-led Environmental Action teams worldwide to increase awareness

Additionally, we partner with customers to develop products and services that help businesses and consumers reduce their impact on the environment. For example:

- We partner with merchants, governments and other organizations to save paper by replacing checks and other paper-based payment mediums with Mastercard products.

- We work with several banks to provide environmentally conscious payment products.

Strategy

We have a designated global lead for sustainability who is responsible for the creation and execution of our sustainability strategy. We also work cross-functionally across our organization to support our global sustainability efforts. While we feel we have a good foundation, we continue to work with a consultant to assist us in creating a more comprehensive approach to our sustainability strategy and related performance and to articulate these in a more unified, comprehensive manner. We have completed a materiality assessment and are working on the establishment of appropriate science-based goals.

We believe that our current approach of putting a broader sustainability strategy in place is a prudent course of action and will provide us with the tools necessary to structure and adapt our sustainability goals and plans – including with respect to the environment – in response to ever-changing circumstances. We expect that a comprehensive strategy also will facilitate more transparent reporting of our efforts.

Public Disclosure of Our Sustainability Initiatives

We currently disclose information regarding the initiatives comprising our program in the "Sustainability at Mastercard" section of our website in the "About Mastercard" section under "Being a Responsible Company." The website outlines the actions discussed above, as well as others that demonstrate our commitment to sustainability. We expect to expand the type of information available on the website and to allow the website to become an even more transparent report of our goals and performance. We also respond annually to various sustainability questionnaires from the Carbon Disclosure Project and other organizations for the purpose of reporting our sustainability efforts.

Management Committee

Our Management Committee presents strategic plans to the Board for review and implements the Company's strategic direction. The committee consists of our executive officers and additional members of management.

Executive Officers

Below is biographical information for each of our current executive officers, other than Mr. Banga (whose biographical information is shown under "Proposal 1: Election of Directors" on pg 10). Each executive officer serves at the discretion of the Board and the CEO.



60 Age at Annual Meeting

Ann Cairns

President, International Markets (since August 2011)

Ms. Cairns is responsible for the management of all of Mastercard's markets and customer-related activities outside the United States and Canada.

PREVIOUS BUSINESS EXPERIENCE

- Managing director and head of the financial industry services group, Europe, Alvarez & Marsal, London (led the European team managing the estate of Lehman Brothers Holdings International through the Chapter 11 process) (2008-2011)
- CEO, transaction banking and operating committee member, ABN AMRO, London (2002-2008)
- Senior operational roles at Citigroup, including chief operating officer, e-Business, U.S., European and Japanese operations

CURRENT PUBLIC COMPANY BOARDS

- AstraZeneca PLC, a biopharmaceutical company (audit committee) (through April 2017)
- Intercontinental Exchange



58 Age at Annual Meeting

Gary J. Flood

President, Global Products and Solutions (since November 2007)

Mr. Flood is responsible for the development of innovative products and services that benefit consumers, issuers, merchants, business partners and governments around the world. He has responsibility for core products, digital payments, Mastercard Advisors, enterprise security solutions, processing, Mastercard Labs, and worldwide marketing and communications.

PREVIOUS MASTERCARD BUSINESS EXPERIENCE

- Executive Vice President of Global Account Management (1997-2007) and Senior Vice President of Consumer Card Product Management and Development (1993-1996)
- Various increasingly senior positions in the customer management and product management and development areas (since 1986)

PREVIOUS BUSINESS EXPERIENCE

- National sales manager for Citicorp's merchant business



51 Age at Annual Meeting

Michael Fraccaro

Chief Human Resources Officer (since July 2016)

Mr. Fraccaro is responsible for all Human Resources functions globally.

PREVIOUS MASTERCARD BUSINESS EXPERIENCE

- Executive Vice President, Human Resources, Global Products and Solutions (July 2014-July 2016)
- Group Head, Human Resources, Global Products and Solutions (November 2012-June 2014)

PREVIOUS BUSINESS EXPERIENCE

- Various executive-level human resources positions at HSBC Group, Hong Kong, a banking and financial services firm (2000-2012)
- Prior senior human resources positions in banking and financial services in Australia and the Middle East

---



57 Age at Annual Meeting

Martina Hund-Mejean

Chief Financial Officer (since November 2007)

Ms. Hund-Mejean is responsible for Mastercard's corporate controller, tax, internal audit, investor relations, strategy, mergers and acquisitions, financial planning and analysis, treasury, risk management, global supply chain, business unit finance and regional finance functions.

PREVIOUS BUSINESS EXPERIENCE

- Senior vice president and treasurer, Tyco International Ltd (December 2002-November 2007)
- Senior vice president and treasurer, Lucent Technologies Inc. (2000-2002)
- Various finance positions of increasing responsibility, General Motors Corporation, in the U.S. and U.K., including Assistant Treasurer (1998-2000)
- Credit analyst, Dow Chemical, Frankfurt, Germany

ADDITIONAL POSITIONS

- Member, board of trustees, The University of Virginia Darden School Foundation (co-chair, compensation committee)
- Member, board of directors, German American Chamber of Commerce, Inc.

CURRENT PUBLIC COMPANY BOARDS

- Prudential Financial, Inc. (audit committee)

mastercard.



50   **Age at Annual Meeting**

Timothy Murphy

General Counsel and Chief Franchise Officer (since April 2014)

Mr. Murphy is responsible for overseeing legal affairs, public policy, corporate secretary and compliance. He also has responsibility for Mastercard's franchise development and franchise integrity functions and its global diversity, security and privacy/information governance functions.

PREVIOUS MASTERCARD BUSINESS EXPERIENCE

- Chief Product Officer (February 2009-March 2014)
- President, U.S. Region (November 2007-January 2009)
- Group Executive, Customer Business Planning and Analysis (April 2006-November 2007)
- Senior Vice President and Associate General Counsel (November 2002-March 2006)

PREVIOUS BUSINESS EXPERIENCE

- Associate, Cleary, Gottlieb, Steen and Hamilton, New York and London

ADDITIONAL POSITIONS

- Trustee and Finance Committee member, National Urban League
- Chairman, Board of Governors, Fairfield College Preparatory School, Fairfield, Connecticut
- Director, Network for Teaching Entrepreneurship



61   **Age at Annual Meeting**

Robert Reeg

President, Operations and Technology (January 2008 - May 1, 2017)

Mr. Reeg oversees Mastercard's strategic processing platform, global network and quality of technology operations and is based at Mastercard's Operations and Technology headquarters in St. Louis, Missouri.

PREVIOUS MASTERCARD BUSINESS EXPERIENCE

- Chief Technology Officer (2005-May 2008)
- Various positions of increasing seniority in Mastercard's technology group (1995-2005)

PREVIOUS BUSINESS EXPERIENCE

- Leadership positions with Sprint Corporation, Cleveland Pneumatic, Totco Inc. and Conoco Inc.

ADDITIONAL POSITIONS

- Member, leadership council, University of Missouri-St. Louis
- Member, Professional Degree Programs Academic Advisory Board, Washington University in St. Louis
- Member, technology committee, United Way of Greater St. Louis
- Executive committee member, Junior Achievement of Greater St. Louis, Inc.
- Member, Webster University Board of Trustees
- Member, St. Luke's Hospital Board of Directors



Craig Vosburg

President, North America (since January 2016)

Mr. Vosburg oversees all of Mastercard's customer-facing activities in the United States and Canada, including sales, business development, strategy and relationship management with issuers, merchants, governments and merchant acquirers.

50 Age at Annual Meeting

PREVIOUS MASTERCARD BUSINESS EXPERIENCE

- Chief Product Officer (April 2014-December 2015)
- Group Executive, U.S. Market Development (2010-2014)
- Head of Mastercard Advisors, U.S. and Canada (2008-2010)
- Head of Mastercard Advisors, Southeast Asia, Greater China and South Asia/Middle East/Africa (2006-2008)

PREVIOUS BUSINESS EXPERIENCE

- Senior member-financial services practice, Bain & Company (2002-2006) and A.T. Kearney (1997-2002)
- Vice president, CoreStates Financial Corporation (1989-1995)

ADDITIONAL POSITIONS

- Member, board of directors, New York Botanical Garden (audit committee)
- Member, board of directors, Sultana Education Foundation
- Former David Rockefeller fellow, Partnership for New York City

Additional Management Committee Members

Name	Title
Walt Macnee	Vice Chairman and Chairman of the Board, Center for Inclusive Growth
Garry Lyons	Chief Innovation Officer
Edward McLaughlin *	Chief Information Officer
Michael Miebach	Chief Product Officer
Raja Rajamannar	Chief Marketing and Communications Officer
Ajay Bhalla	President of Enterprise Security Solutions
Andrea Scerch	President of Processing
Raj Seshadri	President, U.S. Issuers
Kevin Stanton	President, Advisors
Hai Ling	Co-President, Asia/Pacific
Ari Sarker	Co-President, Asia/Pacific
Gilberto Caldart	President, Latin America and Caribbean Region
Raghu Malhotra	President, Middle East and Africa
Javier Perez	President, Europe Region

* Effective May 1, 2017, Mr. McLaughlin will succeed Mr. Reeg as President, Operations and Technology

mastercard.

Executive Compensation
Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes Mastercard's executive compensation program for 2016, as well as certain elements of the 2017 program for our named executive officers (each an "NEO"), who are listed below and appear in the below Summary Compensation Table.

Named Executive Officers	
Ajay Banga	President and Chief Executive Officer
Martina Hund-Mejean	Chief Financial Officer
Gary J. Flood	President, Global Products and Solutions
Ann Cairns	President, International Markets
Robert Reeg	President, Operations and Technology

Executive Summary

Mastercard's executive compensation program is designed to attract, motivate and retain our executives, including our NEOs, who are critical to Mastercard's long-term success. Our executive compensation program is based upon and designed to address three core principles:

Core Executive Compensation Principles

Executive officer goals are linked with stockholder interests	Our compensation policies are designed to align the interests of our executive officers with those of our stockholders.
Pay is significantly performance based	We provide executive compensation from a total direct compensation perspective. This consists of fixed and variable pay, with an emphasis on variable pay to reward short- and long-term performance measured against pre-established goals and objectives.
Compensation opportunities are competitive to attract and retain talented employees	Each year, the HRCC assesses the competitiveness of total compensation levels for executives to enable us to successfully attract and retain executive talent.

Our HRCC, which is composed solely of independent directors, is responsible for the oversight of our executive compensation program and determines the compensation to be paid to our executive officers. The committee makes decisions on executive compensation from a total direct compensation perspective. Total direct compensation is composed of base salary; annual cash incentive; and long-term, stock-based incentive compensation. A significant portion of our executives' compensation is performance based and at risk. In addition, our compensation program is weighted toward long-term equity awards rather than cash compensation. We believe this approach maximizes retention and ensures that a substantial portion of our NEOs' compensation is directly aligned with stockholder interests.

2016 Say-on-Pay Advisory Vote on Executive Compensation

Each year, Mastercard provides stockholders with a "say-on-pay" advisory vote on its executive compensation program. At our 2016 annual meeting of stockholders, more than 96% of the votes cast for the say-on-pay proposal were in favor of our executive compensation program and policies. The HRCC evaluated the results of the say-on-pay vote and, in light of the substantial support of our executive compensation program, the committee decided to maintain the core design of our compensation program for the balance of 2016 and for 2017. The committee will continue to consider the outcome of future say-on-pay votes, in addition to various other factors, when making future compensation decisions.

Key Features of Our Executive Compensation Program

The HRCC and management periodically review the compensation and benefit programs for executives and other employees to align them with the three core principles discussed above. Accordingly, we have adopted a number of practices over the last several years that affect our executive compensation program:

	We Do
✓	Pay for performance
✓	Align executive compensation with stockholder returns through long-term incentives
✓	Include clawback provisions in our cash and equity incentive plans and PSU grant agreements
✓	Set significant stock ownership requirements for Management Committee members (including NEOs) and guidelines for other executives and non-employee directors
✓	Use appropriate peer groups when establishing compensation
✓	Balance short- and long-term incentives
✓	Hold an annual "say-on-pay" advisory vote
✓	Include caps on individual payouts in executive incentive plans
✓	Mandate "double-trigger" provisions for all plans that contemplate a change-in-control
✓	Condition grants of long-term incentive awards on execution of a non-solicitation, non-competition and non-disclosure agreement
✓	Mitigate undue risk taking in compensation programs
✓	Include criteria in incentive plans to maximize tax deductibility
✓	Retain an independent compensation consultant

	We Do Not
🚫	Permit hedging or most pledging of Mastercard stock
🚫	Provide new tax "gross-ups" for executive officers
🚫	Provide tax "gross-ups" for perquisites
🚫	Reprice options
🚫	Provide new "evergreen" employment agreements
🚫	Provide dividend equivalents on unvested equity awards

2016 Financial and Operational Highlights

In 2016, Mastercard had strong financial and operational performance:



GAAP	NON-GAAP*
$10.8B **Net revenue** YOY — 11%	**$10.8B** **Net revenue (adjusted)** YOY — 13%
$4.1B **Net income** YOY — 7%	**$4.1B** **Net income (adjusted)** YOY — 7%
$3.69 **Diluted EPS** YOY — 10%	**$3.77** **Diluted EPS (adjusted)** YOY — 11%
53.5% **Operating margin**	54.5% **Operating margin (adjusted)**

- **$4.8T** — 11%** — **Gross dollar volume** (local currency basis) YOY
- **$55.9B** — 16% — **Switched transactions** YOY
- **12%** — **Cross-border volume growth** (local currency basis) YOY

$4.3B in capital returned to stockholders

- Repurchased shares **$3.5B**
- Dividends **$0.8B**

Cash flow from operations $4.5B

* Net income (adjusted) and diluted EPS (adjusted) (as well as related growth rates) and operating margin (adjusted) exclude special items, for the applicable years, consisting of provisions recorded in 2016 and 2015 for litigations with merchants in the U.K. and a settlement charge recorded in 2015 related to the termination of our qualified U.S. defined benefit pension plan. Growth rates for net revenue (adjusted), net income (adjusted) and diluted EPS (adjusted) are also presented on a currency-neutral basis. You can find in Appendix A reconciliations of these non-GAAP financial measures with the most direct comparable GAAP financial measures and our reasons for presenting them.

** Adjusted for Article 8 of the EU Interchange Fee Regulation, which relates to card payments.

Mastercard's strong performance in recent years has resulted in the substantial appreciation of our stock price from a split-adjusted per share price of $3.90 at the time of our IPO in May 2006 to a closing stock price of $103.25 per share as of December 30, 2016 (the last trading day prior to December 31, 2016).

2016 Executive Compensation Highlights

For 2016, each of our NEOs was provided with an opportunity to earn a cash incentive award under our Senior Executive Annual Incentive Compensation Plan, or SEAICP. The HRCC considered a number of quantitative and qualitative factors in determining the amount of the SEAICP payout for 2016. The financial and operational results highlighted above exceeded most of Mastercard's goals during 2016. Based on its assessment of Mastercard's overall performance, the HRCC established the corporate score for purposes of paying annual incentives under the SEAICP at 120% of target (see pgs 42-43 for more information), and each NEO's Individual Performance Factors ranged from 110% to 140%.

The three-year performance period related to the 2014 Performance Stock Unit ("PSU") awards concluded on December 31, 2016. The performance measures included a three-year average return on equity, three-year net revenue, three-year EPS and three-year relative total shareholder return ("TSR"), each with a threshold, target and maximum performance goal. The PSUs have a payout range of 0% to 200% of

target. Based on Mastercard's three-year performance, the HRCC established the 2014 PSU payout at 94.5% of target (see pg 46 for more information).

In 2016, the stock ownership guideline for the Management Committee, including NEOs, was changed to an ownership requirement, with the CEO required to hold six times his base salary and other NEOs required to hold four times their base salary in Mastercard stock (see pg 52 for more information).

Summary of the Annual Compensation Decision-Making Process

In December of each year, the CEO meets with the Board to review Mastercard's performance for the past year. This review focuses on the financial results and the quantitative and qualitative performance objectives from the corporate scorecard that includes objectives related to:

- delivering stockholder value by achieving net revenue, net income and earnings per share targets
- executing on our corporate strategy
- enhancing organizational capabilities, strengthening leadership and developing people

During this discussion, the CEO provides his assessment of the highlights and challenges from the year, summarizes performance and describes key focus areas for the upcoming year. The Chairman of the HRCC then leads an executive Board session during which the non-employee directors evaluate Mastercard's and the CEO's performance. The committee uses the input from the executive session during the compensation decision-making process.

Following the discussions described above, the HRCC meets and discusses Mastercard's performance. Using the information and input provided, including Mastercard's relative performance against its competitors, the committee establishes the corporate score that is to be used for purposes of paying annual incentives under the SEAICP for the most recently completed year.

Once the corporate score is set, the HRCC reviews the individual performance of the NEOs other than the CEO. These discussions include an assessment of each executive's impact on the corporate scorecard, and potential and core competencies. Using information compiled and supplied by the compensation consultant, including peer group compensation information, the HRCC reviews and discusses compensation recommendations for the NEOs. The committee then uses the information provided to determine the NEOs' target total direct compensation for the ensuing year (that is, base salary, annual incentive target and long-term incentive target) and the individual performance score that will be used to calculate the annual incentive amounts under the SEAICP for the most recently completed year.

The CEO is not present for the Board's or the HRCC's discussion of his performance and compensation. Following its meeting with the Board, the committee reviews peer group benchmarking information prepared by its compensation consultant and, using the information provided and input from the Board on the CEO's performance, determines its recommendation concerning the CEO's target total direct compensation for the ensuing year and the annual incentive amount under the SEAICP for the most recently completed year. The HRCC reviews its recommendations regarding the CEO with the Board of Directors.

In general, the HRCC does not consider any previous awards when determining the NEOs' compensation.

These compensation decisions occur prior to the release of the audited financial statements for the performance year and are conditional approvals. Following the release of the audited financial statements, the HRCC makes modifications, if appropriate, and provides final approval.

Total Direct Compensation for NEOs

The primary elements of our executive compensation program consist of base salary, annual incentive and long-term incentive compensation, which we refer to collectively as total direct compensation. The HRCC makes decisions on executive compensation from a total direct compensation perspective. The elements of compensation were selected by the committee because each element is considered by the committee to be important in meeting one or more of the objectives of our compensation philosophy.

Primary Elements of Our Executive Compensation Program

The following table provides information regarding the elements of total direct compensation for our NEOs in 2016:

	Base Salary	Annual Incentive	PSUs (Long-Term Incentive)	Stock Options (Long-Term Incentive)
Primary Purpose	Attraction and Retention	Attraction and Retention	Attraction and Retention	Attraction and Retention
		Reward Short-Term Performance	Reward Long-Term Performance	Reward Long-Term Performance
			Align Interests with Stockholders	Align Interests with Stockholders
Recipients	All NEOs	All NEOs	All NEOs	All NEOs
Reviewed	Annually	Annually	Annually	Annually
Payment/Grant Date	Ongoing	In February for Prior Year	March 1	March 1
Cash/Equity	Cash	Cash	Equity	Equity
Performance Period	Ongoing	1 Year	3 Year	Until Exercised (Up to 10-year life)
Competitive Level	Established within a range around the median of market-competitive levels of target compensation for similar positions			
Other Considerations	Peer group analysis, individual performance, unique program characteristics, job responsibilities, experience and succession			

There is no pre-established policy or target for the allocation between cash and non-cash compensation or short-term and long-term compensation. However, these primary elements have been weighted to ensure that a substantial amount of pay for the NEOs is variable and contingent upon meeting or exceeding pre-determined performance goals.

The target cash compensation and equity awards granted to the NEOs during 2016 were based on a consistent application of our compensation policies. The variance between the target compensation of our CEO and the other NEOs arose due to the different roles, levels of responsibility and the higher level of compensation that is paid to chief executive officers generally among the peer group companies. The actual compensation paid to executives may vary based on individual and Mastercard performance.

2016 Target Total Direct Compensation

The charts shown below illustrate the balance of the elements of total direct compensation (using the 2016 year-end target values) for Mr. Banga and the average of the other NEOs:

Chief Executive Officer Target Total Direct Compensation Mix


AT RISK (92%)
8%
Base Salary
16%
Annual Incentive
76%
Long-Term Incentive

Other Named Executive Officers Target Total Direct Compensation Mix


AT RISK (85%)
15%
Base Salary
18%
Annual Incentive
67%
Long-Term Incentive

As these charts demonstrate, a substantial majority of our NEOs' target total direct compensation is performance based and at risk. Target total direct compensation for our CEO is weighted more toward long-term incentives than the other NEOs, as the HRCC wants to encourage the CEO to primarily focus on long-term growth for Mastercard. See the "Grants of Plan-Based Awards in 2016" table on pg 57 for more information for each of our NEOs with respect to their 2016 target annual and long-term incentive awards.

Base Salary

Base salary is the fixed portion of total direct compensation for our executive officers, including the NEOs. The base salary for each NEO is determined by the HRCC based on various factors, including the peer group data for each position and the assessment of the executive officer's contributions to Mastercard's performance.

The base salary for each executive officer is reviewed as part of the annual compensation decision-making process. Increases occur, at the HRCC's discretion, when the executive officer's base salary is not reflective of the desired market position or when a change in responsibility or individual contributions warrants an adjustment.

As part of the 2015 year-end compensation decision-making process, the HRCC recommended, and the Board approved, an increase to the annual base pay of Ms. Hund-Mejean to $700,000 effective March 1, 2016. The annual base salary for all other NEOs remained unchanged.

Annual Incentive

The HRCC uses the SEAICP to provide a cash incentive award to the executive officers, including the NEOs, for the attainment of annual company, business unit and individual goals that are established at the start of the year.

Mastercard's performance goals for 2016 were established by the HRCC in February 2016. The metrics selected for the SEAICP funding formula were net revenue and net income, as a measure of management's overall success in executing Mastercard's strategies and initiatives. The quantitative and qualitative performance goals are set with significant input by the Board of Directors during the annual planning process resulting in challenging goals established based upon internal budgets, the outlook for the economy, corporate objectives in geographic markets and product offerings.

The goals at minimum, target and maximum for 2016 under the SEAICP were as follows:

Measurement	Weighting	Minimum	Target	Maximum	Actual
Net Income ($ millions)*	67%	$2,936	$3,425	$3,915	$4,108
Net Revenue ($ millions)*	33%	$7,880	$9,193	$10,506	$10,624

* Metrics shown differ from net income and net revenue under GAAP because they exclude the impact of translational and transactional activity related to foreign exchange rates. Net income also excludes a special item consisting of U.K. Merchant Litigation Settlement charges.

Based on Mastercard's financial performance as set forth in the chart above, the SEAICP pool could have been funded at 200% of target (the maximum level for the overall bonus pool).

In addition to assessing performance against the net income and net revenue targets, the HRCC considers the quantitative and qualitative corporate scorecard objectives and uses its business judgment in determining, within the amounts payable based on the funding formula, the amount of the incentive compensation under the SEAICP to be paid to each NEO. The committee does not attempt to quantify, rank or assign relative weight to the various objectives included on the corporate scorecard, and no single objective on the corporate scorecard was material to the HRCC's decisions. The corporate scorecard consists of a combination of short-term and long-term objectives, including financial targets, growth in market share, building a fantastic place to work, and multiple other critical areas of focus that are tied to our corporate strategy.

In late 2016, the HRCC was provided Mastercard's forecasted results as measured against the quantitative and qualitative corporate scorecard objectives. The committee considered Mastercard's strong performance against the financial targets, as well as information concerning the company's performance against the other quantitative and qualitative objectives and the key drivers of these results. After reviewing all available information, the committee established the corporate score to be used for purposes of paying annual incentives under the SEAICP at 120% of target.

In determining the annual incentive amounts for each executive officer, including the NEOs, the committee considered and discussed their shared responsibility for the corporate score, as well as each individual's contribution to the operational and financial performance achieved in 2016, the performance against their personal objectives, and how each individual displayed proficiency in Mastercard's leadership principles and core competencies.

The primary personal objectives for each NEO in 2016 were as follows:

Name	Summary of Each NEO's Primary 2016 Objectives
Ajay Banga	Delivering on key financial metrics and innovation, enhancing the perception of Mastercard in the marketplace, building/strengthening relationships with key constituents, driving organizational culture change, and positioning Mastercard for growth as the industry undergoes physical and digital convergence
Martina Hund-Mejean	Delivering on key financial metrics, including efficiencies, strategic development and execution, acquisitions and integration, and risk management
Gary J. Flood	Globally advancing core products, emerging products and services
Ann Cairns	Growing revenue globally (excluding the U.S. and Canada) and improving customer satisfaction
Robert Reeg	Advancing Mastercard's technology and driving development of digital payment solutions

Using its collective assessment of these items, the committee allocated the SEAICP-funded pool among the executive officers, including the NEOs, by assigning an individual performance factor to each executive officer.

This approach resulted in SEAICP payouts that were within a relatively comparable range for the NEOs. Mr. Banga received a payout under the SEAICP of 168% of target in recognition of the strong results he achieved against his 2016 objectives, including engaging with clients, merchants and governments to enhance Mastercard's perception in the market, driving innovation, continuing to lead financial inclusion efforts and instilling cultural change throughout the organization to position Mastercard for future success.

The table below sets forth the 2016 threshold, target, maximum and actual payout under the SEAICP for each of the NEOs:

Name	Threshold (50% of bonus target)	Target (100% of bonus target)	Maximum (250% of bonus target) [1]	Actual	% of Target
Ajay Banga	$1,200,000 (100% of base salary)	$2,400,000 (200% of base salary)	$6,000,000 (500% of base salary)	$4,032,000	168%
Martina Hund-Mejean	$437,500 (62.5% of base salary)	$875,000 (125% of base salary)	$2,187,500 (312.5% of base salary)	$1,308,125	150%
Gary J. Flood	$406,250 (62.5% of base salary)	$812,500 (125% of base salary)	$2,031,250 (312.5% of base salary)	$1,124,175	138%
Ann Cairns [2]	$406,250 (62.5% of base salary)	$812,500 (125% of base salary)	$2,031,250 (312.5% of base salary)	$1,274,569	157%
Robert Reeg	$316,250 (57.5% of base salary)	$632,500 (115% of base salary)	$1,581,250 (287.5% of base salary)	$798,025	126%

[1] While each individual is eligible for a maximum bonus of 250% of target, the aggregate plan payout is capped at 200% of target.

[2] Cash amounts paid to Ms. Cairns are in British pounds, translated at an exchange rate of 1.6 U.S. dollars per British pound, which is used by the HRCC for consistency and internal benchmarking purposes. Ms. Cairns' actual annual incentive payment is calculated using the percentage of target shown above and applying it to her target amount in British pounds.

Long-Term Incentives

The HRCC uses equity grants as the primary means of providing long-term incentives to our employees, including the NEOs. Stock options, PSUs and restricted stock units ("RSU") were granted to certain Mastercard executives and employees (other than the NEOs) in March 2016 during the annual grant cycle. You can find information about the long-term awards to the NEOs in the "Grants of Plan-Based Awards in 2016" table.

In making its determination on what types of awards to grant, the HRCC considers the following:

- peer group information (you can find more information on pg 51)

- trends in long-term incentive grants

- the deductibility of stock options and PSUs under Section 162(m) of the Internal Revenue Code for performance-based compensation

- the accounting treatment of such awards

- the effect of having the CEO and other NEOs receive a significant portion of their total direct compensation in equity awards, with multi-year vesting, to motivate and provide an incentive for these officers and to align their interests with those of our stockholders

The HRCC determined that annual long-term incentive awards to each NEO should be in the form of 50% stock options and 50% PSUs. The committee believes that the equal split of stock options and PSUs provides a balanced focus on stock price appreciation and the successful achievement of specified financial results.

The PSU design:

- utilizes an average return on equity metric for funding purposes
- provides a balanced top and bottom line long-term focus through the use of cumulative three-year net revenue and cumulative three-year EPS metrics:
  - as personal consumption expenditure ("PCE") is a primary business driver in setting our financial targets and is outside of our control, the targets automatically shift, up or down, on a 1:1 basis, if the PCE falls outside of a predetermined range established at the time the awards are granted
  - targets take into account an initial assumption for share buybacks
- enhances the link with stockholder returns by adjusting, up or down, the payout from the net revenue and EPS metrics by the company's relative total stockholder return, or TSR (stock price performance plus dividends) versus the S&P 500 member companies
- provides a payout range from 0%-200% of the granted units


Return on Equity
Initial PSU Grant
Payout Range
0%-150%
Net Revenue
50% of Units
+
EPS
50% of Units
Payout Range
0%-150%
×
Relative TSR
vs. S&P 500
Modifier Range
0%-150%
=
Final PSU Payout
0%-200% of Granted Units

On March 1, 2016, the HRCC granted the following aggregate dollar amounts of stock options and PSUs under our Amended and Restated 2006 Long Term Incentive Plan ("LTIP"), to the NEOs:

Name	Stock Options [1]	Performance Stock Units [1]	Total
Ajay Banga	$5,750,000	$5,750,000	$11,500,000
Martina Hund-Mejean	$1,875,000	$1,875,000	$3,750,000
Gary J. Flood	$1,625,000	$1,625,000	$3,250,000
Ann Cairns	$1,625,000	$1,625,000	$3,250,000
Rob Reeg	$925,000	$925,000	$1,850,000

[1] Amounts differ from the Summary Compensation Table due to rounding.

The stock option awards have an exercise price of $90.10 per share, which was the closing price of Class A common stock on the NYSE on March 1, 2016, and vest in four equal annual installments beginning on March 1, 2017. The number of PSUs awarded was converted from the dollar amount shown above using the grant date fair value, which was based on a per share price of $90.10 and standard equity valuation procedures, in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. The PSU awards are not eligible for dividends or dividend equivalents prior to vesting.

Whether, and the extent to which, the PSUs awarded in 2016 vest will be based on Mastercard's performance against the predetermined performance objectives according to the current PSU plan design for the performance period beginning January 1, 2016 and ending December 31, 2018 as determined by the HRCC.

The PSU performance objectives are based upon various assumptions used in Mastercard's budgeting process. The HRCC does not perform any specific analysis on the probability of achieving the performance objectives; however, it relies upon its experience and collective business judgment in establishing the goals.

The HRCC established the 2016-2018 goals at the same time it authorized the PSU awards for the performance period. The committee believes that the target performance goals for the PSU awards are reasonably attainable yet provide appropriate incentives for management to continue to grow and diversify Mastercard in geographic markets with diverse product offerings. The HRCC believes that achievement of maximum performance against the goals would require exceptional corporate performance over the three-year performance period.

Settlement of Previously Granted PSU Awards

In 2017, following the completion of the three-year performance period of 2014-2016, Mastercard settled the PSU awards that were granted in 2014. Performance goals for the 2014 PSU awards were established by the HRCC in February 2014. At the time the performance goals were established, the metric that was selected for the funding formula was the average return on equity over the three-year performance period. The minimum, target and maximum goals for this metric and the actual performance are shown in the below table:

Measurement	Weighting	Minimum	Target	Maximum	Actual
2014 PSU Award 3-Year Average ROE	100%	10% (50% funding)	15% (100% funding)	20% (200% funding)	59.6%

Based on the company's performance as set forth in the chart above, the 2014 PSU award was funded at the maximum level of 200% of target because the pre-established maximum average return on equity target for the performance period was exceeded.

In February 2014, the committee also determined that the payout rate for the 2014 PSUs would be tied to performance against three-year net revenue, EPS and relative TSR metrics.

The following table shows the performance assessment against the net revenue and EPS metrics:

Measurement	Minimum [1]	Target [1]	Maximum [1]	Actual	Score
3-Year Net Revenue CAGR [2]	6.7%	10.7%	15.7%	10.1%	94%
3-Year EPS CAGR [3]	12.7%	17.7%	21.7%	17.2%	95%
Average of Net Revenue and EPS Score					94.5%

[1] The PCE was 30 bps (basis points) below the target range and, as such, original net revenue and EPS minimum, target and maximum were each adjusted downward by 30 bps accordingly (as per the program design description found on pg 45.

[2] Results shown differ from net revenue compound annual growth rate ("CAGR") under GAAP because they exclude (1) the impact of the 2014, 2015 and 2016 acquisitions and (2) the impact of foreign currency with respect to the euro and Brazilian real by translating current period results at 2013 exchange rates.

[3] Results shown differ from EPS CAGR under GAAP because they exclude (1) the impact of the 2014, 2015 and 2016 acquisitions, (2) the impact of foreign currency with respect to the euro and Brazilian real by translating current period results at 2013 exchange

rates and (3) U.K. merchant litigation settlements recorded in 2016. The actual impact on EPS from share buybacks versus the initial assumed impact did not result in a significant change to the final PSU payout.

The 2014 PSU award also included a relative TSR modifier based on Mastercard's TSR against the S&P 500 member companies as of the start of the performance period. The modifier adjusts the above score up or down by a factor that ranges from 50% to 150%. The following table shows the relative TSR performance assessment and the final PSU payout score:

Measurement	Minimum (50% modifier)	Target (100% modifier)	Maximum (150% modifier)	Result	Modifier	Pre-TSR Score	Final Score
Relative TSR Modifier	25th percentile (TSR of 2.65%)	50th percentile (TSR of 33.7%)	75th percentile (TSR of 53.3%)	50th percentile (TSR of 33.7%)	100%	94.5%	94.5%

Based on Mastercard's performance as set forth in the charts above, the committee established the 2014 PSU payout score at 94.5% of target.

The below-target 2014-2016 PSU payout rate in comparison with the above-target annual SEAICP payouts over the same performance period is predominantly due to the significant appreciation of the USD vs. other currencies, other than the euro and the Brazilian real, for which the results have been adjusted, as described above in footnote three.

Other Elements of Compensation

In addition to the primary elements of total direct compensation described above, the NEOs also may be eligible for the programs and benefits described below. The compensation related to these programs and benefits is provided in columns (h) and (i) of the Summary Compensation Table. In aggregate, they represent less than 3% of the total 2016 compensation for each NEO, as shown on the Summary Compensation Table.

Perquisites

As approved by the HRCC, for productivity and security reasons, Mr. Banga is provided the use of a company-leased automobile, with a driver that is employed by Mastercard. This enables him to make more efficient use of his time while providing a high level of safety and personal security. Mr. Banga also is permitted limited use of the company-leased aircraft for personal travel. Mr. Banga reimburses Mastercard, as calculated using the Standard Industry Fare Level rates published by the Internal Revenue Service ("IRS"), for any personal aircraft usage.

Deferred Compensation

In 2016, all U.S. employees, including our U.S. NEOs, whose 2015 target cash compensation (that is, base pay plus target annual incentive) was in excess of $235,000, were eligible to defer a portion of compensation into a non-qualified deferred compensation arrangement, referred to as the Mastercard Incorporated Deferral Plan. None of the NEOs elected to defer their 2016 compensation into the plan.

Benefit Programs

The HRCC is responsible for reviewing specific benefit arrangements for the NEOs and other key employees to determine competitiveness in the market, as well as to ensure that these programs are consistent with management's objectives to attract, retain and motivate high-performing employees. Mastercard maintains several benefit plans and programs in which the NEOs may be eligible to participate. These plans and programs include:

- **Mastercard Savings Plan ("Savings Plan"):** a 401(k) retirement plan for U.S. employees, including NEOs. For 2016, the components of the plan included employee contributions on a before-tax Roth and/or after-tax basis, an employer matching contribution of 125% of the employee contributions (up to 6% of eligible compensation) and a non-elective, discretionary company contribution of up to 1.25% of eligible compensation. Eligible compensation in the Savings Plan is limited to base salary, up to the applicable IRS limit, which was $265,000 in 2016.

- **Restoration Program:** an arrangement for certain highly compensated employees, including the NEOs, eligible for employer contributions under the 401(k) plan that provides annual taxable payments intended to restore benefits that could not be earned under the Savings Plan due to limits imposed by the Internal Revenue Code, including the limit on compensation under Section 401(a)(17). Under the Restoration Program, each eligible employee's account receives an annual contribution to restore the difference between (1) the employer matching and discretionary contributions the employee could have earned under the Savings Plan in the absence of the Internal Revenue Code limits and (2) the employer matching and discretionary contributions actually earned under the Savings Plan.

- **Mastercard U.K. Pension Plan:** a defined contribution retirement scheme for U.K. employees, including Ms. Cairns. For 2016, the plan included employee and employer contributions. Employee contributions are not required; however, employees can voluntarily contribute up to 5% of their base salary for which Mastercard will make an additional contribution in accordance with a set contribution table. Eligible employees, including Ms. Cairns, receive a company contribution equal to 10%-15% of their base salary based on a salary banding structure.

- **Mastercard's Health and Welfare programs:**

  ▸ Health and Welfare programs are available to all U.S. employees working a minimum of 76 hours per month, including the NEOs. These programs include medical, dental, vision, flexible spending accounts, health savings accounts, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, medical, dental and life insurance coverage is available for retirees. Employees who were hired on or before June 30, 2007, including Messrs. Flood and Reeg, are eligible for an employer subsidy that reduces the retiree's cost for participating in the medical and dental programs. The amount of the subsidy is based on the employee's age and service upon retirement. Employees who were hired after June 30, 2007 are eligible for the same programs but without any employer subsidy.

  ▸ Health and Welfare programs are available to all U.K. employees, including Ms. Cairns. These programs include medical, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, all eligible employees receive a Flex Allowance equal to 5% of their annual base pay that can be used to purchase additional vacation days and coverage for dental, family medical and life insurance.

2017 Compensation Decisions

2017 Total Direct Compensation

In February 2017, using the methodology that we discussed earlier in the section titled "Total Direct Compensation for NEOs" and the process we earlier described in "Summary of the Annual Compensation Decision-Making Process," the HRCC approved the 2017 target compensation for each NEO, performance targets for the year ending December 31, 2017 that will be used to determine funding for cash bonus awards that may be paid to NEOs under the SEAICP and the performance metrics for the 2017 PSU awards.

The HRCC approved an increase to the annual base salary for Mr. Banga and Ms. Hund-Mejean. Effective March 1, 2017, Mr. Banga's base salary was set at $1,250,000, and Ms. Hund-Mejean's base salary was set at $750,000. Base salary for all other NEOs remained unchanged.

The 2017 annual incentive award opportunities (as a percentage of base salary) under the SEAICP for each of our NEOs remained at the same level as 2016 as found on the table on pg 44.

There were no changes to the design of the annual or long-term incentive plans.

The performance targets for the year ending December 31, 2017 that will be used to determine funding under the SEAICP will be based on Mastercard's actual achievement against pre-established net income and net revenue targets. Within that funding, the actual payout for each of the SEAICP participants then will be based upon Mastercard's achievement of the pre-established quantitative and qualitative corporate performance goals, which are included in the corporate scorecard, and their individual performance. We discussed the goals of the corporate scorecard earlier under "Total Direct Compensation for NEOs – Annual Incentive" and as stated in that section, the HRCC believes that it established meaningful incentives for management with quantitative and qualitative performance goals set forth in the corporate scorecard, where target performance (which the committee believed to be reasonably attainable) was established based upon internal budgets, the outlook for the economy, past Mastercard performance, corporate objectives in geographic markets and product offerings.

Additionally, on March 1, 2017, the HRCC granted the following aggregate dollar amount of stock options and PSUs under our LTIP to each NEO:

Name	Stock Options	Performance Stock Units	Total
Ajay Banga	$6,250,000	$6,250,000	$12,500,000
Martina Hund-Mejean	$2,125,000	$2,125,000	$4,250,000
Gary J. Flood	$1,775,000	$1,775,000	$3,550,000
Ann Cairns	$1,775,000	$1,775,000	$3,550,000
Robert Reeg	$925,000	$925,000	$1,850,000

The stock option awards have an exercise price of $112.31 per share, which was the closing price of Class A common stock on the NYSE on March 1, 2017 and will vest in four equal annual installments beginning on March 1, 2018.

The PSU design for the 2017 award is consistent with the 2016 design (you can find more information on pg 45). The number of PSUs awarded was converted from the dollar amounts shown above using the grant date fair value, which was based on a per share price of $112.31 and standard equity valuation procedures, in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. The PSU awards are not eligible for dividends or dividend equivalents prior to vesting. Vesting of the shares underlying the PSUs will occur, if at all, on February 28, 2020. The ultimate number of shares to be released on the vesting date will be based on meeting or exceeding average annual return on equity goals and achievement of net revenue, earnings per share and relative TSR targets determined by the HRCC for the three-year performance period.

Participants in the Compensation Process

Role of the HRCC

The HRCC approves the compensation of each executive officer, including each NEO. The committee has exclusive authority to grant equity awards to executive officers. The committee regularly reviews Mastercard's executive compensation and benefit policies, programs and practices and monitors applicable new rules and evolving best practices concerning executive compensation. Pursuant to its charter, the HRCC may delegate its authority to subcommittees as it deems appropriate. The HRCC may delegate to the Benefits Committee (or similar entity) the review and approval of legally required or non-material changes to compensation and benefit plans.

The Chairman of the HRCC determines the agenda for committee meetings with the assistance of the Chief Human Resources Officer ("CHRO"). Committee meetings are regularly attended by committee members, representatives of Frederic W. Cook & Co. (the HRCC's independent compensation consultant), the CEO, the CHRO and other representatives of management, as appropriate. The committee also meets in executive session without members of management present. The Chairman reports to the Board on the committee's decisions concerning, among other things, compensation of the executive officers. At the end of each year, the HRCC reviews and makes decisions on the elements and amounts of compensation for our executive officers. Additionally, the HRCC approves the funding for the long-term incentive and annual cash-based incentive awards.

Role of Compensation Consultant

The HRCC retains its own independent compensation consultant that reports directly to the committee. Since January 2011, the HRCC has engaged the services of Frederic W. Cook & Co. to provide primarily the following executive compensation consulting services:

- assist with the development and analysis of peer group companies for comparison of executive compensation
- conduct benchmarking of executive officer compensation relative to the peer group
- advise on executive compensation and equity plan design
- provide independent analysis and advice on CEO compensation

The compensation consultant's engagement includes reviewing and advising on all material aspects of Mastercard's executive compensation programs, including base salaries, annual incentives and equity compensation. In addition to the primary executive compensation services described above, during 2016, the compensation consultant, among other things:

- reported on trends, developments and best practices in executive compensation
- discussed the merits of various performance metrics for incentive compensation
- reviewed and advised on perquisite practices among peer group companies
- provided advice with respect to non-employee director compensation

The compensation consultant regularly attends HRCC meetings. In the course of discharging its responsibilities to the HRCC, the compensation consultant regularly communicates with the HRCC Chairman outside of committee meetings.

From time to time, the compensation consultant also meets with the CHRO, Executive Vice President of Total Rewards and members of the Total Rewards team. Among other things, these meetings include discussions regarding compensation-related information and a review of recommendations that the CEO may make to the HRCC concerning executive officer compensation other than his own. The compensation consultant reports to the committee on these matters rather than to management.

While the HRCC considers the compensation consultant's input and advice, it uses its own independent judgment in making final decisions concerning compensation paid to the executive officers. The committee has the full authority to retain and terminate the services of the compensation consultant.

The compensation consultant or its affiliates does not provide any other services to Mastercard or our affiliates unless approved by the HRCC. No such services were provided in 2016. After reviewing information provided by the compensation consultant regarding its independence and considering the relevant independence factors pursuant to applicable SEC rules and NYSE guidelines, the HRCC determined that no conflicts of interest existed in connection with the services the compensation consultant performed for it in 2016.

Role of the Chief Executive Officer

Within the framework of the compensation programs, each year, based on input from the compensation consultant, the CEO recommends the base salary, annual incentive target and long-term incentive awards for the executive officers, including the other NEOs, excluding himself. These recommendations are based upon his assessment of each executive officer's performance, the performance of the individual's respective business or function and employee retention considerations. The HRCC approves and ultimately determines the amounts payable to the executive officers. The CEO does not play any role in setting his own compensation.

Peer Group

The HRCC, with assistance from the independent compensation consultant and input from management, establishes Mastercard's peer group that is used for market comparisons and benchmarking.

The selection process begins with a long list of potential peer companies, which is filtered using various criteria to determine the final list of peer companies. The following outlines the process that is undertaken by the HRCC to select the peer group:



1 Consider initial list of companies

Initial List:
- Companies in similar industries
- Competitors for executive talent
- Companies that consider Mastercard a peer, are peers of our direct competitors or are considered to be our peers by third parties (i.e., analysts and proxy advisors)

2 Utilize an objective set of screens to create the list of potential peer companies

Size Screens:
- Revenue, market cap and market cap to revenue ratio

Performance Screens:
- Revenue growth, operating margin

Business Screens:
- Industry relevance, global presence

3 Apply secondary list of screens to select the final peer group that in aggregate satisfies the desired objectives

Secondary Screens:
- Company strategy, technology-focused companies, international and global brands, consulting services companies

Using the various screens shown above, the following peer group was used for market comparisons, benchmarking and setting executive compensation for 2016:

Accenture plc	Automatic Data Processing Inc.	Discover Financial	Fiserv, Inc.	SAP SE
Adobe Systems Incorporated	Capital One Financial Corporation	Services	Intuit Inc.	S&P Global Inc.
Alliance Data Systems Corporation	CA, Inc.	eBay Inc.	Qualcomm	Visa Inc.
American Express Company	Colgate-Palmolive Company	EMC Corporation	Incorporated	Yahoo! Inc.

In 2016, following the HRCC's annual review of the peer group, it was determined that although in aggregate the peer group met the stated objectives, some minor changes were approved based on the latest screens:

- Added PayPal and Salesforce.com

- Removed eBay, EMC Corporation and Yahoo!

The compensation consultant used the peer group to develop the market data and benchmarking materials that were provided to the HRCC to assist in the 2017 executive compensation decision-making process.

As shown below, Mastercard's relative size rank within the peer group, including the changes made in 2016 as described above, has remained consistent with the rankings at the time of the peer group inception in 2014:



While the HRCC relies on the peer group analysis to provide market data and relevant trend information, it does not target a percentile within this group and does not consider the peer group analysis as a substitute for its collective business judgment.

Severance Agreements

Mastercard has entered into an employment agreement with Mr. Banga and Ms. Hund-Mejean, each of which provides severance under specified circumstances, and has entered into an employment agreement with Ms. Cairns, which provides for notice to her prior to termination (but not severance). Mastercard has not amended any of these agreements other than to make administrative changes (including updates to comply with Section 409A of the Internal Revenue Code). Messrs. Flood and Reeg and Ms. Cairns are each covered by our standard severance and change-in-control plans for key executives.

When making compensation decisions for the NEOs, the HRCC generally does not consider the potential payments that may be made in the future to the NEOs in the event of termination of employment or a change in control. The employment agreements provide a general framework for compensation and generally set minimum levels of compensation, job responsibilities and severance arrangements governing the obligations of the parties following a termination of employment or a change in control of Mastercard. The potential severance payments to Mr. Banga and Ms. Hund-Mejean under their respective employment agreements were approved as part of the overall employment agreement with each of them after consideration by Mastercard of the need to attract these key executives, preserve employee morale and encourage retention in the face of a potential disruptive impact of a termination of employment or a change in control of Mastercard. In addition, Mastercard believes that severance payments provide an appropriate incentive for executives to comply with the non-competition, non-solicitation and non-disclosure restrictions following a termination of employment. Moreover, the benefits provided to the NEOs in the event of a change in control of Mastercard are designed to allow the executives to assess takeover bids objectively and to maintain their sole focus on keeping the interests of stockholders the top priority.

You can find further discussion of these severance arrangements in the "Potential Payments upon Termination or Change-in-Control" section that follows this CD&A.

Additional Compensation Program Features and Policies

Stock Ownership Requirement and Guideline

The HRCC adopted a stock ownership guideline in December 2006 for the purpose of aligning the interests of the NEOs and other senior executives with the interests of stockholders. In 2016, for the Management Committee, including the NEOs, the ownership guideline was changed to an ownership requirement. Under the ownership requirement, Mr. Banga is required to hold at least six times his base salary in Mastercard stock, the other NEOs are required to hold at least four times their base salary in Mastercard stock, and the remaining Management Committee members must hold 2-4 times their base salary in

Mastercard stock. Executives subject to the ownership requirement must retain at least 50% of the net shares received from each restricted and performance stock unit vesting event until they are in compliance with the holding requirement. All of the NEOs have exceeded these required ownership levels.

The ownership guideline remains in place for approximately 115 key managers and executives and calls for ownership of one times the individual's base salary in Mastercard stock. Individuals who are newly hired or promoted are given five years to attain the guideline's ownership levels.

For the ownership requirement and guideline, shares of Mastercard stock held directly or indirectly are included in the calculation of an individual's holdings. However, RSUs, PSUs and unexercised stock options are excluded from the calculation. Compliance with the ownership requirement and guideline is reviewed by the HRCC annually. If the committee determines that an executive is not in compliance with the requirement or guideline, it may direct a larger percentage of the executive's future compensation into equity-based compensation.

Stock Option Grant Practices

The HRCC has adopted a policy with respect to equity awards that contains procedures to prevent stock option backdating or other timing issues. Under the policy, the HRCC has exclusive authority to grant equity awards to our NEOs. The policy provides that the committee will approve annual equity grants to employees at a meeting prior to March 1 each year, with the dollar amounts for such awards to be set at such meeting and grants to be made effective as of and with an exercise price reflecting the closing price of our Class A common stock on the NYSE on March 1 each year. If March 1 falls on a weekend, the exercise price for any stock options granted will be the closing price of the stock on the last trading day prior to March 1. Grants of equity awards to new or newly-promoted employees or for other special events may be made at other times in the year. These off-cycle grants are issued using an exercise price that reflects the closing price of our Class A common stock on the effective date of the grant.

Clawbacks

In the event of an accounting restatement of materially inaccurate financial results, the SEAICP and LTIP, as well as the PSU grant agreements, include clawback provisions under which the company may recover performance-based compensation in excess of the amounts that would have been paid or earned based on the restated financial results. The PSU clawback is designed to recoup the shares award or, in the event the shares have been sold or transferred, the net proceeds from that sale or transfer.

Our NEOs' participation in the LTIP, our long-term incentive plan, is conditioned upon signing a non-solicitation, non-competition and non-disclosure agreement with Mastercard. The non-competition covenant is effective for 12 months, and the non-solicitation covenant is effective for 24 months (18 months, in Ms. Cairns' case) after termination from Mastercard. The agreement also contains a provision for the recovery by Mastercard, in the event of a violation of the non-solicitation, non-competition or non-disclosure covenants, of gains realized from stock options exercised during the two-year period prior to the date of the violation and the value of any stock awards other than stock options that vested in the two-year period prior to the violation or, to the extent no such stock award vested during that period, the gross amount of annual incentive payouts under the SEAICP.

Risk Assessment

The HRCC has reviewed and assessed Mastercard's compensation policies and practices for all employees, including our NEOs. Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the committee considers the relationship of Mastercard's risk oversight practices to employee compensation. The committee believes that Mastercard's compensation program and policies do not create or encourage risk taking that is reasonably likely to have a material adverse effect on Mastercard.

Tax Implications – Deductibility of Executive Compensation

As part of its role, the HRCC reviews and considers the limitations on the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which requires that public companies meet specific criteria in order to deduct, for federal income tax purposes, compensation over $1,000,000 paid to their CEO and to each of their three highest compensated executive officers, excluding their CEO and CFO. SEAICP payments, stock options and PSUs are intended to qualify as performance-based compensation and be fully deductible for federal income tax purposes. The committee continues to maintain the option of granting RSUs, which are subject to the deduction limitations under Section 162 (m), on a limited basis. The HRCC also may approve compensation that is not intended to qualify for a deduction under Section 162(m) if it determines that it is appropriate to do so in light of other competing interests and goals such as the attraction and retention of key executives. In particular, the committee believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent needed for Mastercard's success. Consistent with this practice, the HRCC previously authorized compensation in excess of $1,000,000 to Mr. Banga that is not performance based under Section 162(m).

Compensation Committee Report

The HRCC has reviewed and discussed the CD&A with management and, based on such review and discussions, the HRCC recommended to the Board that the CD&A be included in Mastercard's 2016 Form 10-K and in this proxy statement.

The Human Resources and Compensation Committee

José Octavio Reyes Lagunes, Chairman

Silvio Barzi

Steven J. Freiberg

Julius Genachowski

Merit E. Janow

Oki Matsumoto

(April 2017)

Compensation Committee Interlocks and Insider Participation

None of the members of the HRCC has ever served as an officer or employee of Mastercard or had any disclosable related person transaction in which Mastercard was a participant during the last fiscal year. In addition, no executive officer of Mastercard served on the compensation committee or board of directors of a company for which any of our directors serves as an executive officer.

Summary Compensation Table

The following table summarizes the total compensation paid or earned for 2016, 2015 and 2014 by each of the NEOs, who consist of individuals who served as our principal executive officer, our principal financial officer and our three other most highly compensated executive officers during the year ended December 31, 2016:

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e) [1]	Option Awards ($) (f) [2]	Non-Equity Incentive Plan Compensation ($) (g) [3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i) [4]	Total ($) (j)
Ajay Banga President and Chief Executive Officer	2016	1,200,000	—	5,750,003	5,749,990	4,032,000	—	160,063	16,892,056
	2015	1,200,000	—	5,249,860	5,250,005	3,588,000	—	250,598	15,538,463
	2014	1,058,333	—	4,250,048	4,250,017	3,578,000	—	269,643	13,406,041
Martina Hund-Mejean Chief Financial Officer	2016	691,667	—	1,875,053	1,875,019	1,308,125	—	63,409	5,813,273
	2015	641,667	—	1,625,004	1,624,983	1,172,438	—	57,537	5,121,629
	2014	600,000	—	1,400,076	1,400,020	1,238,250	—	78,806	4,717,152
Gary J. Flood President, Global Products and Solutions	2016	650,000	—	1,625,089	1,625,007	1,124,175	—	59,858	5,084,129
	2015	641,667	—	1,300,023	1,300,001	1,088,100	—	59,013	4,388,804
	2014	600,000	—	1,300,042	1,299,990	1,190,625	23,664	78,943	4,493,264
Ann Cairns [5] President, International Markets	2016	609,427 [6]	—	1,625,089	1,625,007	1,087,502	—	22,619	4,969,644
	2015	613,818 [7]	—	1,300,023	1,300,001	1,133,678	—	94,137	4,441,657
	2014	619,778	—	1,200,009	1,200,017	1,232,779	—	95,159	4,347,742
Robert Reeg, President, Operations & Technology	2016	550,000	—	925,005	924,987	798,025	—	50,688	3,248,705

[1] Represents the aggregate grant date fair value of stock awards made to each NEO computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Each amount represents aggregate fair value as of the service inception date for stock awards made with performance conditions. Aggregate grant date fair value reported for stock awards made with performance conditions is based on target performance, which was the probable outcome of the performance conditions as of the grant date. Assuming maximum performance levels were to be achieved with respect to awards with performance conditions, the value of the stock awards made with performance conditions granted to each of the named executive officers as of the grant date for 2016 would be as follows: Mr. Banga—$11,500,006; Ms. Hund-Mejean—$3,750,106; Mr. Flood—$3,250,178; Ms. Cairns—$3,250,178; Mr. Reeg—$1,850,010. Further details with respect to these awards are included in Note 15 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2016 included in the 2016 Form 10-K.

[2] Represents the aggregate grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures made to each NEO. Assumptions used in the calculation are included in Note 15 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2016 included in the 2016 Form 10-K.

[3] Amount represents performance-based incentive compensation paid in February of the next fiscal year but earned by the NEOs in the year indicated pursuant to the SEAICP.

[4] See the All Other Compensation in 2016 table following the Summary Compensation Table for information with respect to this amount for 2016.

[5] Cash amounts received by Ms. Cairns pursuant to her agreement are paid in British pounds. In calculating the U.S. dollar equivalent for amounts that are not denominated in U.S. dollars, Mastercard translates each payment to Ms. Cairns into U.S. dollars based on an average exchange rate as of the first business day for each month during the applicable year. The average exchange rate for 2016 was 1.3651708 U.S. dollars per British pound.

[6] Salary for Ms. Cairns for 2016 includes cash payments totaling of $54,826 made to her in lieu of a company pension contribution.

[7] Salary for Ms. Cairns for 2015 has been corrected from the previously reported amount due to an inadvertent error.

All Other Compensation in 2016

The following table sets forth certain information with respect to the "All Other Compensation" column of the Summary Compensation Table for 2016 for the NEOs:

Name (a)	Perquisites & Other Personal Benefits ($) (b) [1]	Registrant Contributions to Defined Contribution Plans ($) (c) [2]	Insurance Premiums ($) (d) [3]
Ajay Banga	$50,022	$105,001	$5,040
Martina Hund-Mejean	—	$60,521	$2,888
Gary J. Flood	—	$56,876	$2,982
Ann Cairns	—	$20,798	$1,821
Robert Reeg	—	$48,126	$2,562

[1] Amounts represent (1) the aggregate incremental cost to Mastercard for personal use of a leased corporate aircraft ($26,626), which is based on the variable costs to Mastercard for operating the aircraft and includes fuel costs, hourly flight charges and associated taxes (less a reimbursement to Mastercard by Mr. Banga for personal travel); and (2) the aggregate incremental cost to Mastercard of $23,396 with respect to personal use of a company-leased car by Mr. Banga, which is based on the allocation between personal and business use (based on mileage), for the cost of lease payments, insurance premiums and fuel expense in 2016.

[2] For Ms. Hund-Mejean and Messrs. Banga, Flood and Reeg, amounts represent (1) matching contributions of up to 7.5% of eligible compensation and an annual discretionary company contribution of 1.25% of eligible compensation under the Savings Plan ($23,188 in total to each of these NEOs); and (2) Mastercard contributions to the Restoration Program (Mr. Banga—$81,813; Ms. Hund-Mejean—$37,333; Mr. Flood—$33,688; Mr. Reeg—$24,938). For Ms. Cairns, amount represents a contribution made by Mastercard under the Mastercard U.K. Pension Plan, a defined contribution plan, during 2016 and is translated using an exchange rate of 1.3651708 U.S. dollars per British pound (calculated as described in footnote 5 of the Summary Compensation Table).

[3] Amounts represent 2016 premiums paid by Mastercard for executive life insurance coverage.

Grants of Plan-Based Awards in 2016

The following table sets forth certain information with respect to awards granted during the year ended December 31, 2016 to each of our NEOs:

Name (a)	Grant Date (b)	Date of Action [1,2]	Estimated Possible Payouts under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j) [4]	Exercise or Base Price of Option Awards ($ / Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l) [5]
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Ajay Banga	3/1/2016	2/1/2016								309,472	$90.10	$5,749,990
	3/1/2016	2/1/2016				31,342	62,684	125,368				$5,750,003
		2/1/2016	$1,200,000	$2,400,000	$6,000,000							
Martina Hund-Mejean	3/1/2016	2/1/2016								100,916	$90.10	$1,875,019
	3/1/2016	2/1/2016				10,221	20,441	40,882				$1,875,053
		2/1/2016	$437,500	$875,000	$2,187,500							
Gary J. Flood	3/1/2016	2/1/2016								87,460	$90.10	$1,625,007
	3/1/2016	2/1/2016				8,858	17,716	35,432				$1,625,089
		2/1/2016	$406,250	$812,500	$2,031,250							
Ann Cairns	3/1/2016	2/1/2016								87,460	$90.10	$1,625,007
	3/1/2016	2/1/2016				8,858	17,716	35,432				$1,625,089
		2/1/2016	$406,250	$812,500	$2,031,250							
Robert Reeg	3/1/2016	2/1/2016								49,784	$90.10	$924,987
	3/1/2016	2/1/2016				5,042	10,084	20,168				$925,005
		2/1/2016	$316,250	$632,500	$1,581,250							

[1] On February 1, 2016, the HRCC approved grants of stock options and PSUs under the LTIP to the specified NEOs that were granted on March 1, 2016. The grants of stock options were made in accordance with Mastercard's policy for grants of stock options. For additional details, see "Stock Option Grant Practices" in the CD&A that precedes these tables.

[2] On February 1, 2016, the HRCC established threshold, target and maximum payouts for all NEOs under our SEAICP for 2016. Actual payout amounts under the SEAICP for 2016 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. See "Executive Compensation Program Elements – Annual Incentive" in the CD&A that precedes these tables.

[3] Represents an award of PSUs granted on March 1, 2016. The PSUs vest in full, if at all, on February 28, 2019. The actual number of shares of Class A common stock to be issued with respect to the PSU awards will be determined based on Mastercard's performance over the three-year period ending December 31, 2018.

[4] Represents a grant of stock options having a 10-year term and vesting in 25% increments on each of March 1, 2017, 2018, 2019 and 2020.

[5] Represents, as applicable, the grant date fair value or the fair value as of the service inception date, in each case, as computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Further details with respect to these awards and assumptions used in their calculation are included in Note 15 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2016 included in the 2016 Form 10-K. PSUs are reflected based on the aggregate grant date fair value based on target performance, which was the probable outcome of the performance conditions as of the grant date.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table sets forth certain information with respect to all outstanding option awards and stock awards held by each of our NEOs on December 31, 2016:

Name (a)	Stock Option Grant Date	Option Awards			Option Exercise Price ($) (e)	Option Expiration Date (f)	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)			Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h) [1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i) [2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) [1]
Ajay Banga							51,432 [10]	$5,310,354	115,638	$11,939,624
	3/1/2011 [4]	278,040	—	—	$24.036	3/1/2021				
	3/1/2012 [5]	252,600	—	—	$42.043	3/1/2022				
	3/1/2013 [6]	258,450	86,150	—	$51.830	3/1/2023				
	3/1/2014 [7]	148,706	148,706	—	$77.720	3/1/2024				
	3/1/2015 [8]	75,911	227,733	—	$90.130	3/1/2025				
	3/1/2016 [9]	—	309,472	—	$90.100	3/1/2026				
Martina Hund-Mejean							16,943 [10]	$1,749,365	36,832	$3,802,904
	3/1/2012 [5]	60,640	—	—	$42.043	3/1/2022				
	3/1/2013 [6]	76,020	25,340	—	$51.830	3/1/2023				
	3/1/2014 [7]	48,986	48,986	—	$77.720	3/1/2024				
	3/1/2015 [8]	23,496	70,488	—	$90.130	3/1/2025				
	3/1/2016 [9]	—	100,916	—	$90.100	3/1/2026				
Gary J. Flood							15,732 [10]	$1,624,329	30,829	$3,183,094
	3/1/2012 [5]	34,140	—	—	$42.043	3/1/2022				
	3/1/2013 [6]	69,930	23,310	—	$51.830	3/1/2023				
	3/1/2014 [7]	45,486	45,486	—	$77.720	3/1/2024				
	3/1/2015 [8]	18,797	56,391	—	$90.130	3/1/2025				
	3/1/2016 [9]	—	87,460	—	$90.100	3/1/2026				
Ann Cairns							14,522 [10]	$1,499,397	30,829	$3,183,094
	3/1/2013 [6]	65,370	21,790	—	$51.830	3/1/2023				
	3/1/2014 [7]	41,988	41,988	—	$77.720	3/1/2024				
	3/1/2015 [8]	18,797	56,391	—	$90.130	3/1/2025				
	3/1/2016 [9]	—	87,460	—	$90.100	3/1/2026				
Robert Reeg							9,077 [10]	$937,200	18,910	$1,952,458
	3/1/2010 [3]	13,270	—	—	$23.274	3/1/2020				
	3/1/2011 [4]	28,080	—	—	$24.036	3/1/2021				
	3/1/2012 [5]	38,720	—	—	$42.043	3/1/2022				
	3/1/2013 [6]	38,010	12,670	—	$51.830	3/1/2023				
	3/1/2014 [7]	26,242	26,242	—	$77.720	3/1/2024				
	3/1/2015 [8]	12,652	37,956	—	$90.130	3/1/2025				
	3/1/2016 [9]	—	49,784	—	$90.100	3/1/2026				

[1] Value is based on the December 30, 2016 (the last trading date prior to December 31, 2016) per share closing market price of Class A common stock on the NYSE of $103.25.

[2] Represents for each named executive officer (1) a number of PSUs granted on March 1, 2015, which vest, if at all, on February 28, 2018 and (2) a number of PSUs granted on March 1, 2016, which vest, if at all, on February 28, 2019. The number of shares for the PSUs granted on March 1, 2015 and March 1, 2016 corresponds to the target number of shares that would be issued upon vesting.

The actual number of shares of Class A common stock to be issued and actual payout value of unearned shares with respect to the PSU awards granted on each of March 1, 2015 and March 1, 2016 will be determined based on Mastercard's performance over the three-year performance periods ending December 31, 2017 and December 31, 2018, respectively.

[3] Represents stock options granted during 2010 and vested in 25% increments on March 1 of each of 2011, 2012, 2013 and 2014.

[4] Represents stock options granted during 2011 and vested in 25% increments on March 1 of each of 2012, 2013, 2014 and 2015.

[5] Represents stock options granted during 2012 and vested in 25% increments on March 1 of each of 2013, 2014, 2015 and 2016.

[6] Represents stock options granted during 2013 and vested in 25% increments on March 1 of each of 2014, 2015, 2016 and 2017.

[7] Represents stock options granted during 2014 and vest in 25% increments on March 1 of each of 2015, 2016, 2017 and 2018.

[8] Represents stock options granted during 2015 and vest in 25% increments on March 1 of each of 2016, 2017, 2018 and 2019.

[9] Represents stock options granted during 2016 and vest in 25% increments on each of March 1 of each of 2017, 2018, 2019 and 2020. See the Grants of Plan-Based Awards in 2016 table for more information.

[10] Represents the number of PSUs granted on March 1, 2014, which vested on February 28, 2017, and correspond to the number of shares that were issued at a performance level of 94.5% based on Mastercard's performance over the three-year performance period ending December 31, 2016.

Option Exercises and Stock Vested in 2016

The following table sets forth certain information with respect to stock awards that vested for, and stock options that were exercised by, each of our NEOs during the year ended December 31, 2016:

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) [1] (c)	Number of Shares Acquired on Vesting (#) [2] (d)	Value Realized on Vesting ($) [3] (e)
Ajay Banga	129,740	$9,487,951	118,178	$10,384,892
Martina Hund-Mejean	70,200	$5,109,598	53,621	$4,938,831
Gary J. Flood	73,820	$4,936,621	31,976	$2,809,891
Ann Cairns	12,630	$754,552	29,891	$2,626,672
Robert Reeg	–	–	17,381	$1,527,355

[1] The value realized on exercise is calculated as the number of shares acquired upon exercise, multiplied by the difference between the per share market value at the time of exercise less the option exercise price paid for the shares of Class A common stock.

[2] For Ms. Hund-Mejean, value represents the number of RSUs and PSUs that vested during 2016. For the other NEOs, value represents the number of PSUs that vested during 2016.

[3] Value realized upon vesting based on the average of the high and low market price per share of Class A common stock on the NYSE on the respective vesting date.

Potential Payments upon Termination or Change-in-Control

Employment Agreements and Arrangements

Mastercard International is party to an employment agreement with three of our NEOs - Mr. Banga, Ms. Hund-Mejean and Ms. Cairns. Mastercard historically has not amended any of these agreements other than for administrative purposes. We have publicly filed with the SEC our employment agreements/ arrangements with each of our NEOs other than Mr. Reeg (which we expect to file after we file this Proxy Statement).

Below are descriptions of each of our NEO's employment arrangements, including potential events of termination and related payments. See Potential Payments Tables (pgs 65 - 68) for specific amounts that would have been payable by our NEOs had a termination event occurred on December 31, 2016.

Term

The employment agreements for Mr. Banga and Ms. Hund-Mejean provide for automatic one-year renewals unless either party gives at least 90 days' prior written notice.

Messrs. Flood and Reeg (who will depart the company on October 1, 2017) are employed at-will by Mastercard International. Ms. Cairns is employed by Mastercard U.K. for an indefinite term (but not past her 65th birthday) and may terminate her employment with six months' written notice or may be terminated by Mastercard U.K. with the longer of six months or the statutory notice period.

Compensation

Each NEO receives a base salary that is subject to adjustment based on an annual performance review by the HRCC. Additionally, each executive is eligible to participate in annual and/or long-term bonus or incentive plan(s) generally available to other executive officers, as well as other applicable Mastercard International or Mastercard U.K. employee compensation and benefit plans and programs, including the LTIP and SEAICP.

Events of Termination of Employment and Related Payments

Banga and Hund-Mejean

The following table sets forth termination events and applicable payments for Mr. Banga and Ms. Hund-Mejean:

Termination Event*		Components of Termination Payment
Death		• Target annual incentive bonus for year in which termination occurs if not already paid (plus the target annual incentive bonus earned for the previous year, if not already paid)
Disability		• For Mr. Banga, annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid • For Ms. Hund-Mejean, target annual incentive bonus prorated for year of termination (plus the target annual incentive bonus earned for the previous year, if not already paid)
For Cause, Voluntary Resignation or Non-Renewal by the Executive		• No additional payments
Without Cause, with Good Reason or Non-Renewal by Mastercard International	➢ Base salary earned but not paid through date of termination ➢ Payment for all accrued but unused vacation time ➢ Additional benefits, if any and as applicable, under Mastercard plans or programs	• Annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • Severance payable over 24 months (the severance period) equal to base salary continuation for 24 months plus two times the average annual bonus earned by the executive in the prior two years of employment before termination • Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter • Reasonable outplacement services for the shorter of the severance period or the period of unemployment
Mandatory Retirement		• Annual incentive bonus for year in which termination occurs (plus the annual incentive bonus earned for the previous year, if not already paid) based upon Mastercard's actual performance (prorated for Ms. Hund-Mejean) • Additional vested benefits to which the executive is entitled following termination

* For certain defined terms used in this table, see Definitions on pg 64.

Cairns, Flood and Reeg

Termination Events and Payments The following table sets forth termination events and applicable payments for Ms. Cairns and Messrs. Flood and Reeg:

Termination Event*	Components of Termination Payment	
Death		• Target annual incentive bonus for year in which termination occurs (plus the target annual incentive bonus earned for the previous year, if not already paid)
Disability		• Target annual incentive bonus prorated for year of termination (plus the target annual incentive bonus earned for the previous year, if not already paid)
For Cause or Voluntary Resignation		• No additional payments
Without Cause or with Good Reason	➢ Base salary earned but not paid through date of termination ➢ Payment for all accrued but unused vacation time ➢ Additional benefits, if any and as applicable, under Mastercard plans or programs	• Annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid) • Base salary continuation for 18 months (the severance period) following termination (extendable by an additional six months at Mastercard's sole discretion) • An amount equal to 1.5 times the annual incentive bonus paid to the executive for the year prior to termination, paid ratably over the severance period and in accordance with Mastercard's annual incentive bonus pay practices (or up to an amount equal to two times the bonus for the prior year, payable over 24 months at Mastercard's discretion) • Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) (not applicable to Ms. Cairns) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter • Reasonable outplacement services for the shorter of the severance period or the period of unemployment
Mandatory Retirement		• Annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year, if not already paid)

* For certain defined terms used in this table, see Definitions on pg 64.

Additional Termination Events and Payments for Ms. Cairns Mastercard U.K. may elect, in lieu of providing notice of termination, to pay Ms. Cairns' base salary and the value of any other contractual benefits she would have otherwise received during the notice period. Additionally, Mastercard U.K. may terminate Ms. Cairns' employment at any time and without notice in the event that she engages in gross misconduct, including theft, damage to company property, fraud, conviction of certain crimes, incapacity to work due to being under the influence of alcohol or illegal drugs, in the loading of unlicensed or illegal software onto company hardware, deliberate breach of company policies on use of computer systems and software, physical assault or gross insubordination, unauthorized use or disclosure of confidential information, repeated material breach of her obligations to Mastercard U.K., personal bankruptcy or mental disability as a patient under applicable laws.

"Double Trigger" Change-in-Control Payments If, within the six months preceding or two years following a Change-in-Control, Mr. Flood, Mr. Reeg or Ms. Cairns terminates his or her employment with Mastercard International or its successor for Good Reason or is terminated by Mastercard International or its successor without Cause, he or she will be entitled to the following termination payments:

"Double-Trigger" Severance Payments
• Lump sum payments within 30 days following date of termination of (1) all base salary earned but not paid and (2) all accrued but unused vacation time
• Pro-rata portion of the annual incentive bonus payable in year of termination and previous year, if not already paid
• Base salary continuation for 24 months following termination (the severance period)
• Annual bonus payments following the date of termination, the aggregate amount equal to the average annual bonus received by the executive over the prior two years of employment, payable ratably over the severance period
• Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) (not applicable to Ms. Cairns) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter
• Reasonable outplacement services for the shorter of the severance period or the period of unemployment
• Such additional benefits, if any, that the executive would be entitled to under applicable Mastercard plans and programs (other than severance payments)

Release of Claims

Each NEO is required to enter into a separate agreement and release of claims against Mastercard International in order to receive payment for severance, Change-in-Control and other payments on account of termination other than for Cause, with Good Reason or for non-renewal.

Additional Terms

Tax Gross-up Payments

Ms. Hund-Mejean's employment agreement contains provisions for tax gross-up payments in connection with golden parachute excise taxes. The executive's right to receive a gross-up payment or specified payments on account of termination without Cause, with Good Reason or non-renewal is subject to entering into a separation agreement and release of claims against Mastercard International.

Restrictive Covenants

All of the executives are subject to Mastercard International's standard restrictive covenants for executive employees, including non-disclosure, non-competition and non-solicitation obligations.

In addition, each executive has signed a separate non-compete agreement, including agreements in order to receive long-term incentive awards and, for at-will employees, specified severance and Change-in-Control payments as follows:

Executive	Long-Term Incentive Awards	Severance Plan Payments	Change-in-Control Payments
Mr. Banga and Ms. Hund-Mejean	• 12-month non-compete • 24-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	Not applicable	Not applicable
Ms. Cairns	• 12-month non-compete • 18-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination)	• Two-year non-compete and non-solicit
Messrs. Flood and Reeg	• 12-month non-compete • 24-month non-solicit • In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation	• Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination)	• Two-year non-compete and non-solicit

Definitions

Cause

Defined as (a) willful failure of the executive to perform duties or responsibilities (other than due to disability); (b) engaging in serious misconduct that is injurious to Mastercard, including, but not limited to, damage to its reputation or standing in the industry; (c) conviction of, or entering into a plea of guilty or nolo contendere to, a crime that constitutes a felony or a crime that constitutes a misdemeanor involving moral turpitude; (d) the material breach of any written covenant or agreement with Mastercard International not to disclose any information pertaining to Mastercard International; or (e) the breach of our Code of Conduct, the Supplemental Code of Ethics, any material provision of the employment agreement or any material provision of other specified Mastercard or Mastercard International policies.

Notice of termination for cause must state the date of termination and identify the grounds upon which termination is based.

Good Reason

Defined as: (a) the assignment to a position for which the executive is not qualified or a materially lesser position than the position held; (b) a material reduction in annual base salary other than a 10% or less reduction, in the aggregate, over the term of employment; (c) the relocation of the executive's principal place of employment to a location more than 50 miles from his or her principal place of employment; and (d) for Mr. Banga and Ms. Hund-Mejean, the failure by Mastercard International to obtain an agreement from any successor to Mastercard International to assume and agree to perform any employment agreement between the executive and Mastercard International.

Change-in-Control

Defined as the occurrence of any of the following events (other than by means of a public offering of Mastercard Incorporated's equity securities):

(a) the acquisition by any person of beneficial ownership of more than 30% of the voting power of the then outstanding equity shares of Mastercard (the "Outstanding Registrant Voting Securities"), subject to specified exceptions

(b) a change in the composition of the Board that causes less than a majority of Mastercard's directors then in office to be members of the Board, subject to specified exceptions

(c) consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of Mastercard's assets or the purchase of assets or stock of another entity (a "Business Combination"), in each case, unless immediately following such Business Combination (1) all or substantially all of the persons who were the beneficial owners of the Outstanding Registrant Voting Securities immediately prior to such Business Combination will beneficially own more than 50% of the then outstanding voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such Business Combination in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Registrant Voting Securities, (2) no person will beneficially own more than a majority of the voting power of the then outstanding voting securities of such entity except to the extent that such ownership of Mastercard existed prior to the Business Combination and (3) at least a majority of the members of the board of directors of the entity resulting from such Business Combination will have been members of the incumbent Mastercard Board at the time of the initial agreement, or an action of Mastercard's Board, providing such Business Combination

(d) approval by Mastercard's stockholders of a complete liquidation or dissolution of Mastercard

Mandatory Retirement

For each executive, the last day of the calendar year in which he or she reaches the age of 65 (except for Ms. Cairns, who reaches mandatory retirement on the day she reaches the age of 65).

Potential Payments Tables

Below are tables showing the potential payments upon termination of employment or a change-in-control of Mastercard for each of the NEOs assuming the event took place on December 31, 2016, the last business day of our 2016 fiscal year. Following the tables are footnotes that provide additional information with respect to other potential payments and benefits.

In the tables, the equity awards shown for the NEO represent the value of unvested RSUs and stock options that would vest in the event of termination or change-in-control, as applicable, based on the $103.25 per share closing price of Class A common stock on the NYSE on December 30, 2016 (the last trading day prior to December 31, 2016). In the event of termination by Mastercard without Cause or by the executive with Good Reason in connection with a Change-in-Control, all unvested RSUs and stock options held by an NEO would immediately become vested. If an NEO who is retirement-eligible is terminated without Cause or terminates his employment for Good Reason (other than in connection with a Change-in-Control), all unvested RSUs and stock options would vest according to the terms of the award. If an NEO who is not retirement-eligible (as defined in the LTIP) is terminated without Cause or terminates his or her employment for Good Reason (other than in connection with a Change-in-Control), all unvested RSUs and stock options would not become vested.

In the event of a Change-in-Control, the PSUs would continue to vest in accordance with the terms of the grant to the extent the achievement of the relevant performance goals could continue to be measured subsequent to the Change-in-Control. To the extent achievement of the relevant performance goals could no longer be measured, all of the NEO's unvested PSUs would vest in accordance with the terms of such grants on February 28, 2017, February 28, 2018 and February 28, 2019, respectively, conditioned upon the NEO's continued employment with Mastercard, as of those dates, and would be paid at a target level of performance. In the event that, within six months preceding, or two years following, a Change-in-Control, the NEO is terminated without Cause or with Good Reason, all of the NEO's then unvested PSUs would vest immediately and be payable at a target level of performance, conditioned upon the NEO's compliance with his or her non-competition and non-solicitation agreements.

| Benefit | Ajay Banga | | | | | |
	Death	Disability	For Cause	Voluntary	Without Cause / With Good Reason	Termination Following Change-in-Control
Cash Severance [1]	$—	$—	$—	$—	$9,473,662	$9,473,662
Annual Incentive Award	$2,400,000	$4,032,000	$—	$—	$4,032,000	$4,032,000
Unvested Equity [2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$15,283,711	$15,283,711	$—	$—	$15,283,711	$15,283,711
Performance Stock Units	$17,559,005	$17,559,005	$—	$—	$17,559,005	$17,559,005
Total	$32,842,716	$32,842,716	$—	$—	$32,842,716	$32,842,716
Other Benefits [3]						
Health and Welfare	$—	$—	$—	$—	$26,154	$26,154
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$71,154	$71,154
Total	$35,242,716	$36,874,716	$—	$—	$46,419,532	$46,419,532

| Benefit | Martina Hund-Mejean | | | | | |
	Death	Disability	For Cause	Voluntary	Without Cause / With Good Reason	Termination Following Change-in-Control
Cash Severance [1]	$—	$—	$—	$—	$3,773,905	$3,773,905
Annual Incentive Award	$875,000	$875,000	$—	$—	$1,308,125	$1,308,125
Unvested Equity [2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$4,805,443	$4,805,443	$—	$—	$4,805,443	$4,805,443
Performance Stock Units	$5,654,073	$5,654,073	$—	$—	$5,654,073	$5,654,073
Total	$10,459,516	$10,459,516	$—	$—	$10,459,516	$10,459,516
Other Benefits [3]						
Health and Welfare	$—	$—	$—	$—	$32,971	$32,971
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$77,971	$77,971
Total	$11,334,516	$11,334,516	$—	$—	$15,619,517	$15,619,517

	Gary J. Flood					
Benefit	Death	Disability	For Cause	Voluntary	Without Cause / With Good Reason	Termination Following Change-in-Control
Cash Severance [1]	$—	$—	$—	$—	$3,544,181	$3,544,181
Annual Incentive Award	$812,500	$812,500	$—	$—	$1,124,175	$1,124,175
Unvested Equity [2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$4,249,807	$4,249,807	$—	$4,249,807	$4,249,807	$4,249,807
Performance Stock Units	$4,902,000	$4,902,000	$—	$4,902,000	$4,902,000	$4,902,000
Total	$9,151,807	$9,151,807	$—	$9,151,807	$9,151,807	$9,151,807
Other Benefits [3]						
Health and Welfare	$—	$—	$—	$—	$22,941	$22,941
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$67,941	$67,941
Total	$9,964,307	$9,964,307	$—	$9,151,807	$13,888,104	$13,888,104

	Ann Cairns [4]					
Benefit	Death	Disability	For Cause	Voluntary	Without Cause / With Good Reason	Termination Following Change-in-Control
Cash Severance [1]	$—	$—	$—	$—	$3,108,361	$3,108,361
Annual Incentive Award	$693,251	$693,251	$—	$—	$1,087,502	$1,087,502
Unvested Equity [2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$4,082,344	$4,082,344	$—	$—	$4,082,344	$4,082,344
Performance Stock Units	$4,769,737	$4,769,737	$—	$—	$4,769,737	$4,769,737
Total	$8,852,081	$8,852,081	$—	$—	$8,852,081	$8,852,081
Other Benefits [3]						
Health and Welfare	$—	$—	$—	$—	$10,251	$10,251
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$55,251	$55,251
Total	$9,545,332	$9,545,332	$—	$—	$13,103,195	$13,103,195

	Robert Reeg					
Benefit	Death	Disability	For Cause	Voluntary	Without Cause / With Good Reason	Termination Following Change-in-Control
Cash Severance [1]	$—	$—	$—	$—	$2,719,261	$2,719,261
Annual Incentive Award	$632,500	$632,500	$—	$—	$798,025	$798,025
Unvested Equity [2]						
Restricted Stock Units	$—	$—	$—	$—	$—	$—
Unexercisable Options	$2,474,092	$2,474,092	$—	$2,474,092	$2,474,092	$2,474,092
Performance Stock Units	$2,944,174	$2,944,174	$—	$2,944,174	$2,944,174	$2,944,174
Total	$5,418,266	$5,418,266	$—	$5,418,266	$5,418,266	$5,418,266
Other Benefits [3]						
Health and Welfare	$—	$—	$—	$—	$19,338	$19,338
Outplacement	$—	$—	$—	$—	$45,000	$45,000
Total	$—	$—	$—	$—	$64,338	$64,338
Total	$6,050,766	$6,050,766	$—	$5,418,266	$8,999,890	$8,999,890

[1] For Mr. Banga and Ms. Hund-Mejean, the amount would be paid over a 24-month period and is equal to two times the sum of the executive's 2016 base salary and a two-year average of bonus paid for services in 2014 and 2015, whether the termination was in connection with a Change-in-Control or not. For Mr. Flood, Ms. Cairns and Mr. Reeg, the amounts payable in connection with a Change-in-Control would be paid over a 24-month period and is equal to two times the sum of the executive's 2016 base salary and the average of bonus paid for services in 2014 and 2015. For Mr. Flood, Ms. Cairns and Mr. Reeg, in the event of termination without Cause or for Good Reason without a Change-in-Control, the amount would be paid over an 18-month period and is equal to 1.5 times the sum of the executive's 2016 base salary and the bonus paid to the executive for services in 2015 ($2,587,312 for Mr. Flood; $2,330,795 for Ms. Cairns; $2,072,842 for Mr. Reeg). For all NEOs, cash severance reflects the present value of this calculation using discount rate of 0.89%, equal to 120% of the semiannual applicable short-term federal rates for December 2016.

[2] For the unvested equity in the Without Cause / With Good Reason column, assumes termination occurs within either six months prior to or two years following a Change-in-Control of Mastercard. In the event that termination does not occur within either six months prior to, or two years following, a Change-in-Control of Mastercard, the values for the NEOs who are not retirement-eligible or deemed retirement-eligible would be zero. For the PSUs in the "Change-in-Control" column, the amount reflects a Change-in-Control of Mastercard in which the company thereafter is unable to assess its performance against the specified objectives. Accordingly, consistent with the terms of the PSU awards, the amounts represented in the "Change-in-Control" column represent target level of performance. For the PSUs in the "Disability" column, the amount reflects the performance level at which Mastercard accrued the PSUs in its 2016 year-end financial statements based on Mastercard's assessment of its obligations based on quantitative and qualitative considerations of actual and forecasted results (with respect to the awards granted in 2014, 2015 and 2016). Further details with respect to these awards are included in Note 15 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2016 included in the 2016 Form 10-K.

[3] Includes continued health and welfare benefits, namely health coverage, dental coverage, vision coverage, individual life insurance and individual disability insurance for 18 months following termination and outplacement assistance. Ms. Hund-Mejean would also be eligible to receive excise tax gross-ups only if termination of employment is in connection with a Change-in-Control and the payout limit under Section 280G of the Internal Revenue Code is exceeded. Ms. Hund-Mejean would not have been eligible to receive an excise tax gross-up upon a termination on December 31, 2016.

[4] For Ms. Cairns, cash amounts are translated using an exchange rate of 1.3651708 U.S. dollars per British pound (calculated as described in footnote 5 of the Summary Compensation Table).

Equity Compensation Plan Information

The table below presents information as of December 31, 2016 for the LTIP and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan, both of which previously have been approved by stockholders. Mastercard does not have any equity compensation plans that have not been approved by stockholders:

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by stockholders	12,991,063 [1,2]	$64.78 [3]	57,586,951
Equity compensation plans not approved by stockholders	—	$—	—
Total	12,991,063 [1,2]		57,586,951

[1] The LTIP authorizes the issuance of stock options, restricted stock, RSUs, PSUs and other stock-based awards, and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan authorizes the issuance of DSUs and other awards provided for by the LTIP, such as restricted stock. Of the total number of shares: (a) 8,346,143 shares may be issued pursuant to outstanding stock options; (b) 4,106,151 shares may be issued pursuant to outstanding RSUs; (c) 439,420 shares may be issued pursuant to outstanding PSUs (see footnote (2) below); and (d) 99,349 shares may be issued pursuant to outstanding DSUs.

[2] The number of shares to be issued pursuant to outstanding PSUs represents the aggregate number of PSUs granted in each of 2014, 2015 and 2016, corresponding to the number of shares of our Class A common stock that: (a) for 2014, PSUs were issued pursuant to an actual performance level of 94.5% based on Mastercard's performance over the three-year performance period ended December 31, 2016 and (b) for 2015 and 2016, the PSUs are based on the expected performance over the three-year period ending December 31, 2017 and 2018, respectively. The PSUs to be issued will be based on actual performance levels up to a maximum of 200%.

[3] The weighted-average exercise price of outstanding options, warrants and rights excludes the RSUs, PSUs and DSUs.

Proposal 2: Advisory Approval of Mastercard's Executive Compensation

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ADVISORY APPROVAL OF OUR EXECUTIVE COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT**

In accordance with Section 14A of the Exchange Act, we are asking stockholders to approve an advisory (non-binding) resolution on the compensation of our NEOs. As previously described in detail in the CD&A, our compensation and benefit programs are significantly performance based and are designed to attract, retain and motivate our NEOs, who are critical to our success, and to align their interests with those of our stockholders. Our Board continues to believe that our executive compensation program and policies are effective in achieving these core principles.

The HRCC routinely reviews the compensation and benefit programs for our NEOs to ensure that they achieve the desired goals of closely aligning our executive compensation with performance and with our stockholders' interests. These reviews have resulted in a number of changes over the last several years.

We are asking stockholders to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to endorse or not endorse our executive compensation. This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to Mastercard's named executive officers, as disclosed in this proxy statement pursuant to the SEC rules, including the Compensation Discussion and Analysis, compensation tables and any related narrative discussion, is hereby approved."

Because this vote is advisory, it will not be binding on Mastercard, the Board or the HRCC. However, the Board and the HRCC value the opinions of our stockholders and will review and consider the voting results when considering our executive compensation program.

Our Board anticipates that the next say-on-pay advisory vote will be held at our 2018 annual meeting of stockholders, but will take into consideration the results of voting on our Say-on Frequency proposal (Proposal 3).

For an understanding of our executive compensation program information, we strongly encourage you to read:

- our CD&A (pgs 37-54)
- the 2016 Summary Compensation Table and additional compensation tables (pgs 55-68)

Proposal 3: Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "1-YEAR" AS THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Under Section 14A of the Exchange Act, stockholders have the opportunity to indicate how frequently the company should hold future advisory votes on the compensation of our NEOs. Stockholders can choose to have the company hold these votes every year, every two years or every three years or they can abstain from voting on this proposal. You are not voting to approve or disapprove the Board's recommendation.

This proposal, commonly referred to as "say on frequency," must be voted upon by stockholders at least once every six years. In 2011, the first opportunity to indicate how frequently stockholders believed we should seek advisory compensation votes, approximately 87% of shares voted were in favor of holding an annual advisory vote.

After careful consideration, including evaluating the previous annual votes we have held since 2011, our Board recommends the company continue to hold an advisory vote on executive compensation every year. The Board believes that holding an annual advisory vote on the compensation of our NEOs:

- provides the company with direct and immediate feedback on our compensation philosophy, policies and practices as disclosed in the proxy statement every year

- is consistent with our practice of seeking input from, and engaging in dialogue with, our stockholders on corporate governance matters and our executive compensation philosophy, policies and practices

You should note that because the advisory compensation vote occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change our executive compensation programs in consideration of any one year's advisory vote by the time of the following year's annual meeting.

The Board and the HRCC value your opinion and will carefully review the voting results in establishing the frequency of future advisory votes on compensation. However, because this vote is advisory and not binding on the Board or the company in any way, the Board may decide that it is in the best interests of our stockholders and the company to hold future advisory votes with a frequency different from that chosen by the greatest number of stockholders and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

Long Term Incentive Plan

Proposal 4: Re-approval of the Material Terms of the Performance Goals under the Mastercard Incorporated 2006 Long Term Incentive Plan, as Amended and Restated, for Purposes of Internal Revenue Code Section 162(m)



THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RE-APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE GOALS UNDER THE MASTERCARD INCORPORATED 2006 LONG TERM INCENTIVE PLAN, AS AMENDED AND RESTATED

Background

In 2005, the Board adopted and our stockholders approved the LTIP, which was later amended and approved by stockholders in each of 2007 and 2012.

We are asking our stockholders to re-approve the material terms of the performance goals for performance-based Awards (as defined below) under the LTIP to meet the stockholder approval requirements under Section 162(m) of the Internal Revenue Code. The material terms of this re-approval include:

- the employees eligible to receive Awards under the LTIP (as described under "Eligibility and Participation" below)

- the business criteria on which performance goals may be based (as described under "Section 162(m) Performance-Based Compensation" below)

- the limits on the maximum aggregate amounts of certain Awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code that may be made to any individual Participant during specified periods under the LTIP (as described under "Section 162(m) Performance-Based Compensation" below)

Approval of this Proposal 4 will constitute the required re-approval. We are not seeking to increase the number of authorized shares under the LTIP, nor are we making any changes to the LTIP.

Section 162(m) Re-approval

Section 162(m) of the Internal Revenue Code generally limits the deductibility of compensation paid to the CEO and the three other highest paid officers (other than the CFO) to $1 million per year. Performance-based compensation is not subject to this limitation on deductibility. Compensation qualifies as performance based only if it is payable on account of performance and satisfies certain other requirements, one of which is that the plan under which the compensation is payable be approved by stockholders. Section 162(m) of the Internal Revenue Code also requires that our stockholders re-approve the material terms of the performance goals under the LTIP every five years, and approval of this Proposal 4 is intended to constitute the required re-approval. We have in the past, and we specifically reserve our right in the future, to pay compensation that is not deductible under Section 162(m) of the Internal Revenue Code.

If our stockholders do not approve this proposal, we will not be able to grant under the LTIP any "qualified performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code after the date of the Annual Meeting unless and until the required stockholder approval is obtained. In that case, we will re-evaluate the alternatives available to us with respect to the compensation paid to our CEO and three other highest paid officers (other than our CFO).

Description of the LTIP

The following is a summary of the material features of the LTIP, as amended and restated. This summary is qualified in its entirety by reference to the full text of the LTIP, attached as Appendix C. All share amounts in this summary have been adjusted to reflect our 10:1 stock split on January 21, 2014 (all share amounts in Appendix C reflect pre-split numbers).

Purpose

The purpose of the LTIP is to promote the long-term financial success of the company and materially increase stockholder value by motivating performance through incentive compensation. The LTIP also is intended to encourage Participant ownership in the company, attract and retain talent, and enable Participants to participate in the long-term growth and financial success of the company.

Eligibility and Participation

Any employee of the company or of an affiliated employer is eligible to be designated by the HRCC as a "Participant" in the LTIP (approximately 12,000 people as of April 27, 2017). The company generally expects that Awards under the LTIP will be made to approximately 4,200 employees, including 8 executive officers.

Shares Subject to Plan

The total number of shares of Class A common stock available for Awards under the LTIP is 115,500,000 shares of Class A common stock, which may consist of authorized and unissued shares or treasury shares. Of this number, no more than 5,000,000 shares may be issued pursuant to grants of incentive stock options during the term of the LTIP. The HRCC has authority to include as available for distribution Class A common stock subject to an Award that has been forfeited or has otherwise terminated without issuance of Class A common stock, Class A common stock subject to an Award that has settled in cash, and Class A common stock received or retained by the company in connection with the settlement or exercise of an Award, including for satisfaction of any tax liability and withholding obligation. As of April 27, 2017, of the 115,500,000 shares of Class A common stock reserved for issuance under the LTIP, 84,112,488 shares had been issued, 14,076,507 shares were subject to outstanding Awards and 55,572,625 shares remained available for future grant. As of April 27, 2017, the closing price of our Class A common stock on the NYSE was $117.10 per share.

Awards

The LTIP authorizes grants of a variety of types of Awards to maintain flexibility. The LTIP permits the granting of:

- non-qualified stock options ("NQSO")
- incentive stock options ("ISO") as defined in Section 422 of the Internal Revenue Code
- stock appreciation rights ("SAR")
- restricted stock
- restricted stock units ("RSU")
- performance units
- other stock-based awards (the NQSOs, ISOs, SARs, restricted stock, RSUs, performance units, and other stock-based Awards are referred to collectively as "Awards")

Included within the meaning of RSUs are performance stock units ("PSU"), the vesting of which is conditioned in whole or in part upon the achievement of performance goals (see the "Compensation Discussion and Analysis" section for further discussion). No more than 5% of the total restricted stock, RSUs and performance units granted in any year will be subject to restrictions for a period of less than three years from the date of grant.

Administration

The LTIP is administered by the HRCC or such other committee or subcommittee designated by the Board to administer the LTIP. The Members of the HRCC will each be a non-employee director within the meaning of Rule 16b-3 under the Exchange Act, an "independent director" for purposes of the NYSE listing requirements and an "outside director" for purposes of Section 162(m) (in the case of grants intended to qualify as "qualified performance-based compensation" under Section 162(m)).

Adjustments

In the event of stock dividends, stock splits, recapitalizations, reclassifications or other specified events affecting the company or its shares of Class A common stock (as specified in the LTIP), appropriate and equitable adjustments or substitutions shall be made by the HRCC that may relate to the number of shares of Class A common stock of the company available for grant, as well as to other maximum limitations under the LTIP (e.g., ISO limit and individual Section 162(m) limits), and the number of shares of Class A common stock of the company or other rights and prices under outstanding Awards.

Types of Awards

Stock Options

Stock options granted under the LTIP may be either NQSOs or ISOs. The price of any stock option granted may not be less than the Fair Market Value (as defined in the LTIP) (or in the case of certain ISOs, 110% of the Fair Market Value) of the company's Class A common stock on the date the stock option is granted. The stock option price is payable in cash or certified check, Class A common stock of the company, through a broker-assisted cashless exercise, by any other method approved by the HRCC, or any combination of the foregoing. The standard form of payment of the exercise price is by delivery of cash by a broker-dealer as a cashless exercise. The Participant will have the rights of a stockholder after giving written notice of exercise and paying the option price, once the shares are recorded as having been issued and transferred.

The HRCC determines the terms of each stock option grant (including the vesting schedule) at the time of the grant. The aggregate Fair Market Value (as defined in the LTIP and as determined as of the date of the grant) of the shares of Class A common stock subject to ISOs that are exercisable by any Participant for the first time in any calendar year may not be greater than $100,000. All stock options will terminate no later than 10 years (or, in the case of certain ISOs, five years) from the date of the grant. Pursuant to the terms of the LTIP, the HRCC may accelerate the vesting of stock options. In general, unless the HRCC otherwise specifies at grant:

- an exercisable stock option expires upon the earlier of (1) its stated expiration date or (2) 120 days after termination of service (unless termination is due to death, disability, retirement or cause) or such other period specified in the Award agreement

- stock options that are not otherwise exercisable on the date of termination of employment will be forfeited upon the Participant's termination of employment (unless termination is due to death, disability or retirement)

Unless otherwise provided in the Award agreement or determined by the HRCC, on a Participant's termination of employment due to (1) death during the period in which the stock option is exercisable, options held by the Participant will become immediately exercisable and remain exercisable during the original option term, (2) disability or retirement more than six months after the date of grant (unless circumstances exist at the time of termination that would constitute "cause"), any stock option held by the Participant will continue to be exercisable by the Participant as if there was no termination of employment and (3) termination for cause, the Participant will forfeit all stock options. To the extent necessary to comply with Section 409A of the Internal Revenue Code, stock options will not include any feature allowing deferral of income beyond the date of exercise (other than through the receipt of restricted stock at exercise). Stock options will not contain reload rights or be subject to repricing.

Stock Appreciation Rights

A SAR entitles the Participant, upon settlement, to receive a payment based on the excess of the value of a share of Class A common stock of the company on the date of settlement over the base price of the SAR, multiplied by the number of SARs being settled. SARs may be granted alone or in addition to other Awards. The base price of a SAR may not be less than the Fair Market Value (as defined in the LTIP) of a share of Class A common stock of the company on the date of grant. The HRCC will determine the vesting requirements and the payment and other terms of a SAR. Vesting may be based on the continued service of the Participant for specified time periods or on the attainment of specified business performance goals established by the HRCC or both. Pursuant to the terms of the LTIP, the HRCC may accelerate the vesting of SARs. SARs may be payable in cash or in Class A common stock of the company. A SAR will terminate no later than 10 years from the date of the grant. Unless the HRCC specifies a longer or shorter period when the Award is granted, an exercisable SAR generally expires upon the earlier of (1) its stated expiration date or (2) 120 days after termination of service (unless termination is due to death, disability, retirement or cause). A SAR will be forfeited or terminated under the same circumstances as stock options under the LTIP, unless otherwise provided in an Award agreement or determined by the HRCC. To the extent necessary to comply with Section 409A of the Internal Revenue Code, SARs will not include any feature allowing deferral of income beyond the date of exercise. SARs will not be subject to repricing.

Restricted Stock

A restricted stock Award represents shares of Class A common stock of the company that are issued subject to restrictions on transfer and vesting requirements as determined by the HRCC. Vesting requirements may be based on, among other things, the continued service of the Participant for specified time periods or on the attainment of specified business performance goals established by the HRCC. Restricted stock will be subject to restrictions for a period set forth in the Award agreement, which period generally will be a minimum of three years from the date of grant. The HRCC may provide for an accelerated lapse of the restriction period in an Award agreement upon specified events or standards. Subject to the transfer restrictions and vesting requirements of the Award, the Participant will have the same rights as one of the company's stockholders, including all voting and dividend rights, during the restriction period, although the HRCC may provide that restricted stock certificates will be held in escrow during the restriction period (and forfeited or distributed depending on whether applicable performance goals or service restrictions have been met). Unless the HRCC specifies otherwise, if a Participant terminates service other than by reason of death, disability or retirement before the restricted stock vests, the restricted stock Award will be forfeited. Unless otherwise provided in the Award agreement or determined by the HRCC, on a Participant's termination of employment due to (1) death during the period in which the restricted stock is subject to restrictions, restricted stock held by the Participant will immediately vest and (2) disability or retirement more than six months after the date of grant (unless circumstances exist at the time of termination that would constitute "cause"), any restricted stock held by the Participant will continue to vest as if there was no termination of employment.

Restricted Stock Units

An Award of restricted stock units, or RSUs, provides the Participant the right to receive a payment based on the value of a share of Class A common stock of the company. Included within the meaning of RSUs are PSUs, the vesting of which is conditioned in whole or in part upon the achievement of performance goals. RSUs may be subject to such vesting requirements, restrictions and conditions to payment as the HRCC determines are appropriate. Vesting requirements may be based on, among other things, the continued service of the Participant for a specified time period or on the attainment of specified business performance goals established by the HRCC. RSUs will be subject to restrictions for a period set forth in the Award agreement, which period generally will be a minimum of three years from the date of grant. The HRCC may provide for an accelerated lapse of the restriction period in an Award agreement upon specified events or standards. RSU Awards are payable in cash or in shares of Class A common stock of the company. Participants receiving RSUs will not have, with respect to such RSUs, any of the rights of a stockholder of the company, although Participants may receive dividend equivalents. Unless the HRCC specifies otherwise, if a Participant terminates service other than by reason of death, disability or retirement before the RSU vests, the RSU Award will be forfeited. Unless otherwise provided in the Award agreement or determined by the HRCC, on a Participant's termination of employment due to (1) death during the period in which the RSUs are subject to restrictions, RSUs held by the Participant will immediately vest and (2) disability or retirement more than six months after the date of grant (unless circumstances exist at the time of termination that would constitute "cause"), any RSUs held by the Participant will continue to vest as if there was no termination of employment.

Performance Units

An Award of performance units provides the Participant the right to receive cash or shares of Class A common stock of the company if specified terms and conditions are met. Participants receiving performance units will not have, with respect to such performance units, any of the rights of a stockholder of the company. Performance units will be subject to restrictions for a period set forth in the Award agreement, which period generally will be a minimum of three years from the date of grant. Unless otherwise provided in the Award agreement or determined by the HRCC, performance unit Awards generally have a performance period of three years. Unless otherwise provided in the Award agreement or determined by the HRCC, if a Participant terminates service other than by reason of death, disability or retirement, the performance unit will be forfeited. Unless otherwise provided in the Award agreement or determined by the HRCC, on a Participant's termination of employment due to (1) death during the period in which the performance units are subject to a performance period, performance units held by the Participant will immediately vest and be paid out at a target level of performance and (2) disability or retirement more than six months after the date of grant (unless circumstances exist at the time of termination that would constitute "cause"), any performance units held by the Participant will continue to vest according to the actual performance results as if there was no termination of employment.

Other Stock-Based Awards

The HRCC is authorized to make other stock Awards or Awards based on or settled in Class A common stock, which may be subject to other terms and conditions, which may vary from time to time and among Participants, as the HRCC in its discretion may determine.

Section 162(m) Performance-Based Compensation

Certain Awards granted under the LTIP (such as PSUs and performance units) may be granted in a form that qualifies for the "qualified performance-based compensation" exception under Section 162(m) of the Internal Revenue Code. In the event Awards are intended to qualify as qualified performance-based compensation, in general, the LTIP requires that the Awards be granted or vest contingent on the attainment of certain performance goals for a performance period, that such performance goals must be established in writing before completion of 25% of the performance period (or such earlier period as required by Section 162(m) of the Internal Revenue Code), that the goals provide an objective standard for computing the compensation payable on attainment of the goal, that the terms of the formula do not permit discretion to increase the amount payable on attainment of a goal and that the HRCC certify in writing prior to payout that the goals have been satisfied.

The LTIP requires the performance goals to be based upon one or more of the following objective business criteria for certain Awards that are intended to qualify as "qualified performance-based compensation":

Revenue	Earnings*	Operating income
Net income	Operating or profit margins	Earnings per share
Return on assets	Return on equity	Return on invested capital
Economic value-added	Stock price	Gross dollar volume
Total shareholder return	Market share	Book value
Expense management	Cash flow	Customer satisfaction

* Including earnings before interest, taxes, depreciation and amortization, earnings before interest and taxes, and earnings before or after taxes.

These criteria may relate to the company, or one or more of its affiliated employers or subsidiaries, or one or more of its divisions or units, or any combination of the foregoing and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the HRCC shall determine.

Our HRCC may also specify adjustments or modifications (to the extent it would not result in adverse results under Section 162(m) of the Internal Revenue Code) to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events:

- asset impairments

- acquisition-related charges

- accruals for restructuring and/or reorganization program charges

- merger integration costs

- any profit or loss attributable to the business operations of any entity or entities acquired during the period of services to which the performance goal relates

- tax settlements

- any extraordinary, unusual in nature, infrequent in occurrence or other non-recurring items (not otherwise listed)

- unrealized gains or losses on investments

- charges related to derivative transactions

- compensation charges

If a stock option is canceled, the canceled stock option continues to be counted against the maximum number of shares for which stock options may be granted to the Participant under the LTIP but not toward the total number of shares reserved and available under the LTIP. The maximum number of shares of restricted stock awarded to a Participant for a fiscal year cannot exceed 5,000,000 shares, and the maximum shares for which stock options, SARs, RSUs (including PSUs), performance units and other stock-based compensation may be granted to any "covered employee" (as defined under Section 162(m)) for a fiscal year will not exceed 6,500,000. For cash performance unit Awards that are intended to be "qualified performance-based compensation," the maximum payment to any Participant for all such Awards payable for any three-year performance period, at a target level of performance cannot exceed $10,000,000 (for performance above target, the maximum of such Award cannot exceed $20,000,000). Maximums will be adjusted for longer or shorter performance periods. If, after amounts have been earned with respect to performance unit Awards, the payment of such amounts is deferred; any additional amounts attributable to earnings during the deferral period shall be disregarded for purposes of this limit.

Other Award Terms and Considerations

Non-Competition and Non-Solicitation Agreements

The HRCC may condition eligibility to participate in the LTIP and receipt of benefits specified in an Award agreement, such as vesting, payment and exercisability of Awards, on the Participant's execution of, compliance with and/or certification of compliance with a non-competition and/or non-solicitation agreement. Such an agreement may include provisions for the Participant repaying to the company shares of Class A common stock (or the value of such stock) previously received pursuant to an Award in the event the Participant violates the non-competition or non-solicitation agreement.

Clawback

The HRCC may include in an Award agreement recoupment provisions that provide for the Participant's repayment of Class A common stock (or the value of such stock) received under an Award.

Effect of a Change-in-Control

Unless otherwise provided in the applicable Award agreement, Awards under the LTIP generally are subject to special provisions upon the occurrence of a Change-in-Control (as defined in the LTIP and as generally described below) transaction with respect to the company. Under the LTIP, if specified types of terminations of employment occur in connection with a change in control (1) any outstanding stock options and SARs under the LTIP will become fully exercisable, (2) any restrictions applicable to restricted stock will lapse, and such restricted stock will become free of restrictions, fully vested and transferable, (3) any restrictions applicable to RSUs will lapse, and such RSUs will be settled, and (4) any performance goals or other condition applicable to performance units will be deemed to be satisfied in full at a target level of performance, with the common stock or cash subject to such Award being fully distributable six months following termination of employment. In addition, upon a Change-in-Control, the HRCC has full discretion, notwithstanding anything in the LTIP or an Award agreement to the contrary, to provide that the securities of another entity be substituted for those of the company and to make equitable adjustment with respect thereto.

In general, a Change-in-Control (as defined in the LTIP) means the occurrence of any of the following events:

- the acquisition of equity securities of the company representing more than 30% of the voting power of the then outstanding equity securities of the company entitled to vote generally in the election of directors

- a change in the composition of the Board that causes less than a majority of the directors of the company then in office to be members of the Board

- consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the assets of the company or the purchase of assets or stock of another entity

- approval by the stockholders of the company of a complete liquidation or dissolution of the company

No Repricing or Reloads

The LTIP specifically prohibits repricing of outstanding stock options or SARs and reloads of outstanding stock options.

Limited Transferability

Unless otherwise determined by the HRCC, all Awards or Class A common stock subject to an Award under the LTIP are nontransferable except (1) upon death, by the Participant's will, the laws of descent and distribution or through a beneficiary designation, (2) pursuant to a qualified domestic relations order, or (3) pursuant to a transfer to a family member that is expressly permitted by the HRCC. Awards will be exercisable during the Participant's lifetime only by the Participant, the Participant's representative or a permitted transferee.

Term, Amendment and Termination

The LTIP has a term expiring on June 5, 2022. The HRCC may amend, alter, or discontinue the LTIP, or the terms of any Award agreement under the LTIP, at any time, but it may not do so in a manner that would impair the rights of a Participant in an outstanding Award without the Participant's consent, unless the amendment is made to comply with applicable law, stock exchange rules or accounting rules. Additionally, material amendments to the LTIP will require stockholder approval to the extent required by the rules of the NYSE or other applicable national securities exchange or market that regulates the securities of the company.

Benefits under the LTIP

New LTIP Benefits

The HRCC has discretionary authority to grant Awards pursuant to the LTIP, and there is no provision for automatic grants. Therefore, future benefits that would be received by executive officers and other employees under the LTIP are currently not determinable.

Certain Historical Grants under the LTIP

As of April 27, 2017, the following table sets forth the number of shares subject to stock option, SAR, RSU and performance unit Awards that have been granted to the below individuals or groups under the LTIP (since its inception in November 2005). The table excludes any restricted stock or Other Stock-Based Awards that may have been granted previously:

Name and Position	Number of Shares[1]
Ajay Banga, President and Chief Executive Officer	3,697,660
Martina Hund-Mejean, Chief Financial Officer	1,432,284
Gary J. Flood, President, Global Products and Solutions	2,136,526
Ann Cairns, President, International Markets	616,002
Robert Reeg, President, Operations and Technology	952,051
All current executive officers (as a group)	9,766,782
All employees and officers who are not executive officers (as a group)	74,345,706

[1] Shares of Class A common stock underlying option, SAR, RSU and performance unit Awards granted under the LTIP.

No current directors who are not executive officers, no nominees for election as director (other than our CEO) and no associate of any executive officer, director or nominee have received grants under the LTIP. Moreover, no other person has received or will receive 5% of such Awards reflected in the above table.

Tax Treatment of Awards under the LTIP

The following discussion of the United States federal income tax implications of Awards under the LTIP is based on the provisions of the Internal Revenue Code (and any relevant rulings and regulations issued under the Internal Revenue Code) as of the date of this proxy statement, which are subject to change at any time (possibly with retroactive effect). The tax law is technical and complex, and the discussion below represents only a general summary.

Non-Qualified Stock Options

An NQSO results in no taxable income to the optionee or deduction to the company at the time it is granted. An optionee exercising such a stock option will, at that time, realize taxable compensation in the amount of the difference between the stock option price and the then fair market value of the shares of Class A common stock. Subject to the applicable provisions of the Internal Revenue Code, a deduction for federal income tax purposes will be allowable to the company in the year of exercise in an amount equal to the taxable compensation recognized by the optionee.

The optionee's basis in such shares of Class A common stock is equal to the sum of the stock option price plus the amount includible in his or her income as compensation upon exercise. Any gain (or loss) upon subsequent disposition of the shares of Class A common stock will be a long-term or short-term gain (or loss), depending upon the holding period of the shares of Class A common stock.

Incentive Stock Options

An ISO results in no taxable ordinary income to the optionee or deduction to the company at the time the ISO is granted or exercised. However, the excess of the Fair Market Value (as defined in the LTIP) of the shares of Class A common stock acquired over the stock option price is an item of adjustment in computing the alternative minimum taxable income of the optionee. If the optionee holds the shares of Class A common stock received as a result of an exercise of an ISO for at least two years from the date of the grant and one year from the date of exercise, then the gain realized on disposition of the shares of Class A Common stock is treated as a long-term capital gain. If the shares of Class A common stock are disposed of during this period, however (i.e., a "disqualifying disposition"), then the optionee will include in income, as compensation for the year of the disposition, an amount equal to the excess, if any, of the fair market value of the shares of Class A common stock received upon exercise of the stock option over the stock option price (or, if less, the excess of the amount realized upon disposition over the stock option price). The excess, if any, of the sale price over the fair market value on the date of exercise will be a short-term capital gain. In such case, the company will be entitled to a deduction, generally in the year of such a disposition, for the amount includible in the optionee's income as compensation. The optionee's basis in the shares of Class A common stock acquired upon exercise of an ISO is equal to the stock option price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Stock Appreciation Rights

Generally, the recipient of a SAR will not recognize taxable income at the time the SAR is granted. When an employee receives the appreciation inherent in the SAR, either in cash or stock, the amount of the cash, or the value of the stock, as applicable, will be taxed as ordinary income to the employee at the time it is received. In general, there will be no federal income tax deduction allowed to the company upon the grant or termination of a SAR. However, upon the settlement of the SAR, the company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement.

Other Awards

The current United States federal income tax consequences of other Awards authorized under the LTIP are generally in accordance with the following: (1) the fair market value of restricted stock is generally subject to ordinary income tax at the time the restrictions lapse (unless the Participant elects taxation at grant, pursuant to Section 83(b)) and (2) the amount of cash paid (or the fair market value of the shares of Class A common stock issued) to settle RSUs and performance units is generally subject to ordinary income tax. In each of the foregoing cases, the company will generally be entitled to a corresponding federal income tax deduction at the same time the Participant recognizes ordinary income.

Section 162(m)

As further described above under "Section 162(m) Re-approval," certain Awards granted under the LTIP may qualify as "qualified performance-based compensation" under Section 162(m). To qualify for this exception, stock options and other Awards must be granted under the LTIP by a committee consisting solely of two or more "outside directors" within the meaning of Section 162(m). In addition, for Awards other than stock options to qualify as "qualified performance-based compensation," the issuance or vesting of the Award, as the case may be, must be contingent upon satisfying one or more of the performance criteria listed in the LTIP (see above description in "Section 162(m) Performance-Based Compensation"), as established and certified by a committee consisting solely of two or more "outside directors." To qualify, Awards must also be within the LTIP's limit on the amount that may be awarded to any one Participant during any fiscal year or over a performance period, as specified in the LTIP. However, nothing in the LTIP precludes the grant of Awards that do not qualify for tax deductibility under Section 162(m) nor is there any guarantee that Awards intended to qualify for tax deductibility under Section 162(m) will ultimately be viewed as so qualifying by the IRS.

Section 409A

Section 409A of the Internal Revenue Code imposes certain requirements on non-qualified deferred compensation arrangements. These include requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions may be made only on specified dates or on or following the occurrence of certain events (e.g., the individual's separation from service or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain officers and other individuals, Section 409A requires that such individual's distributions of non-qualified deferred compensation in connection with a separation from service commence no earlier than six months after such individual's separation from service.

We intend that Awards granted under the LTIP will either comply with or be exempt from Section 409A of the Internal Revenue Code and the regulations and guidance promulgated thereunder. Awards subject to Section 409A, but not compliant with Section 409A, could result in accelerated taxation of the Awards and an additional 20% tax and interest charge tax to the Participant. These potential penalties on the Participant could reduce the value of grants subject to Section 409A and adversely affect the company's ability to achieve the LTIP's purposes.

Section 280G

Under certain circumstances, accelerated vesting, exercise or payment of awards under the LTIP in connection with a change-in-control of the company might be deemed an "excess parachute payment" for purposes of the golden parachute payment provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the Participant holding the award would be subject to an excise tax equal to 20% of the amount of the excess parachute payment, and the company would be denied a tax deduction for the excess parachute payment.

Deferral of Income

The LTIP also allows the HRCC to provide in an Award agreement that Participants may elect to defer income associated with RSUs and performance units. However, such deferrals will only be permitted to be made in compliance with Section 409A. If such a deferral election is permitted and is made, the Participant will not be taxed on income associated with an Award until it is distributed, and the company will be entitled to any tax deduction at the same time.

Audit

Proposal 5: Ratification of the Appointment of Independent Registered Public Accounting Firm for 2017

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS MASTERCARD'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2017**

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit Mastercard's financial statements. The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm to audit the financial statements of Mastercard Incorporated and its subsidiaries for the year ending December 31, 2017. PwC has served as our independent registered public accounting firm for many years, including since we began filing publicly in 2002.

The Audit Committee conducted its annual evaluation of PwC, considering the factors described in the Audit Committee Report. Based on this evaluation, the committee believes that the continued retention of PwC to serve as our independent registered public accounting firm is in the best interests of Mastercard and our stockholders, and a resolution will be presented at the Annual Meeting to ratify PwC's appointment. Although ratification is not required by applicable laws, our by-laws or otherwise, the Board is submitting the selection of PwC to our stockholders for ratification because we value your views on our independent registered public accounting firm. The Audit Committee intends to carefully consider the results of the vote. If the stockholders do not ratify the appointment of PwC, the committee will reconsider PwC's selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Mastercard and our stockholders.

A PwC representative is expected to be present at the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions.

Auditor's Services and Fees

Audit Committee Pre-approval of Audit and Non-Audit Services

The Audit Committee and Mastercard have adopted policies and procedures pertaining to the provision by Mastercard's independent registered public accounting firm of any audit or non-audit services. The policies and procedures in place specifically require Audit Committee pre-approval of all audit and non-audit services. In addition, proposed services of the independent registered public accounting firm materially exceeding any pre-approved project scope, terms and conditions or cost levels require prior approval by the Audit Committee. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee Chairman and to the committee at its next regular meeting. The Audit Committee may delegate power to its chairman to pre-approve, in certain circumstances, any engagements or changes in engagements by the independent registered public accounting firm for audit or non-audit services. All fees paid to PwC in 2016 in connection with engagements were pre-approved in accordance with Mastercard's policies and procedures.

The Audit Committee and Mastercard also have adopted policies and procedures to help ensure the independence of our independent registered public accounting firm and periodically consider whether there should be a regular rotation of the firm. Further, in addition to assuring the mandated rotation of the lead audit partner in accordance with SEC rules, the Audit Committee oversees the selection of the independent registered public accounting firm's lead engagement partner. The process for selection of the lead engagement partner involves a meeting between the Audit Committee chairman and the candidate for the role, as well as discussions with the committee and management.

Audit Fees and All Other Fees

Set forth below are the aggregate audit and non-audit fees billed to Mastercard by PwC for 2016 and 2015 (in thousands):

Type of Fee	Description	2016	2015
Audit Fees	For the annual integrated audit and the quarterly reviews of the consolidated financial statements. Also includes the statutory audits required in certain countries or jurisdictions in which we operate	$6,644	$6,786
Audit-Related Fees	For assurance and audit-related services (but not included in the audit fees set forth above), including the internal controls review of selected information systems	$836	$760
Tax Fees	For tax compliance, tax advice and tax planning services	$428	$940
All Other Fees	For assessments of certain processes and accounting information research tools	$17	$201
Total		**$7,925**	**$8,687**

Audit Committee Report

Mastercard's Audit Committee operates under a written charter adopted by the Board. You can find the charter in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance." The charter details the committee's responsibilities and practices. It is reviewed and updated annually as appropriate to reflect the committee's evolving role and to address regulatory changes, evolving oversight practices and investor feedback.

Primary Responsibilities

The Audit Committee assists the Board in its oversight of:

- quality and integrity of Mastercard's financial statements
- Mastercard's compliance with legal and regulatory requirements
- qualifications, performance and independence of the independent registered public accounting firm engaged to perform the integrated audit of the company

- risk assessment and risk management of the company
- performance of Mastercard's internal audit function
- quality of Mastercard's internal controls

2016 Actions

In 2016, the Audit Committee met nine times and fulfilled its duties and responsibilities. Among other things, the committee performed the following:

Reporting

- Met regularly with management, the General Auditor and PwC to discuss the overall quality of Mastercard's financial accounting and reporting

- Reviewed and discussed with management and PwC Mastercard's financial statements, earnings releases, and quarterly and annual reports prior to furnishing to or filing with the SEC

- Reviewed with management, the General Auditor and PwC the results of internal and external audit examinations and approved internal and external audit plans, which were developed based on a risk-based methodology and evaluation

Independent Auditor

- Approved all audit, audit-related and non-audit fees and services consistent with Mastercard's pre-approval policy

- Reviewed PwC's qualifications, performance and independence and discussed PwC's independence with it

- Discussed the re-appointment of PwC, as well as the pros and cons of auditor rotation

Internal Audit

- Reviewed the structure, objectives, resourcing and performance of Mastercard's internal audit function

Internal Controls

- Met with internal audit and PwC, both with and without management present, to discuss their evaluations of Mastercard's internal controls, including internal controls over financial reporting, and reported to the Board on the status of those controls

Legal, Compliance and Risk

- Regularly met with Mastercard's General Counsel and General Auditor and PwC to discuss financial management and reporting, legal and regulatory, accounting, auditing and internal control matters

- Met with the Chief Compliance Officer to discuss the effectiveness of Mastercard's ethics and compliance program and regularly received related status reports

- Periodically met with Mastercard's Enterprise Risk Management team, other members of management, the General Auditor, the Chief Compliance Officer and individual business units and PwC to assess Mastercard's guidelines and policies with respect to risk assessment and risk management, as well as to review current and emerging risks

- Met with the Chief Security Officer and Chief Information Governance and Privacy Officer to review and discuss information security, business continuity and data privacy matters and risks

Oversight and Evaluation of Independent Registered Public Accounting Firm

As noted above, the Audit Committee assists the Board's oversight of PwC's qualifications, performance and independence. The committee recognizes the importance of maintaining the firm's independence, in both fact and appearance. As part of its process to determine and ensure PwC's independence, the Audit Committee has received from PwC the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC that firm's independence from the company and management. These discussions included reviewing and considering with PwC whether the provision of non-audit services provided by it to Mastercard during 2016 was compatible with its independence. The Audit Committee concurred with PwC's conclusion that it is independent from Mastercard and management.

The Audit Committee also is responsible for the appointment, compensation and retention of PwC, including an annual evaluation of PwC, periodic consideration of firm rotation and oversight of the selection of the firm's lead engagement partner. As part of its responsibilities, the committee conducted its annual evaluation of PwC in deciding whether to re-engage PwC.

In addition to the firm's independence and integrity, the Audit Committee considered:

- PwC's competence and its compliance with regulations

- The business acumen, value-added benefit, continuity and consistency, and technical and core competency provided by the engagement team

- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness, and communication and interaction with management

- The firm's efforts toward efficiency, including with respect to process improvements and fees

Based on this review, the Audit Committee has retained PwC and believes its continued retention is in the best interests of Mastercard and our stockholders.

2016 Audited Financial Statements and Internal Controls

Management is responsible for establishing effective internal controls over financial reporting and preparing Mastercard's consolidated financial statements. PwC is responsible for:

- auditing and reporting on Mastercard's consolidated financial statements in accordance with the standards of the PCAOB

- expressing an integrated opinion as to whether Mastercard's financial statements conform in all material respects with generally accepted accounting principles in the United States of America and whether Mastercard's internal controls over financial reporting are effective as of December 31, 2016, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013)

The Audit Committee monitors and oversees the processes by which management and PwC fulfill their responsibilities.

In this context, the Audit Committee has met and held discussions with management and PwC to review and discuss Mastercard's audited financial statements and assessment of its internal control over financial reporting, asked management and PwC questions relating to such matters, and discussed with PwC the matters required to be discussed under applicable PCAOB standards. These meetings and discussions included a review of the quality of the accounting principles the company utilized, the reasonableness of significant accounting estimates and judgments, and the clarity of disclosures in Mastercard's consolidated financial statements. As part of these discussions, management represented to the Audit Committee that Mastercard's consolidated financial statements were prepared in accordance with GAAP.

Based upon the Audit Committee's discussions with management and PwC, the Audit Committee's review of the representations of management and the report and required communications provided by PwC to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Mastercard's Annual Report on Form 10-K for the year ended December 31, 2016 for filing with the SEC.

The Audit Committee

Steven J. Freiberg, Chairman

Silvio Barzi

David R. Carlucci

Richard Haythornthwaite

Rima Qureshi

Jackson Tai

(April 2017)

Non-Management Proposal

Proposal 6: Consideration of Stockholder Proposal on Gender Pay Equity

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "AGAINST" THE STOCKHOLDER PROPOSAL ON GENDER PAY EQUITY**

The following proposal has been submitted jointly to Mastercard for action at the Annual Meeting by co-sponsors Arjuna Capital (lead proponent), Baldwin Brothers, Clean Yield Asset Management and PAX World Mutual Funds. As such, we are presenting the joint submission as one proposal. Shareholdings and addresses of the co-sponsors will be provided promptly upon request. The text of the proposal is as follows:

Gender Pay Equity

Whereas:

The median income for women working full time in the United States is reported to be 79 percent of that of their male counterparts. This 10,800 dollar disparity can add up to nearly half a million dollars over a career. The gap for African America and Latina women is 60 percent and 55 percent respectively. At the current rate, women will not reach pay parity until 2059.

A 2016 *Glassdoor* study finds an unexplained 6.4 percent gender pay gap in the financial services industry after statistical controls, among the highest of industries examined. Recruiting firm Dice reports men in the technology industry earned nearly 10,000 dollars more than women on average in 2014.

Women make up over half of entry level positions in finance, yet a 2016 *Oliver Wyman* study finds it will take until 2048 to reach 30 percent female executive committee representation. Mercer finds female executives are 20 to 30 percent more likely to leave financial services careers than other careers. Women make up just 26 percent of the US tech workforce, few women hold senior management and board positions, and there are high rates of attrition among women.

A large body of evidence suggests diversity in leadership leads to better performance. McKinsey & Company states, "the business case for the advancement and promotion of women is compelling" and has found companies with highly diverse executive teams boasted higher returns on equity, earnings performance, and stock price growth. Best practices to address this underleveraged opportunity include "tracking and eliminating gender pay gaps."

Mercer finds actively managing pay equity "is associated with higher current female representation at the professional through executive levels and a faster trajectory to improved representation."

Regulatory risk exists as the Paycheck Fairness Act pends before Congress. The Equal Employment Opportunity Commission has proposed rules requiring wage gap reporting. California, Massachusetts, New York, and Maryland have passed some of the strongest equal pay legislation to date.

The *Wall Street Journal* reports, "Research attributes salary inequalities to several factors-from outright bias to women failing to ask for raises." A Harvard University economist concluded the gap stems from women making less in the same jobs. As much as 40 percent of the wage gap may be attributed to discrimination.

S&P 500 companies including Intel, Apple, Expedia, and eBay have publically reported and committed to gender pay equity.

Resolved: Shareholders request Mastercard prepare a report by November 2017(omitting proprietary information, prepared at reasonable cost) on the Company's policies and goals to reduce the gender pay gap.

The gender pay gap is defined as the difference between male and female median earnings expressed as a percentage of male earnings (Organization for Economic Cooperation and Development).

Supporting Statement: A report adequate for investors to assess Mastercard's strategy and performance would include the percentage pay gap between male and female employees across race and ethnicity, including base, bonus and equity compensation, policies to address that gap, methodology used, and quantitative reduction targets.

THE BOARD'S STATEMENT IN RESPONSE

The Board unanimously recommends that stockholders vote **AGAINST** this joint proposal.

At Mastercard, combining our industry expertise with the diverse insights from our global workforce is at the core of our diversity and inclusion strategy. Our dedication to cultivating an environment for all employees that respects their individual strengths, views and experiences is our foundation and leads to greater engagement, innovation and productivity.

Mastercard has consistently prioritized attracting, retaining and developing the diverse talent we need to execute our business strategy.   Additionally, our Global Diversity Office provides a framework that supports business processes and procedures by considering, integrating and leveraging our diversity efforts globally.

A core element of creating diverse teams is to annually examine pay practices to ensure gender equality. We are committed to the principle of equal pay for equal work, and at Mastercard, both in the U.S. and globally, men and women in the same level earn equal pay for equal performance.

Of course, pay equity is just one component of our efforts to create a highly performing, diverse organization.   We are signatories to the White House Equal Pay Pledge and our Board Chairman and other members of Mastercard's management team are active members of the 30% Club.   We are engaged in the United Nation's HeforShe initiative and conduct our own signature global STEM program, Girls4Tech.   Efforts such as these, as well as learnings from our recruiting and development efforts, will continue to play an important role in ensuring our organization has the diversity it needs to execute on our business strategy.

For more information about our diversity and inclusion activities and awards, as well as our Global Diversity & Inclusion Council, our supplier diversity commitment, our employee business resource groups, visit our website (www.mastercard.com) and go to "About Mastercard," "Who We Are" and "Diversity and Inclusion."

Mastercard is deeply committed to our ongoing efforts to promote diversity, inclusion and equality in our workplace. Our Board does not believe that the creation of the report requested by the stockholders would further enhance our commitment to an inclusive culture or support our goals for workplace diversity. Further, our Board believes that, given our demonstrated commitment to equal pay for equal work, the report contemplated by this proposal is unnecessary and would not be beneficial to our stockholders. Therefore, our Board recommends that our stockholders vote **AGAINST** this joint proposal.

Stock Ownership Information

Security Ownership of Certain Beneficial Owners

Below is information regarding the beneficial ownership of our voting securities by each person known to us to beneficially own more than 5% of any class of our voting securities as of April 27, 2017:

Name and Address of Beneficial Owner	Shares of Class A Common Stock Beneficially Owned	Percent of Total Outstanding Class A Common Stock Beneficially Owned
The MasterCard Foundation [1] 250 Yonge Street, Suite 2400 Toronto, Ontario M5B 2L7	112,765,887	10.7%
The Vanguard Group, Inc. [2] 100 Vanguard Blvd. Malvern, PA 19355	61,992,924	5.9%
BlackRock, Inc. [3] 55 East 52nd Street New York, NY 10022	58,926,700	5.6%

[1] Number of shares is based upon information included in a Form 4 filed with the SEC on February 13, 2017. The MasterCard Foundation has sole voting and dispositive power with respect to the shares of Class A common stock, based on a Schedule 13G/A filed on February 14, 2017.

[2] Based on a Schedule 13G/A filed with the SEC on February 10, 2017, The Vanguard Group, Inc. has sole dispositive power with respect to 60,321,724 shares and sole voting power with respect to 1,496,593 shares of Class A common stock, shared dispositive power with respect to 1,671,200 shares of Class A common stock and shared voting power with respect to 189,002 shares of Class A common stock. Number of shares includes shares held by accounts of which Vanguard or one of its affiliates is the investment manager.

[3] Based on a Schedule 13G/A filed with the SEC on January 25, 2017, BlackRock, Inc. has sole dispositive power with respect to 58,892,429 shares and sole voting power with respect to 49,065,920 shares of Class A common stock and shared voting and dispositive power with respect to 34,271 shares of Class A common stock.

Security Ownership of Directors and Management

The following table shows, as of April 27, 2017, all shares of Class A common stock beneficially owned by each director and each named executive officer and all directors and executive officers as a group. Such shares consist of:

- the number of shares of Class A common stock directly or indirectly owned

- any shares of Class A common stock that could have been acquired through the exercise of options to purchase shares of Class A common stock exercisable within 60 days of that date

- any other stock awards that would vest (or have restrictions removed) within 60 days of that date, including restricted stock units, DSUs and restricted stock

Unless otherwise indicated, each of the named individuals and each member of the group have sole voting power and sole investment power with respect to the shares beneficially owned. The number of shares beneficially owned, as that term is defined by Rule 13d-3 under the Exchange Act, by all directors and executive officers as a group as of April 27, 2017 and each director and named executive officer individually is less than 1% of the outstanding shares of Class A common stock. No director or executive officer beneficially owns, either directly or indirectly, any shares of the Class B common stock.

Name	Shares of Class A Common Stock Directly and Indirectly Owned	Shares of Class A Common Stock Obtainable within 60 Days	Total Shares of Class A Common Stock Beneficially Owned (shown in columns (a) and (b))
	(a)	(b) [1]	(c)
Richard Haythornthwaite	19,724	27,699	47,423
Ajay Banga	260,085 [2]	1,327,489	1,587,574 [2]
Silvio Barzi	7,800	8,591	16,391
David R. Carlucci	50,080	11,781	61,861
Steven J. Freiberg	21,070	8,591	29,661
Julius Genachowski	6 [3]	6,021	6,027 [3]
Merit E. Janow	—	6,021	6,021
Nancy J. Karch	12,100	20,041	32,141
Oki Matsumoto	—	2,047	2,047
Rima Qureshi	6,279	8,591	14,870
José Octavio Reyes Lagunes	15,922	11,781	27,703
Jackson Tai	20,900	8,591	29,491
Ann Cairns	39,787	122,711	162,498
Gary J. Flood	37,060	174,908	211,968
Martina Hund-Mejean	109,931 [3]	372,580	482,511 [3]
Robert Reeg	45,963	207,863	253,826
All directors and executive officers as a group (19 persons)	701,938 [2,3,4]	2,433,242	3,135,180 [2,3,4]

[1] Includes shares of Class A common stock underlying stock options exercisable, restricted stock units vesting, deferred stock units receivable and restricted stock with restrictions removable within 60 days of April 27, 2017. For non-employee directors, also includes DSUs and restricted stock that will be settled or have restrictions removed, as applicable, within 60 days of termination of service as a director.

[2] Includes 65,610 shares held in a grantor retained annuity trust for which Mr. Banga is the trustee. Mr. Banga has sole voting and investment power with respect to such shares.

[3] Fractional shares have been rounded up to the nearest whole share.

[4] Includes 2,000 shares held by the dependent children of an executive officer.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than 10% of a registered class of our common stock, to file initial reports of ownership and reports of changes in ownership of our common stock and our other equity securities with the SEC. Based solely on its review of the copies of such forms received by it and written representations from reporting persons that no other forms were required to be filed, we believe that all of our directors and officers and persons who beneficially own more than 10% of Class A common stock complied with all Section 16(a) filing requirements applicable to them with respect to events and transactions that occurred during 2016.

About the Annual Meeting and Voting

Why am I receiving these proxy materials?

We are providing this proxy statement and additional proxy materials in connection with the Board's solicitation of proxies to be voted at the Annual Meeting or at any adjournment or postponement of it.

How is Mastercard distributing proxy materials?

Under SEC rules, we are furnishing our proxy materials online. On or about April 28, 2017, we expect to start mailing to our Class A stockholders (other than those who previously requested electronic or paper delivery) the Notice containing instructions on how to access the proxy materials online and to make the materials available on www.proxyvote.com. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice tells you how to access and review all of the important information contained in the proxy materials. The Notice also tells you how you may submit your proxy via the Internet. If you received a Notice by mail and would like to receive a copy of our proxy materials, follow the instructions in the Notice about how to request to receive a copy electronically or in printed form on a one-time or ongoing basis. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet as we believe electronic delivery will expedite the receipt of materials while lowering costs and reducing the environmental impact of our Annual Meeting by reducing the printing and mailing of full sets of materials.

In addition to this proxy statement, our proxy materials include the Annual Report, which includes the 2016 Form 10-K.

Copies of the 2016 Form 10-K, as well as our other periodic filings, also are available in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Financials & SEC Filings." The information included in our website is not incorporated herein by reference.

A copy of the proxy materials, including our 2016 Annual Report (which includes our 2016 Form 10-K) will be furnished to you free of charge upon request to our Corporate Secretary or to our proxy solicitor at, respectively:



Mastercard Incorporated
Office of the Corporate Secretary
2000 Purchase Street
Purchase, NY 10577
Attention: Janet McGinness
corporate.secretary@mastercard.com
Telephone: (914) 249-2000
Fax: (914) 249-4366

or

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Telephone: (800) 457-0759

Who is entitled to vote at the Annual Meeting?

We have two classes of stock outstanding: Class A common stock and Class B common stock. Our publicly traded Class A common stock is our only class of voting stock. Our Class A stockholders are the only stockholders entitled to notice of, and to vote on, proposals at the Annual Meeting or any adjournment or postponement of the meeting. As of April 27, 2017, the Record Date, 1,053,922,389 shares of Class A common stock were outstanding.

Class A stockholders of record on the Record Date are entitled to vote their shares at the Annual Meeting or any adjournment or postponement thereof. Each share of Class A common stock is entitled to one vote per share on all matters on which stockholders are entitled to vote. The Record Date is established by the Board as required by Delaware Law and our by-laws.

Class B common stock is a non-voting class held only by certain of our customers and distributed in connection with our IPO. Except as may be required by Delaware Law, holders of Class B common stock have no voting power and are not entitled to vote on the proposals in this proxy statement. This structure ensures that our customers, who are restricted from holding shares of Class A common stock, do not have a vote at the Annual Meeting. Class B shares account for only 1.7% of our total outstanding equity as of April 27, 2017.

A list of stockholders of record as of the Record Date can be reviewed by any stockholder or their attorney or agent for purposes germane to the meeting during normal business hours 10 days prior to the Annual Meeting at the offices of Mastercard's Corporate Secretary at 2000 Purchase Street, Purchase, New York and at the Annual Meeting.

What matters will be voted on at the Annual Meeting?

The following matters are scheduled for vote by Class A stockholders at the Annual Meeting:

1.	Election of 12 directors
2.	Advisory approval of Mastercard's executive compensation
3.	Advisory vote on the frequency of future advisory votes on executive compensation
4.	Re-approval of the material terms of the performance goals under Mastercard's 2006 Long Term Incentive Plan, as amended and restated, for Section 162(m) purposes
5.	Ratification of the appointment of PwC as the independent registered public accounting firm for Mastercard for 2017
6.	Consideration of a stockholder proposal on gender pay equity
7.	Act on any other business which may properly come before the Annual Meeting or any adjournment or postponement thereof

What is the quorum requirement for the Annual Meeting?

The presence in person or by proxy at the Annual Meeting of the holders of a majority of the outstanding shares of Class A common stock entitled to vote as of the Record Date on any of the proposals to be voted upon at the Annual Meeting will constitute a quorum.

What is the difference between holding shares as a registered stockholder and holding shares in street name?

If your shares of common stock are owned directly in your name with our transfer agent, Computershare, you are considered a registered holder of those shares.

If your shares of common stock are held by a broker, bank or other nominee, you hold those shares in street name. Your broker, bank or other nominee will vote your shares as you direct.

If I hold shares in street name, does my broker need instructions in order to vote my shares?

Under the rules of the NYSE, if you hold shares of common stock in street name and do not submit specific voting instructions to your broker, bank or other nominee, generally such nominee will have discretion to vote your shares on routine matters but will not have discretion to vote your shares on non-routine matters. When the broker, bank or other nominee is unable to vote on a proposal because the proposal is not routine and you do not provide any voting instructions, a broker non-vote occurs, and, as a result, your shares will not be voted on these proposals.

On the following non-routine proposals, your broker, bank or other nominee will not be able to vote without instruction from you (resulting in a broker non-vote):	
• Proposal 1	Election of directors
• Proposal 2	Advisory approval of our executive compensation
• Proposal 3	Advisory vote on the frequency of future advisory votes on executive compensation
• Proposal 4	Re-approval of the material terms of the performance goals under Mastercard's 2006 Long Term Incentive Plan, as amended and restated, for Section 162(m) purposes
• Proposal 6	Consideration of a stockholder proposal on gender pay equity

On the following routine proposal, your broker, bank or other nominee may vote in its discretion without instruction from you:	
• Proposal 5	Ratification of the appointment of PwC as our independent registered public accounting firm for 2017

What are my voting choices for each matter, and how does the Board recommend I vote?

Proposal		Voting Choices	Board Recommendation
✓	Election of the 12 nominees named in this proxy statement to serve as directors	With respect to each director nominee: For Against Abstain	For election of all 12 director nominees
✓	Advisory approval of Mastercard's executive compensation	For Against Abstain	For
✓	Advisory vote on the frequency of future advisory votes on executive compensation	1-Year 2-Years 3-Years Abstain	1-Year
✓	Re-approval of the material terms of the performance goals under Mastercard's 2006 Long Term Incentive Plan, as amended and restated, for Section 162(m) purposes	For Against Abstain	For
✓	Ratification of the appointment of PwC as our independent registered public accounting firm for 2017	For Against Abstain	For
X	Consideration of a stockholder proposal on gender pay equity	For Against Abstain	Against

What vote is needed to elect directors?

Each of the nominees receiving the affirmative vote of a majority of the votes cast by Class A stockholders (meaning the number of shares voted "For" must exceed the number of shares voted "Against" a nominee) will be elected to serve as a director. Abstentions by stockholders and broker non-votes are not treated as votes cast and, therefore, will have no effect on the outcome of this proposal.

The election of the nominees is subject to the Board's "majority voting" policy regarding directors who do not receive a majority of "For" votes. Generally under this policy:

- New director candidates who fail to receive a majority of votes cast in an uncontested election would fail to be elected.

- To be renominated to serve on the Board, incumbent directors must submit an irrevocable resignation to the Board that is effective only upon: (1) the director not receiving a majority of the votes cast in an uncontested election and (2) the Board's subsequent acceptance of the proffered resignation. If an incumbent director fails to receive a majority of the votes cast in an uncontested election, the Board then would evaluate and act on the proffered resignation within 90 days of the election, taking into account the recommendation of the NCG.

- Any vacancies resulting from the Board's acceptance of a contingent resignation, or from the failure of a new director candidate to receive a majority of the votes cast in an uncontested election, may be filled by the Board.

- Plurality voting (by which directors receiving the greatest number of votes cast are elected) applies in the case of any contested elections.

The Board has received a contingent resignation from each of the 12 director nominees included in this proxy statement.

What vote is required for the other matters to be voted upon at the Annual Meeting to be adopted?

Proposal		Voting Requirements	Effect of Abstentions	Effect of Broker Non-Votes
2	Advisory approval of Mastercard's executive compensation	Affirmative vote of majority of votes cast by Class A stockholders (to be approved on an advisory and non-binding basis)	No effect on outcome	No effect on outcome
3	Advisory vote on the frequency of future advisory votes on executive compensation	Affirmative vote of majority of votes cast by Class A stockholders (to be approved on an advisory and non-binding basis)	No effect on outcome	No effect on outcome
4	Re-approval of the material terms of the performance goals under Mastercard's 2006 Long Term Incentive Plan, as amended and restated, for Section 162(m) purposes	Affirmative vote of majority of votes cast by Class A stockholders	No effect on outcome	No effect on outcome
5	Ratification of the appointment of PwC as our independent registered public accounting firm for 2017	Affirmative vote of majority of votes cast by Class A stockholders (ratification not required by applicable laws)	No effect on outcome	Not applicable – brokers are permitted to vote on this matter without specific instruction from the beneficial owner
6	Consideration of a stockholder proposal on gender pay equity	Affirmative vote of majority of votes cast by Class A stockholders	No effect on outcome	No effect on outcome

mastercard.

How do I vote my shares?

You can cast your vote by calling the toll-free telephone number or by using the Internet as described in the instructions included on the Notice. If you receive a paper copy of the proxy materials, you may also vote your shares by completing, signing, dating and returning your proxy card or voting instruction form. Your vote will be cast in accordance with the instructions authorized by telephone or Internet or included on a properly signed and dated proxy card or voting instruction form, as applicable. We must receive your vote, either by telephone, Internet, proxy card or voting instruction form, by 11:59 p.m. (Eastern time) on June 26, 2017 for your vote to be counted. If you are a stockholder, you also can attend the Annual Meeting in person and vote or you can send a representative to the meeting with a signed proxy to vote on your behalf. Be sure to read, "What do I need to do if I would like to attend the Annual Meeting?" on pg 94 if you are considering coming to the Annual Meeting.

If you do not vote by telephone or Internet, return a signed proxy card or voting instruction form or attend the meeting in person or by representative and vote, no vote will be cast on your behalf. Each of the Notice, proxy card and voting instruction form indicates on its face the number of shares of common stock registered in your name at the close of business on the Record Date, which number corresponds to the number of votes you will be entitled to cast at the meeting on each proposal. You can find further discussion of Class A common stock voting power in "Who is entitled to vote at the Annual Meeting?" on pg 89.

You are urged to follow the instructions on your Notice, proxy card or voting instruction form to indicate how your vote is to be cast.

Under Section 212(c) of Delaware Law, stockholders may validly grant proxies over the Internet. Your Internet vote authorizes the proxies designated by Mastercard to vote your shares in the same manner as if you had returned a proxy card or voting instruction form. In order to vote over the Internet, follow the instructions included on your Notice.

What can I do if I change my mind after I vote my shares?

Any stockholder who authorizes its vote by telephone or by Internet or executes and returns a proxy card or voting instruction form may revoke the proxy by:

- notifying in writing the Office of the Corporate Secretary of Mastercard Incorporated at 2000 Purchase Street, Purchase, NY 10577, Attention: Janet McGinness, by notice that is received no later than 11:59 p.m. (Eastern time) on June 26, 2017

- executing and returning a subsequent proxy that is received no later than 11:59 p.m. (Eastern time) on June 26, 2017

- subsequently authorizing the individuals designated by Mastercard to vote its interests by calling the toll-free telephone number or by using the Internet as described in the instructions included on its Notice before the close of voting at 11:59 p.m. (Eastern time) on June 26, 2017

- appearing in person or by representative with a signed proxy and voting at the Annual Meeting

Attending the Annual Meeting in person or by representative will not revoke a proxy. You can find more information on voting your shares in person at the Annual Meeting in "What do I need to do if I would like to attend the Annual Meeting?" on pg 94.

How are my shares voted by the proxies designated by the company?

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted in accordance with the Board recommendations indicated above. With respect to director nominations, should any nominee be unable to serve, the persons designated as proxies reserve full discretion to vote for another person. If you specify a different choice on the proxy, your shares will be voted as specified by you.

mastercard

Who bears the cost of soliciting votes for the Annual Meeting?

We will bear the costs of the solicitation of proxies, including the cost of preparing, printing and mailing the Notice, this proxy statement and related proxy materials. In addition to the solicitation of proxies by use of the mail, proxies may be solicited from stockholders by directors, officers, employees or agents of Mastercard in person or by telephone, facsimile or other appropriate means of communication. We have engaged Georgeson LLC to solicit proxies on our behalf. The anticipated cost of Georgeson LLC's services is estimated to be approximately $20,000 plus reimbursement of reasonable out-of-pocket expenses. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to our directors, officers or employees in connection with the solicitation. Any questions or requests for assistance regarding this proxy statement and related proxy materials may be directed to:



Mastercard Incorporated Office of the Corporate Secretary 2000 Purchase Street Purchase, NY 10577 Attention: Janet McGinness corporate.secretary@mastercard.com Telephone: (914) 249-2000 Fax: (914) 249-4366	or Georgeson LLC 1290 Avenue of the Americas, 9th Floor New York, NY 10104 Telephone: (800) 457-0759

What is "householding"?

The SEC has adopted rules that allow a company to deliver a single Notice or set of proxy materials to an address shared by two or more of its stockholders. This method of delivery, known as "householding," permits us to realize significant cost savings and reduces the amount of duplicate information stockholders receive. In accordance with notices sent to stockholders sharing a single address, we are sending only one Notice (or, if requested, one set of proxy materials) to that address unless we have received contrary instructions from a stockholder at that address. Any stockholders who object to, or wish to begin, householding may notify our Corporate Secretary orally or in writing at the telephone number or address, as applicable, set forth above. We will deliver promptly an individual copy of the Notice and, if requested, proxy materials to any stockholder who revokes consent to householding upon our receipt of such revocation.

Who counts the votes?

Georgeson LLC will act as inspector of elections and certify the voting results.

How do I find out the voting results?

We will announce preliminary voting results at the Annual Meeting. We will disclose the final voting results in a Current Report on a Form 8-K to be filed with the SEC on or before July 3, 2017. The Form 8-K will be available in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Financials & SEC Filings" and on the SEC's website at www.sec.gov.

What do I need to do if I would like to attend the Annual Meeting?

If you attend the Annual Meeting, you will be asked to present photo identification, such as a driver's license, when you arrive. If you hold your shares in street name, typically through a brokerage account, you also will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your broker or bank are examples of proof of ownership. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

Our Annual Meeting will be held at our corporate headquarters at 2000 Purchase Street, Purchase, New York. For directions, you may call our Investor Relations Department at (914) 249-4565.

Important Information and Dates Related to the 2018 Annual Meeting

Proposals for Inclusion in the Proxy Statement for the 2018 Annual Meeting

If a stockholder intends to submit a proposal for inclusion in our proxy statement for our 2018 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act ("Rule 14a-8"), the proposal must be received by the Corporate Secretary no later than December 29, 2017.

Director Nominations for Inclusion in the Proxy Statement for the 2018 Annual Meeting (Proxy Access)

In September 2016, we amended our by-laws to proactively adopt proxy access to permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the company's outstanding Class A common stock for at least three years, to submit director nominees for up to 20% of the Board for inclusion in our Proxy Statement if the stockholder(s) and the nominee(s) meet the requirements in our by-laws. Notice of director nominations submitted under these proxy access by-law provisions must be received no earlier than November 29, 2017 and no later than December 29, 2017 for inclusion in the 2018 proxy statement.

Other Proposals or Director Nominations to Be Presented at the 2018 Annual Meeting

Our by-laws also provide for an advance notice procedure for director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement but that a stockholder instead wishes to present at an annual meeting. To be timely, a notice of director nominations or other matters a stockholder wishes to present at the 2018 Annual Meeting must be received by our Corporate Secretary between February 27, 2018 and March 29, 2018 and must comply with the additional requirements of our by-laws.

You can find more information about proxy access and our advance notice procedure for director nominations in our by-laws posted in the "Investor Relations" section of our website (www.mastercard.com/investor) under "Corporate Governance" and "Corporate Documents" or information may be obtained from the Corporate Secretary.

Other Matters

Management does not know of any business to be transacted at the Annual Meeting other than as indicated herein. **Should any such matter properly come before the Annual Meeting for a vote, the persons designated as proxies will vote thereon in accordance with their best judgment.**

You are urged to promptly vote your interests by calling the toll-free telephone number or by using the Internet as described in the instructions included on your Notice or, if you received a paper copy of the proxy materials, by completing, signing, dating and returning your proxy card or voting form.

By Order of the Board of Directors

Janet McGinness

Janet McGinness
Corporate Secretary

Purchase, New York
April 28, 2017

<u>Appendix A</u>

Non-GAAP Financial Measures and GAAP Reconciliations

Non-GAAP Financial Information

In this proxy statement, we disclose as non-GAAP financial measures net income and diluted earnings per share (as well as related growth rates) and operating margin, each excluding the impact of the following special items:

- provisions recorded in 2016 and 2015 for litigations with merchants in the U.K.

- a settlement charge recorded in 2015 related to the termination of our qualified U.S. defined benefit pension plan in general and administrative expenses (the "U.S. Employee Pension Plan Settlement Charge")

Mastercard excluded the litigation provisions (which relate to separate litigations) because our management monitors material litigation judgments and settlements separately from ongoing operations. Mastercard also excluded the U.S. Employee Pension Plan Settlement Charge because our management monitors significant one-time items separately from ongoing operations. Management believes that the non-GAAP financial measures presented facilitate an understanding of Mastercard's operating performance and meaningful comparison of its results between periods.

Management also presents growth rates on a currency-neutral basis, which is a non-GAAP financial measure. Currency-neutral growth rates are calculated by remeasuring the prior period's results using the current period's exchange rates for both the translational and transactional impacts on our operating results. The impact of foreign currency translation represents the effect of translating operating results where the functional currency is different from our U.S. dollar reporting currency. The impact of the transactional foreign currency represents the effect of converting revenue and expenses occurring in a currency other than the functional currency. Management believes the presentation on certain currency-neutral growth rates provides relevant information.

Among other things, management uses non-GAAP financial measures to evaluate its ongoing operations in relation to historical results, for internal planning and forecasting purposes, and in the calculation of performance-based compensation. The presentation of non-GAAP financial measures should not be considered in isolation or as a substitute for Mastercard's related financial results prepared in accordance with GAAP. The following table reconciles the requisite non-GAAP financial measures to the most directly comparable GAAP financial measures.

GAAP Reconciliations
($ in millions, except per share data)

| | For the Years Ended December 31, | | | | | | Year-over-year Growth | | | |
| | 2016 | | | 2015 | | | | | | |
	Actual	Special Items	Non-GAAP [1]	Actual	Special Items	Non-GAAP [1,2]	Actual	Special Items	Foreign Currency	Non-GAAP [1,2,3]
Net revenue	$10,776	—	$10,776	$9,667	—	$9,667	11%	—%	(1)%	13%
Operating income	$5,761	$117	$5,878	$5,078	$140	$5,218	13%	1%	(1)%	14%
Operating margin	53.5%		54.5%	52.5%		54.0%				
Net income	$4,059	$85	$4,144	$3,808	$95	$3,903	7%	—%	(1)%	7%
Diluted earnings per share	$3.69	$0.08	$3.77	$3.35	$0.08	$3.43	10%	—%	(1)%	11%

Note: Figures may not sum due to rounding.

[1] Represents the effect of excluding the special items relating to the U.K. merchant litigation provisions ($117 million pre-tax, $85 million after-tax, $0.08 per diluted share in 2016 and $61 million pre-tax, $44 million after-tax, $0.04 per diluted share in 2015).

[2] Represents the effect of excluding the special items relating to the U.S. Employee Pension Plan and the U.K. merchant litigation provisions ($79 million pre-tax, $50 million after-tax, $0.04 per diluted share in 2015).

[3] Represents the effect of excluding the currency rate fluctuations on reported results, which are calculated by remeasuring the prior period's results using the current period's exchange rates for both the translational and transactional impacts on operating results.

Appendix B

Glossary of Acronyms and Terms Used in This Proxy Statement

Term	Description
Annual Meeting	2017 Annual Meeting of Stockholders of Mastercard Incorporated to be held on June 27, 2017
CD&A	Compensation Discussion and Analysis
Class A common stock	Class A common stock, par value $0.0001 per share
Class A stockholder	Holder of shares of Class A common stock
Class B common stock	Class B common stock, par value $0.0001 per share
COBRA	Consolidated Omnibus Budget Reconciliation Act
Delaware Law	General Corporation Law of the State of Delaware
DSU	Deferred Stock Unit
EPS	Earnings per Share
Exchange Act	Securities Exchange Act of 1934, as amended
FASB ASC	Financial Accounting Standards Board Accounting Standards Codification
GAAP	Generally Accepted Accounting Principles in the United States of America
HRCC	Human Resources and Compensation Committee of the Board
Internal Revenue Code	Internal Revenue Code of 1986, as amended
IPO	Mastercard's initial public offering in May 2006
LTIP	Mastercard Incorporated 2006 Long Term Incentive Plan, as Amended and Restated
Mastercard International	Mastercard International Incorporated
NCG	Nominating and Corporate Governance Committee of the Board
NEO	Named Executive Officer
Notice	Notice of Internet Availability of Proxy Materials
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PCE	Personal Consumption Expenditure
PSU	Performance Stock Unit
PwC	PricewaterhouseCoopers LLP
Record Date	April 27, 2017
RSU	Restricted Stock Unit
SEAICP	Senior Executive Annual Incentive Compensation Plan
SEC	United States Securities and Exchange Commission
TSR	Total Shareholder Return

Mastercard Incorporated

2006 Long Term Incentive Plan

Amended and Restated Effective June 5, 2012

TABLE OF CONTENTS

ARTICLE I

ESTABLISHMENT AND PURPOSE

1.1   <u>Establishment</u>.

The Mastercard Incorporated 2006 Long Term Incentive Plan ("Plan") is hereby established by Mastercard Incorporated (the "Company"), effective as of the Effective Date. The Plan, as amended and restated to increase the number of shares that may be issued under the Plan and to extend the term of the Plan, and to make other clarifying changes, was approved by the Company's Board on April 5, 2007, effective upon approval of the amended and restated plan by shareholders. The Plan, as amended and restated to extend the term of the Plan and make other clarifying changes, was approved by the Human Resources and Compensation Committee of the Company's Board of Directors on April 2, 2012, effective upon approval of the amended and restated plan by shareholders.

1.2   <u>Purposes</u>.

The purpose of the Plan is to foster and promote the long-term financial success of the Company and materially increase shareholder value by motivating performance through incentive compensation. The Plan also is intended to encourage Participant ownership in the Company, attract and retain talent, and enable Participants to participate in the long-term growth and financial success of the Company. The Plan and the grant of Awards thereunder are expressly conditioned upon the Plan's approval by the shareholders of the Company.

ARTICLE II

DEFINITIONS

For purposes of the Plan, the following terms are defined as set forth below:

2.1   "Affiliated Employer" means all persons with whom the Company would be considered a single employer under Section 414(b) or Section 414(c) of the Code, except that, for purposes of determining whether there is a controlled group or common control the language "at least 50 percent" is used instead of "at least 80 percent."

2.2   "Agreement" means any agreement entered into pursuant to the Plan by which an Award is granted to a Participant.

2.3   "Award" means any Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Unit, or Other Stock-Based Award granted to a Participant under the Plan. Awards shall be subject to the terms and conditions of the Plan and shall be evidenced by an Agreement containing such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

2.4   "Beneficiary" means any person or other entity, which has been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the compensation, specified under the Plan to the extent permitted. If there is no designated beneficiary, then the term means any person or other entity entitled by will or the laws of descent and distribution to receive such compensation.

2.5   "Board of Directors" or "Board" means the Board of Directors of the Company.

2.6   "Cause" means (i) the willful failure by the Participant to perform his duties or responsibilities (other than due to Disability), (ii) the Participant's engaging in serious misconduct that is injurious to the Company or an Affiliated Employer including, but not limited to, damage to its reputation or standing in its industry; (iii) the Participant's having been convicted of, or entered a plea of guilty or *nolo contendere* to, a crime that constitutes a felony, or a crime that constitutes a misdemeanor involving moral turpitude, (iv) the material breach by the Participant of any written covenant or agreement with the Company or an Affiliated Employer not to disclose any information pertaining to the Company and/or its Affiliated Employers, or (v) the breach by the Participant of the Company's Code of Conduct, or any material provision of the following Company policies: non-discrimination, substance abuse, workplace violence, nepotism, travel and entertainment, corporation information security, antitrust/competition law, anti-corruption, enterprise risk management, accounting, contracts, purchasing, communications, investor relations, immigration, privacy, insider trading, and similar policies, whether currently in effect or later adopted.

2.7   "Change in Control" means the occurrence of any of the following events, but shall specifically exclude a Public Offering:

(i)   The acquisition by any individual entity or group (within the meaning of Section 13 (d)(3) or 14(d)(2) of the Exchange Act of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than 30 percent of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"), provided, however, that for purposes of this subsection (i) the following acquisitions shall not constitute a Change of Control: (A) any acquisition by the Company, (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, and (C) an acquisition pursuant to a transaction which complies with clauses (A), (B), and (C) of subsection (iii); or

(ii)   A change in the composition of the Board as of the Effective Date (the "Incumbent Board") that causes less than a majority of the directors of the Company then in office to be members of the Incumbent Board, provided, however, that any individual becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(iii)   Consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the purchase of assets or stock of another entity ("A Business Combination"), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50 percent of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all of substantially all of the Company's assets directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Voting Securities, (B) no person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Company existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

(iv)   Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

In the case of an Award that is subject to Section 409A of the Code and is payable upon a Change in Control, or at a different time or in a different form upon Termination of Employment in connection with a Change in Control, then upon Termination of Employment not in connection with a Change in Control, or where a Section 409A definition of Change in Control is otherwise required, the above definition will include only events that qualify as a change in the ownership or effective control of the Company or as a change in the ownership of a substantial portion of the assets of the Company pursuant to Section 409A(a)(2)(v) of the Code.

2.8   "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor, along with related rules, regulations and interpretations.

2.9   "Commission" means the Securities and Exchange Commission or any successor thereto.

2.10   "Committee" means the Human Resources and Compensation Committee of the Board of Directors of the Company, or such other committee, or subcommittee of the Committee designated by the Board to administer the Plan, provided that the Committee shall be composed of not less than two directors each of whom is a Non-Employee Director, an independent director as required by the rules of the national securities exchange on which the Company's Common Shares are listed, and in the case of an Award subject to Section 15.6 an Outside Director.

2.11   "Common Shares" means shares of the Company's Class A or Class B Common Shares, $0.0001 par value (as such par value may be amended from time to time), whether presently or hereafter issued, and any other stock or security resulting from adjustment thereof as described hereinafter, or the Common Shares of any successor to the Company which is designated for the purpose of the Plan.

2.12   "Company" means Mastercard Incorporated, and includes any successor or assignee corporation or corporations into which the Company may be merged, changed or consolidated; any corporation for whose securities the securities of the Company shall be exchanged; and any assignee of or successor to substantially all of the assets of the Company. Wherever the context of the Plan so admits or requires, "Company" also means "Affiliated Employer".

2.13   "Covered Employee" means a Participant the deductibility of whose compensation in the year of payment of an Award is subject to Section 162(m) of the Code.

2.14   "Disability" means disability in accordance with the Company's or an Affiliated Employer's long-term disability plan, as determined by the Committee.

2.15   "Effective Date" means when approved by shareholders. Amendments to the Plan generally are effective when approved by shareholders, if shareholder approval is required, or when approved by the Board, if shareholder approval is not required.

2.16   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

2.17   "Exercise Price" means the price at which the Common Shares may be purchased under an Option or may be obtained under a Stock Appreciation Right. In no event may the Exercise Price per share of Common Shares covered by an Option, or the Exercise Price of a Stock Appreciation Right, be reduced through "repricing," as defined in Section 15.1.

2.18   "Fair Market Value" means, if the Common Shares are listed on a national securities exchange, as of any Grant Date, the closing price for the Common Shares on the principal exchange on which the shares are traded for that date, all as reported by such source as the Committee may select. If the Common Shares are not traded as of any Grant Date, the Fair Market Value means the closing price for the Common Shares on the principal exchange on which the shares are traded for the immediately preceding date on which shares were traded. If the Common Shares are not listed on a national securities exchange as of any Grant Date, Fair Market Value shall be determined by the Committee in its good faith discretion.

2.19   "Good Reason" shall mean the occurrence of one of the following events without the Participant's prior written consent: (i) assignment to a position for which the Participant is not qualified or a lesser position than the position held by the Participant (although duties may differ without giving rise to a termination by the Participant for Good Reason), (ii) a material reduction in the Participant's annual Base Salary, except, in the case of a Participant whose employment agreement so provides, a ten (10) percent reduction in the aggregate over the term of such employment agreement shall not be treated as a material reduction; (iii) the relocation of the Participant's principal place of employment to a location more than fifty (50) miles from the Participant's principal place of employment (unless such relocation does not increase the Participant's commute by more than twenty (20) miles), except for required travel on the Company's business to an extent substantially consistent with the Participant's business travel obligations as of such day; or (iv) the failure by the Company to obtain an agreement from any successor to the Company to assume and agree to perform any employment agreement between Participant and the Company or any Affiliated Employer. The Participant is required to give notice to the Company of the occurrence of an event constituting Good Reason within sixty (60) days after such event occurs, failing which the Participant shall be deemed to have waived the Participant's rights regarding such event. The Company shall be provided a period of ninety (90) days after its receipt of notice from the Participant during which it may remedy the grounds for Good Reason given in the notice.

2.20   "Grant Date" means the date as of which an Award is determined to be effective and designated in a resolution by the Committee and is granted pursuant to the Plan. The Grant Date shall not be earlier than the date of the resolution and action thereon by the Committee. In no event shall the Grant Date be earlier than the Effective Date.

2.21   "Incentive Stock Option" or "ISO" means any Option intended to be and designated as an "incentive stock option," which qualifies as an "incentive stock option" within the meaning of Section 422 of the Code.

2.22   "Non-Employee Director" shall have the meaning provided for in Rule 16b-3(b)(3) under the Exchange Act, 17 CFR §240.16b-3(b)(3), as amended.

2.23   "Non-Qualified Stock Option" or "NQSO" means an Option to purchase Common Shares in the Company granted under the Plan, the taxation of which is pursuant to Section 83 of the Code.

2.24   "Option" means a right to purchase Common Shares granted to a Participant in accordance with Article VI. An Option may be either an ISO or NQSO.

2.25   "Option Period" means the period during which the Option shall be exercisable in accordance with an Agreement and Article VI.

2.26   "Other Stock-Based Award" means a right granted under Article XI.

2.27   "Outside Director" means a member of the Board who is not an employee of the Company or an Affiliated Employer and who qualifies as an outside director for purposes of Section 162(m)(4)(C)(i) of the Code.

2.28   "Participant" means a person who satisfies the eligibility conditions of Article V and to whom an Award has been granted by the Committee under the Plan.

2.29   "Performance Period" shall mean that period established by the Committee, which may be as short as a calendar quarter, during which any performance goals specified by the Committee with respect to such Awards are to be measured.

2.30   "Performance Unit" means a right granted under Article X.

2.31   "Plan" means the Mastercard Incorporated 2006 Long Term Incentive Plan, as herein set forth and as may be amended from time to time.

2.32   "Public Offering" means any public offering of any class or series of the Company's equity securities pursuant to a registration statement filed by the Company under the Securities Act or Exchange Act.

2.33   "Restricted Stock" means Common Shares granted to a Participant subject to terms and conditions, including a risk of forfeiture, established by the Committee pursuant to Article VIII of this Plan and evidenced by an Award Agreement.

2.34   "Restricted Stock Unit" means a right granted under Article IX.

2.35   "Restriction Period" means the period of time during which restrictions established by the Committee shall apply to an Award.

2.36   "Retirement" means Termination of Employment by a Participant occurring on or after the earliest of: (i) attaining age 65 while in service and completing two (2) years of service, (ii) attaining age 60 while in service and completing five (5) years of service, and (iii) attaining age 55 while in service and completing ten (10) years of service.

2.37   "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Commission under Section 16 of the Exchange Act or any successor rule.

2.38   "Securities Act" means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

2.39   "Stock Appreciation Right" or "SAR" means a right granted under Article VII.

2.40   "Stock Option" means an Option.

2.41   "Termination of Employment" means a "separation from service" as defined in Code section 409A(a)(2)(A)(i), except that a reduction in the level of services performed by a Participant to a level equal to 21 percent or less of the average level of services performed by the Participant during the immediately preceding 36 months (or such shorter period as the Participant shall have performed services for the Company), shall be presumed to be a Termination of Employment.

In addition, certain other terms used herein have definitions given to them in the first place in which they are used.

ARTICLE III

ADMINISTRATION

3.1   <u>Committee Structure</u>.

The Plan shall be administered by the Committee. A majority of the Committee shall constitute a quorum at any meeting thereof (including telephone conference) and the acts of a majority of the members present, or acts approved in writing by the entire Committee without a meeting, shall be the acts of the Committee for purposes of this Plan. Any member of the Committee may resign upon notice to the Board. The Board shall have the authority to remove, replace or fill any vacancy of any member of the Committee in accordance with the terms of the Committee's Charter.

3.2   <u>Committee Actions</u>.

The Committee may authorize any one or more of its members or an officer of the Company to execute and deliver documents on behalf of the Committee. The Committee may allocate among one or more of its members, or may delegate to one or more of its agents, such duties and responsibilities as it determines.

3.3   <u>Committee Authority</u>.

Subject to applicable law, the Company's certificate of incorporation and by-laws, and the terms of the Plan, the Committee shall have the discretionary authority:

(1)   to determine eligibility and to select those persons to whom Awards may be granted from time to time, including to limit eligibility to persons who execute a non-competition and/or non-solicitation agreement;

(2)   to determine the nature and amount of each Award;

(3)   to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine, including terms conditioning vesting, payment, or any other benefit under the Plan on execution and compliance with a non-competition and/or non-solicitation agreement; provided that the Exercise Price of any Option or Stock Appreciation Right shall not be less than the Fair Market Value per share as of the Grant Date;

(4)   to determine whether, to what extent, and under what circumstances Awards may be settled in cash, Common Shares, or other property, either at the time of grant or thereafter,

(5)   to modify, amend, or adjust the terms and conditions, at any time or from time to time, of any Award, subject to the limitations of Section 15.1;

(6)   to cancel, with the consent of the Participant or as otherwise provided in the Plan or an Agreement, outstanding Awards;

(7)   to provide for the forms of Agreement to be utilized in connection with this Plan;

(8)   to determine the permissible methods of Award exercise and payment within the terms and conditions of the Plan and the particular Agreement;

(9)   to determine what legal requirements are applicable to the Plan, Awards, and the issuance of Common Shares, and to require of a Participant that appropriate action be taken with respect to such requirements;

(10)   to establish any "blackout" period that the Committee in it sole discretion deems necessary or advisable;

(11)   to determine the restrictions or limitations on the transfer of Common Shares;

(12)   to supply any omission, reconcile any inconsistency in the Plan or any Award, determine whether any Award is to be adjusted, modified or purchased, or is to become fully exercisable, under the Plan or the terms of an Agreement;

(13)   to adopt, amend and rescind such administrative rules, guidelines, and practices as, in its opinion, may be advisable in the administration of this Plan;

(14)   to appoint and compensate agents, counsel, auditors or other specialists to aid it in the discharge of its duties; and

(15)   to interpret this Plan and any instrument or agreement under the Plan, and undertake such actions and make such determinations and decisions as it deems necessary and advisable to administer the Plan intent.

The Committee shall have discretionary authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable, to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Agreement) and to otherwise supervise the administration of the Plan. The Committee's policies and procedures may differ with respect to Awards granted at different times and may differ with respect to a Participant from time to time, or with respect to different Participants at the same or different times.

3.4   <u>Committee Determinations and Decisions</u>.

Any determination made by the Committee pursuant to the provisions of the Plan shall be made in its sole discretion, and in the case of any determination relating to an Award may be made at the time of the grant of the Award or, unless in contravention of any express term of the Plan or an Agreement, at any time thereafter. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Participants. Any determination shall not be subject to de novo review if challenged in court.

ARTICLE IV

SHARES SUBJECT TO PLAN

4.1   <u>Number of Shares</u>.

Subject to the adjustment under Section 4.6, the total number of newly issued Common Shares reserved and available for distribution pursuant to Awards under the Plan shall be 11,550,000 Class A Common Shares. Such shares may consist, in whole or in part, of authorized and unissued shares or treasury shares.

4.2   <u>Release of Shares</u>.

Subject to Section 4.1, the Committee shall have full authority to determine the number of Common Shares available for Awards. In its discretion the Committee may include (without limitation), as available for distribution, (a) Common Shares subject to any Award that have been previously forfeited; (b) Common Shares under an Award that otherwise terminates, expires, or lapses without issuance of Common Shares being made to a Participant; (c) Common Shares subject to any award that settles in cash, or (d) Common Shares that are received, retained, or not issued by the Company in connection with the settlement or exercise of an Award, including the satisfaction of any tax liability or tax withholding obligation. Any Common Shares that are available immediately prior to the termination of the Plan, or any Common Shares returned to the Company for any reason subsequent to the termination of the Plan, may be transferred to a successor plan.

4.3   Restrictions on Shares.

Common Shares issued upon exercise or settlement of an Award shall be subject to the terms and conditions specified herein and to such other terms, conditions and restrictions as the Committee in its discretion may determine or provide in the Award Agreement. The Company shall not be required to issue or deliver any certificates for Common Shares, cash or other property prior to (i) the completion of any registration or qualification of such shares under federal, state or other law, or any ruling or regulation of any government body which the Committee determines to be necessary or advisable; and (ii) the satisfaction of any applicable withholding obligation in order for the Company or an Affiliated Employer to obtain a deduction or discharge its legal obligation with respect to the Award. The Company may cause any certificate (or other representation of title) for any Common Shares to be delivered to be properly marked with a legend or other notation reflecting the limitations on transfer of such Common Shares as provided in this Plan or as the Committee may otherwise require. The Committee may require any person exercising or vesting in an Award to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of the Common Shares in compliance with applicable law or otherwise. Fractional shares shall not be delivered, but shall be rounded to the next lower whole number of shares.

4.4   ISO Restriction.

Solely for purposes of determining whether shares are available for the issuance of ISOs, and notwithstanding anything in this Section to the contrary, the maximum aggregate number of shares that may be issued through ISOs under this Plan shall be 500,000. The terms of Section 4.2 shall apply equally for purposes of the number of shares available under this Section 4.4 for issuance through ISOs, except that shares subject to ISOs that settle in cash shall not be available for distribution through issuance of ISOs.

4.5   Shareholder Rights.

Other than voting rights, no person shall have any rights of a shareholder as to Common Shares subject to an Award until, after proper transfer of the Common Shares subject to the Award or other action required, such shares shall have been recorded on the Company's official shareholder records as having been issued and transferred. Upon grant of Restricted Stock, or exercise of an Option or a SAR, or payment of any other Award or any portion thereof, the Company will have a reasonable period in which to issue and transfer the shares, and the Participant will not be treated as a shareholder for any purpose whatsoever prior to such issuance and transfer, except as provided in Section 8.4(3). No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date such shares are recorded as issued and transferred in the Company's official shareholder records, except as provided herein or in an Agreement.

4.6   Adjustment Provision.

(1)   Adjustment. In the event of any Company share dividend, share split, combination or exchange of shares, recapitalization or other change in the capital structure of the Company, corporate separation or division of the Company (including, but not limited to, a split-up, spin-off, split-off or distribution to Company stockholders other than a normal cash dividend), reorganization, rights offering, a partial or complete liquidation, or any other corporate transaction, Company securities offering or event involving the Company and having an effect similar to any of the foregoing, then the Committee shall make appropriate adjustments or substitutions as described below in this Section. The adjustments or substitutions may relate to the number of Common Shares available for Awards under the Plan, the number of Common Shares covered by outstanding Awards, the exercise price per share of outstanding Awards, and any other characteristics or terms of the Awards as the Committee may deem necessary or appropriate to reflect equitably the effects of such changes to the Participants. Notwithstanding the foregoing, any fractional shares resulting from such adjustment shall be eliminated by rounding

to the next lower whole number of shares with appropriate payment for such fractional share as shall reasonably be determined by the Committee.

(2)   Section 409A. Any adjustments or substitutions made pursuant to Section 4.6(1) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A. Any adjustments or substitutions made pursuant to Section 4.6(1) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such manner as to ensure that after such adjustment or substitution, the Awards either continue not to be subject to Section 409A of the Code or comply with the requirements of Section 409A of the Code.

ARTICLE V

ELIGIBILITY

5.1   Eligibility.

Any employee of the Company or an Affiliated Employer, and any individual covered by Section 15.13, shall be eligible to be designated, in the discretion of the Committee, a Participant of this Plan, provided such eligibility would not jeopardize this Plan's compliance with Rule 16b-3 under the Exchange Act or any successor rule. The Committee may require that, in order to be eligible to be designated a Participant, an employee must execute, in a form prescribed by the Company, a non-competition and/or non-solicitation agreement. Only an employee of the Company, or any parent corporation or subsidiary of the Company (as such terms are defined in Section 424 of the Code) on the Grant Date shall be eligible to be granted an Incentive Stock Option.

ARTICLE VI

STOCK OPTIONS

6.1   General.

The Committee shall have authority to grant Options under the Plan at any time or from time to time. An Option shall entitle the Participant to receive Common Shares upon exercise of such Option, subject to the Participant's satisfaction in full of any conditions, restrictions or limitations imposed in accordance with the Plan or an Agreement (the terms and provisions of which may differ from other Agreements) including, without limitation, payment of the Option Price. The Committee may provide for grant or vesting of Options conditioned upon the performance of services, the achievement of performance goals pursuant to Section 15.6, or the execution of, and/or compliance with, a non-competition or non-solicitation agreement, or any combination of the above. Options may be granted alone or in addition to other Awards granted under the Plan.

6.2   Grant.

The grant of an Option shall occur as of the Grant Date determined by the Committee provided that the Grant Date shall not be earlier than the date of the resolution and action thereon by the Committee. An Award of Options shall be evidenced by, and subject to the terms of, an Agreement. To the extent that any Option is not designated as an Incentive Stock Option or is so designated, but does not qualify as an Incentive Stock Option, it shall constitute a Non-Qualified Stock Option.

6.3   Required Terms and Conditions.

Options shall be subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable:

(1)   Exercise Price. The Exercise Price per share for an Award shall not be less than the Fair Market Value per share as of the Grant Date. If an Option which is intended to qualify as an Incentive Stock Option is granted to an individual (a "10% Owner") who owns or who is deemed to own shares possessing more than ten percent (10%) of the combined voting power of all classes of shares of the Company, a corporation which is a parent corporation of the Company, or any subsidiary of the Company (each as defined in Section 424 of the Code), the Exercise Price per share shall not be less than one hundred ten percent (110%) of such Fair Market Value per share as of the Grant Date.

(2)   Option Period. The Option Period fixed by the Committee for any Award shall be no longer than ten (10) years from the Option's Grant Date. In the case of an Incentive Stock Option granted to a 10% Owner, the Option Period shall not exceed five (5) years. No Option which is intended to be an Incentive Stock Option shall be granted more than ten (10) years from the date the Plan is adopted by the Company or the date the Plan is approved by the shareholders of the Company, whichever is earlier.

(3)   Exercisability. In no event shall an Option be exercisable earlier than six (6) months after the Grant Date (except in the case of the Participant's death or in the case of an Option granted in lieu of or replacement of compensation that is subject to vesting restrictions, in which case the Option may be exercisable pursuant to the same vesting restrictions as was the compensation) or later than ten (10) years from the Grant Date. The Committee may provide in an Option Agreement or thereafter for an accelerated exercise of all or part of an Option upon such events or standards that it may determine, including one or more performance measures. If the Committee intends that an Option be able to qualify as an Incentive Stock Option, aggregate Fair Market Value (determined at the Option's Grant Date) of the Common Shares as to which such Incentive Stock Option is exercisable for the first time during any calendar year shall not exceed $100,000.

(4)   Method of Exercise. Subject to the provisions of this Article VI and the Agreement, a Participant may exercise Options, in whole or in part, during the Option Period by giving notice of exercise on a form provided by the Committee to the Company specifying the number of whole shares of Common Shares subject to the Option to be purchased. Such notice shall be accompanied by payment in full of the purchase price. Payment of the purchase price shall be by (i) delivery of cash or certified check, (ii) delivery of Common Shares already owned by the Participant (for any minimum period required by the Committee) having a total value equal to the Exercise Price, (iii) by means of delivery of cash by a broker-dealer as a "cashless" exercise, (iv) any combination of the foregoing, or (v) any other method approved by the Committee.

(5)   Form of Settlement. The Committee may provide, at the time of grant, that the shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities.

(6)   Conditions for Issuance of Shares. No Common Shares shall be issued until full payment therefore has been made. A Participant shall have all of the rights of a shareholder of the Company holding the class of shares that is subject to such Option (including, if applicable, the right to vote the shares and the right to receive dividends) when the Participant has given written notice of exercise, has paid in full for such shares, and such shares have been recorded on the Company's official shareholder records as having been issued and transferred.

(7)   No Deferral Features. To the extent necessary to comply with Code Section 409A, no Option Agreement shall include any features allowing the Participant to defer recognition of income past the date on which taxation occurs under section 83 of the Code.

6.4   Standard Terms and Conditions.

Unless the Committee specifies otherwise in the Award Agreement, the terms set forth in this Section 6.4 shall apply to all Options granted under the Plan. Any Option Award Agreement that incorporates the terms of the Plan by reference shall be deemed to have incorporated the terms set forth in this Section 6.4.

      (1)   <u>Exercise Price</u>. The standard Exercise Price per share shall be the Fair Market Value per share as of the Grant Date.

      (2)   <u>Option Period</u>. The standard Option Period of each Option shall be ten (10) years from the Option's Grant Date.

      (3)   <u>Exercisability</u>. Subject to Section 13.1, the standard rate at which an Option shall be exercisable shall be twenty five (25) percent on each of the first four (4) anniversaries of the grant.

      (4)   <u>Method of Exercise</u>. The standard form of payment of the Exercise Price shall be by means of delivery of cash by a broker-dealer as a "cashless" exercise.

      (5)   <u>Form of Settlement</u>. The standard form of settlement shall be in unrestricted Common Shares.

      (6)   <u>Non-transferability of Options</u>. The standard terms of an Agreement shall provide that no Option shall be sold, assigned, margined, transferred, encumbered, conveyed, gifted, alienated, hypothecated, pledged, or otherwise disposed of, other than by will or by the laws of descent and distribution, and all Options shall be exercisable during the Participant's lifetime only by the Participant.

      (7)   <u>No Deferral Features</u>. The standard terms of an Agreement shall provide for no deferral of recognition of income past the date on which taxation occurs under Section 83 of the Code.

6.5   <u>Termination.</u>

Unless otherwise specifically provided in an Agreement, or determined by the Committee, and except as is otherwise provided in this Section 6.5 below, Options that are not otherwise exercisable on the date of Termination of Employment shall be forfeited upon a Participant's Termination of Employment. A Participant shall have the right to exercise Options that were otherwise exercisable on Termination of Employment only during a period not exceeding one hundred and twenty (120) days, or such other period specified in the Agreement, after the date of such Termination of Employment (but no later than the end of the Option Period).

      (1)   <u>Termination by Death</u>. Unless otherwise specifically provided in an Agreement or determined by the Committee, on a Participant's Termination of Employment due to death during the Option Period, Options held by the Participant shall become immediately exercisable and shall thereafter be fully exercisable throughout the original Option Period.

      (2)   <u>Termination by Disability or Retirement</u>. Unless otherwise specifically provided in an Agreement or determined by the Committee, and subject to Article XII below, on a Participant's Termination of Employment due to Disability or Retirement more than six (6) months after the Grant Date (unless circumstances exist at the time of termination that would constitute Cause under Section 2.6), any Option held by the Participant shall continue to be exercisable by the Participant as if there was no Termination of Employment.

      (3)   <u>Termination for Cause</u>. Unless otherwise specifically provided in an Agreement or determined by the Committee, on a Participant's Termination of Employment for Cause, the Participant shall forfeit all Options whether those Options are otherwise exercisable as of the date of Termination of Employment or otherwise would not be exercisable on the date of Termination of Employment.

6.6   Notice of Disposition of Common Shares Prior to the Expiration of Specified ISO Holding Periods.

The Company may require that a Participant exercising an ISO give a written representation to the Company, satisfactory in form and substance, upon which the Company may rely, that the Participant will report to the Company any disposition of shares acquired via an ISO exercise prior to the expiration of the holding periods specified by Section 422(a)(1) of the Code.

ARTICLE VII

STOCK APPRECIATION RIGHTS

7.1   General.

The Committee shall have authority to grant Stock Appreciation Rights (SARs) under the Plan at any time or from time to time. A SAR shall entitle the Participant to receive Common Shares upon exercise of such SAR, subject to the Participant's satisfaction in full of any conditions, restrictions, or limitations imposed in accordance with the Plan or any Agreement. The Committee may provide for grant or vesting of SARs conditioned upon the performance of services, the achievement of performance goals pursuant to Section 15.6, or the execution of, and/or compliance with, a non-competition or non-solicitation agreement, or any combination of the above. SARs may be granted alone or in addition to other Awards granted under the Plan.

7.2   Grant.

The grant of a SAR shall occur as of the Grant Date determined by the Committee provided that the Grant Date shall not be earlier than the date of the resolution and action thereon by the Committee. A SAR entitles a Participant to receive Common Shares or cash as described in Section 7.3(5). An Award of SARs shall be evidenced by, and subject to the terms of an Agreement.

7.3   Required Terms and Conditions.

SARs shall be subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

(1)   Exercise Price.   The Exercise Price of a SAR shall not be less than 100% of the Fair Market Value per share of Common Shares on the Grant Date.

(2)   Term. The term of a SAR shall be no longer than ten (10) years from the Grant Date.

(3)   Exercisability. In no event shall a SAR be exercisable earlier than six (6) months after the Grant Date (except in the case of the Participant's death or in the case of a SAR granted in lieu of or replacement of compensation subject to vesting restrictions, in which case the SAR may be exercisable pursuant to the same vesting restrictions as was the compensation) or later than ten (10) years from the Grant Date. The Committee may provide in a SAR Agreement or thereafter for an accelerated exercise of all or part of a SAR upon such events or standards that it may determine, including one or more performance measures.

(4)   Method of Exercise. SARs shall be exercised by the Participant's giving notice of exercise on a form provided by the Committee to the Company specifying in whole shares the portion of the SAR to be exercised.

(5)   Amount. Upon the exercise of a SAR, a Participant shall be entitled to receive an amount in Common Shares or cash equal in value to the excess of the value per share of Common Shares over the Exercise Price per share of Common Shares specified in the related Agreement,

multiplied by the number of shares in respect of which the SAR is exercised, less any amount retained or not issued to cover tax withholdings, if necessary. The value per share of Common Shares shall be determined as of the date of exercise of such SAR.

(6)   No Deferral Features. To the extent necessary to comply with Code Section 409A, the SAR Agreement shall not include any features allowing the Participant to defer recognition of income past the date of exercise.

7.4   Standard Terms and Conditions.

Unless the Committee specifies otherwise in the SAR Agreement, the terms set forth in this Section 7.4 shall apply to all SARs granted under the Plan. A SAR Agreement that incorporates the terms of the Plan by reference shall be deemed to have incorporated the terms set forth in this Section 7.4

(1)   Exercise Price. The standard Exercise Price of a SAR shall be 100% of the Fair Market Value per share of Common Shares on the Grant Date.

(2)   Term. The standard term of a SAR shall be ten (10) years from the Grant Date. The term of a SAR shall be no longer than ten (10) years from the Grant Date.

(3)   Exercisability. Subject to Section 13.1, the standard rate at which a SAR shall be exercisable shall be twenty five (25) percent on each of the first four anniversaries of the Grant Date.

(4)   Non-transferability of Stock Appreciation Rights. The standard SAR Agreement shall provide that no SAR shall be sold, assigned, margined, transferred, encumbered, conveyed, gifted, alienated, hypothecated, pledged or otherwise disposed of, other than by will or the laws of descent and distribution, and all SARs shall be exercisable during the Participant's life time only by the Participant.

(5)   No Company or Affiliate Repurchase. The standard SAR Agreement shall stipulate that the Company and/or an Affiliate may not, under any circumstances, repurchase the Common Shares delivered in settlement of the exercise of the SAR or enter into an arrangement that has a similar effect.

(6)   No Deferral Features. The standard SAR Agreement shall not include any features allowing the Participant to defer recognition of income past the date of exercise.

7.5   Termination.

A Stock Appreciation Right shall be forfeited or terminated under the same circumstances, as set forth in Section 6.5, as Options would be forfeited or terminated under the Plan, unless otherwise specifically provided in an Agreement.

ARTICLE VIII

RESTRICTED STOCK

8.1   General.

The Committee shall have authority to grant Restricted Stock under the Plan at any time or from time to time. The Committee shall determine the number of shares of Restricted Stock to be awarded to any Participant, the Restriction Period within which such Awards may be subject to forfeiture, and any other terms and conditions of the Awards including without limitation providing for either grant or vesting conditioned upon the achievement of performance goals pursuant to Section 15.6 or the execution of, and/or compliance with, a non-competition or non-solicitation agreement, or both. Each Award shall be confirmed by, and be subject to the terms of, an

Agreement containing the applicable terms and conditions of the Award, including the Restriction Period. The Committee may provide in an Agreement for an accelerated lapse of the Restriction Period upon such events or standards that it may determine, including the achievement of one or more performance goals set forth in Section 15.6. Restricted Stock may be granted alone or in addition to other Awards granted under the Plan.

8.2   <u>Grant, Awards and Certificates</u>.

The grant of an Award of Restricted Stock shall occur as of the Grant Date determined by the Committee. Notwithstanding the limitations on issuance of Common Shares otherwise provided in the Plan, each Participant receiving an Award of Restricted Stock shall be issued a certificate (or other representation of title, such as book entry registration) in respect of such Restricted Stock. Such certificate shall be registered in the name of such Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award as determined by the Committee. The Committee may require that the certificates evidencing such shares be held in custody by the Company until the Restriction Period shall have lapsed and that, as a condition of any Award of Restricted Stock, the Participant shall have delivered a share power, endorsed in blank, relating to the Common Shares covered by such Award.

8.3   <u>Required Terms and Conditions</u>.

Restricted Stock shall be subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable:

(1)   <u>Restriction Period</u>. Restricted Stock shall be subject to restrictions for a period set forth in the Agreement, which Restriction Period generally shall be a minimum of three years from the Grant Date (except in the case of Restricted Stock granted in lieu of or replacement of compensation that is subject to vesting restrictions, in which case the Restricted Stock may be subject to the same vesting restrictions as was the compensation). No more than five (5) percent of the total Awards granted under Articles VIII, IX, and X of the Plan in any year shall be subject to restrictions for a period of less than three years from the Grant Date.

(2)   <u>Restrictions</u>. The Committee may condition the grant or vesting of the Restricted Stock on the performance of services for the Company, the attainment of performance goals, the execution of and/or compliance with a non-competition and/or non-solicitation agreement, or any combination of the aforementioned items.

(3)   <u>Limitations on Transferability</u>. Subject to the provisions of the Plan and the Agreement, during the Restriction Period set by the Committee, commencing with the Grant Date of such Award, the Participant shall not be permitted to sell, assign, margin, transfer, encumber, convey, gift, alienate, hypothecate, pledge or otherwise dispose of unvested Restricted Stock.

(4)   <u>Delivery</u>. If a share certificate is issued in respect of Restricted Stock, the certificate shall be registered in the name of the Participant but shall be held by the Company for the account of the Participant until the end of the Restriction Period. If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock subject to such Restriction Period, unlegended certificates (or other representation of title) for such shares shall be delivered to the Participant.

8.4   <u>Standard Terms and Conditions</u>.

Unless the Committee specifies otherwise in the Restricted Stock Agreement, the terms set forth in this Section 8.4 shall apply to all Restricted Stock granted under the Plan. A Restricted Stock Agreement that incorporates the terms of the Plan by reference shall be deemed to have incorporated the terms set forth in this Section 8.4.

(1)   <u>Restriction Period</u>. The standard Restriction Period shall be four (4) years from the Grant Date.

(2) <u>Restrictions</u>. The standard restrictions applicable to Restricted Stock are continued service of the Participant for the Company during the Restriction Period.

(3) <u>Rights</u>. The standard terms of a Restricted Stock Agreement shall provide that the Participant shall have, with respect to the Restricted Stock, all of the rights of a shareholder of the Company holding the class of Common Shares that is the subject of the Restricted Stock, including, if applicable, the right to vote the shares and the right to receive any cash dividends, subject to Section 8.3(3).

8.5   <u>Termination</u>.

Unless otherwise provided in an Agreement or determined by the Committee, and except as is otherwise provided in this Section 8.5 below, Restricted Stock shall be forfeited upon a Participant's Termination of Employment.

(1) <u>Termination by Death</u>. Unless otherwise provided in an Agreement or determined by the Committee, Restricted Stock shall vest upon a Participant's Termination of Employment by reason of death during the Restriction Period.

(2) <u>Termination by Disability or Retirement</u>. Unless otherwise provided in an Agreement or determined by the Committee, and subject to Article XII below, on a Participant's Termination of Employment due to Disability or Retirement more than six months following the Grant Date (unless circumstances exist at the time of termination that would constitute Cause under Section 2.6), any Restricted Stock held by the Participant shall continue to vest as if there was no Termination of Employment.

8.6   <u>Price</u>.

The Committee may require a Participant to pay a stipulated purchase price for each share of Restricted Stock.

8.7   <u>Section 83(b) Election</u>.

The Committee may prohibit a Participant from making an election under Section 83(b) of the Code. If the Committee has not prohibited such election, and if the Participant elects to include in such Participant's gross income in the year of transfer the amounts specified in Section 83(b) of the Code, the Participant shall notify the Company (or an Affiliated Employer) of such election within 10 days of filing notice of the election with the Internal Revenue Service, and will provide the required withholding pursuant to Section 15.8, in addition to any filing and notification required pursuant to regulations issued under the authority of Section 83(b) of the Code.


ARTICLE IX

RESTRICTED STOCK UNITS


9.1   <u>General</u>.

The Committee shall have authority to grant Restricted Stock Units under the Plan at any time or from time to time. A Restricted Stock Unit Award is denominated in Common Shares that will be settled either by delivery of Common Shares or the payment of cash based upon the value of a specified number of Common Shares. The Committee shall determine the number of Restricted Stock Units to be awarded to any Participant, the Restriction Period within which such Awards may be subject to forfeiture, and any other terms and conditions of the Awards including without limitation providing for either grant or vesting conditioned upon the achievement of performance goals pursuant to Section 15.6, or the execution of, and/or compliance with, a non-competition or non-solicitation agreement, or both. Each Award shall be confirmed by, and be subject to the terms of, an Agreement which contain the applicable terms and conditions of the Award, including the Restriction Period. The Committee may provide in an Agreement for an accelerated lapse of the Restriction Period upon such events or standards that it may determine, including the achievement of one or more performance goals set forth in Section 15.6. Restricted Stock Units may be granted alone or in addition to other Awards granted under the Plan.

9.2   Grant.

The grant of a Restricted Stock Unit shall occur as of the Grant Date determined by the Committee. An Award of Restricted Stock Units shall be evidenced by, and subject to the terms of an Agreement.

9.3   Required Terms and Conditions.

Restricted Stock Units shall be subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable:

(1)   Restriction Period. Restricted Stock Unit shall be subject to restrictions for a period set forth in the Agreement, which Restriction Period generally shall be a minimum of three (3) years from the Grant Date (except in the case of a Restricted Stock Unit granted in lieu of other compensation that is subject to vesting restrictions, in which case the Restricted Stock Units may be subject to the same vesting restrictions as was the compensation). No more than five (5) percent of the total Awards granted under Article VIII, IX, and X of the Plan in any year shall be subject to restrictions for a period of less than three (3) years from the Grant Date.

(2)   Restrictions. The Committee may condition the grant or vesting of the Restricted Stock Units on the performance of services for the Company, the attainment of performance goals, the execution of, and/or compliance with, a non-competition and/or non-solicitation agreement, or any combination of the aforementioned items.

(3)   Limitations on Transferability. Subject to the provisions of the Plan and the Agreement, during the Restriction Period set by the Committee, commencing with the Grant Date of such Award, the Participant shall not be permitted to sell, assign, margin, transfer, encumber, convey, gift, alienate, hypothecate, pledge or otherwise dispose of the Restricted Stock Units.

(4)   Rights. The Committee shall be entitled to specify in a Restricted Stock Unit Agreement the extent to which and on what terms and conditions the applicable Participant shall be entitled to receive current or deferred payments corresponding to the dividends payable on the Common Shares.

9.4   Standard Terms and Conditions.

Unless the Committee specifies otherwise in the Restricted Stock Unit Agreement, the terms set forth in this Section 9.4 shall apply to all Restricted Stock Units granted under the Plan. A Restricted Stock Unit Agreement that incorporates the terms of the Plan by reference shall be deemed to have incorporated the terms set forth in this Section 9.4:

(1)   Restriction Period. The standard Restriction Period shall be four (4) years from the Grant Date.

(2)   Restrictions. The standard restrictions applicable to a Restricted Stock Unit are continued service of the Participant for the Company during the Restriction Period.

(3)   Rights. The standard terms of the Restricted Stock Units shall provide that the Participant is entitled to receive current payments corresponding to the dividends payable on the Common Shares.

9.5   Termination.

A Restricted Stock Unit shall be forfeited under the same circumstances, as set forth in Section 8.5, as Restricted Stock would be forfeited under the Plan, unless otherwise specifically provided in the Agreement.

ARTICLE X

PERFORMANCE UNITS

10.1   General.

The Committee shall have authority to grant Performance Units under the Plan at any time or from time to time. A Performance Unit consists of the right to receive Common Shares or cash, as provided in the particular Award Agreement, upon achievement of a performance goal or goals (as the case may be) under Section 15.6. The Committee may condition grant or vesting of Performance Units upon the performance of services, the execution of, and/or compliance with, a non-competition or non-solicitation agreement, or both. The Committee shall have complete discretion to determine the number of Performance Units granted to each Participant. Each Performance Unit Award shall be evidenced by, and be subject to the terms of, an Agreement. The Performance Unit Award shall be earned in accordance with the Agreement over a Performance Period. Performance Units may be granted alone or in addition to other Awards granted under the Plan.

10.2   Earning Performance Unit Awards.

Unless expressly waived in the Award Agreement, vesting of Performance Unit Awards must be contingent on the attainment of one or more performance goals set forth in Section 15.6 and in such case shall be subject to the terms and conditions set forth therein.

10.3   Performance Period and Vesting in Performance Unit Award.

Unless otherwise provided in the Award Agreement, the Performance Period shall be a three (3) year period and the Performance Unit Awards shall be subject to restrictions a minimum of three (3) years from the Grant Date. No more than five (5) percent of the total Awards granted under Article VIII, IX, and X of the Plan in any year shall be subject to restrictions for a period of less than three (3) years from the Grant Date.

10.4   Termination of Employment.

Unless otherwise provided in an Agreement or determined by the Committee, and except as is otherwise provided in this Section 10.4 below, unvested Performance Units shall be forfeited upon a Participant's Termination of Employment.

(1)   Termination by Death. In the event of a Termination of Employment during a Performance Period due to Death, Performance Units for the Performance Period shall immediately vest and be paid out at a target level of performance.

(2)   Termination by Disability or Retirement. Unless otherwise provided in an Agreement or determined by the Committee, and subject to Article XII below, in the event of a Termination of Employment due to Disability or Retirement during a Performance Period and more than six (6) months following the Grant Date (unless circumstances exist at the time of termination that would constitute Cause under Section 2.6), Performance Units shall continue to vest as if there had been no Termination of Employment and shall be payable based on achievement of performance goals. Distribution of earned Performance Units may be made at the same time payments are made to Participants who did not incur a Termination of Employment during the applicable Performance Period.

10.5   Nontransferability.

Unless otherwise specifically provided in an Agreement, Performance Units may not be sold, assigned, margined, transferred, encumbered, conveyed, gifted, alienated, hypothecated, pledged, or otherwise disposed of, other than by will or by the laws of descent and distribution.

ARTICLE XI

OTHER STOCK-BASED AWARDS

11.1   Other Stock-Based Awards.

Other Awards of Common Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based upon or settled in, Common Shares, may be granted under the Plan either alone or in addition to other Awards under the Plan. The Committee shall have authority to grant such Other Stock-Based Awards under terms and conditions determined by the Committee.

ARTICLE XII

NON-COMPETITION, NON-SOLICITATION, AND RECOUPMENT

12.1   Non-Competition and Non-Solicitation.

The Committee, in its discretion, may condition eligibility to be designated a Participant in the Plan and receipt of benefits specified in the Agreement, such as vesting, payment, and exercisability of Awards, on the Participant's execution of, compliance with, and/or certification of compliance with a non-competition and/or non-solicitation agreement in a form prescribed by the Company, which form of agreement may include provisions for the Participant repaying to the Company stock (or the value of stock) previously received pursuant to an Award in the event the Participant violates the non-competition and/or non-solicitation agreement.

12.2   Recoupment Provisions.

The Committee, in its discretion, may include in any Agreement recoupment provisions that provide for the Participant's repayment of stock (or the value of stock) received under an Award.

ARTICLE XIII

CHANGE IN CONTROL

13.1   Impact of Event.

Notwithstanding any other provision of the Plan to the contrary and unless otherwise specifically provided in an Agreement, in the event of a Participant's Termination of Employment by the Company without Cause or by the Participant with Good Reason (after having given written notice to the Company of the grounds for Termination of Employment for Good Reason, which grounds specified in the written notice have not been cured by the Company within 90 days of the written notice) within six months preceding or two years following a Change in Control:

(1)   any Stock Options and Stock Appreciation Rights outstanding as of the date of such Change in Control and not then exercisable shall become fully exercisable to the full extent of the original grant;

(2)   the restrictions applicable to any Restricted Stock Awards shall lapse, and such Restricted Stock shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant;

(3)   the restrictions applicable to any Restricted Stock Unit Awards shall lapse, and such Restricted Stock Units shall be settled; and

(4)   any Performance Goal or other condition with respect to any Performance Units or any other Awards shall be deemed to have been satisfied in full at the target performance level, and such Award shall be fully distributable six months following Termination of Employment.

13.2   Additional Discretion.

The Committee shall have full discretion, notwithstanding anything herein or in an Agreement to the contrary, with respect to an outstanding Award upon a Change in Control to provide that the securities of another entity be substituted hereunder for the Common Shares and to make equitable adjustment with respect thereto.

ARTICLE XIV

PROVISIONS APPLICABLE TO SHARES ACQUIRED UNDER THIS PLAN

14.1   No Company Obligation.

Except to the extent required by applicable securities laws, none of the Company, an Affiliated Employer or the Committee shall have any duty or obligation to affirmatively disclose material information to a record or beneficial holder of Common Shares or an Award, and such holder shall have no right to be advised of any material information regarding the Company or an Affiliated Employer at any time prior to, upon, or in connection with receipt or the exercise or distribution of an Award. The Company makes no representation or warranty as to the future value of the Common Shares issued or acquired in accordance with the provisions of the Plan.

ARTICLE XV

MISCELLANEOUS

15.1.   Amendments and Termination.

The Committee may amend, alter, or discontinue the Plan, or the terms of any Award Agreement under the Plan, at any time, but no amendment, alteration or discontinuation shall be made which would impair the rights of a Participant under an Award theretofore granted without the Participant's consent, unless such an amendment is made to comply with applicable law (including Code Section 409A), stock exchange rules, or accounting rules. Repricing of Options or Stock Appreciation Rights shall not be permitted. For this purpose, a "repricing" means any of the following (or any action that has the same effect as any of the following): (1) changing the terms of an Option or Stock Appreciation Right to lower its Exercise Price; (2) any other action that is treated as a "repricing" under generally accepted accounting principles; and (3) repurchasing for cash or cancelling an Option or Stock Appreciation Right at a time when its Exercise Price is greater than the fair market value of the underlying stock in exchange for another Award, unless the cancellation and exchange occurs in connection with an event set forth in Section 4.6. A cancellation and exchange described in this Section 15.1(1) shall be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant. Notwithstanding the foregoing, any material amendments to the Plan shall require shareholder approval to the extent required by the rules of the New York Stock Exchange or other national securities exchange or market that regulates the securities of the Company.

15.2.   Form of Awards.

All Awards shall be subject to the terms, conditions, restrictions and limitations of the Plan. The Committee may subject any Award to such other terms, conditions, restrictions and/or limitations (including without limitation the time and conditions of exercise, vesting or payment of an Award and restrictions on transferability of any Common Shares issued or delivered pursuant to an Award), provided they are not inconsistent with the terms of the Plan. The Committee may subject an Award to such conditions as it determines are necessary or appropriate to ensure that an Award constitutes "qualified performance based compensation" within the meaning of Section 162(m) of the Code and the regulations thereunder. Awards under a particular Article of the Plan need not be uniform, and Awards under more than one Article of the Plan may be combined in a single Award Agreement. Any combination of Awards may be granted at one time and on more than one occasion to the same Participant. An Award Agreement for Restricted Stock Units or Performance Units may provide that a Participant may elect to defer receipt of income attributable to the Award. In the event no such election is provided or made, and the Award Agreement does not otherwise provide, the Restricted Stock Units and Performance Units shall be payable to the Participant within 2½ months of the end of the Company's or the Participant's year of vesting in the Award.

15.3.   No Reload Rights.

Options shall not contain any provisions entitling the Participant to an automatic grant of additional Options in connection with any exercise of the original Option.

15.4.   Loans.

The Committee may approve the extension of a loan by the Company to a Participant who is an Employee for the sole purpose of assisting the participant in paying the exercise price of an Option exercised by means of a cashless exercise program established by the Company, provided, however, that no loan shall be permitted if the extension of such loan would violate any provision of applicable law. Any loan will be made upon such terms and conditions that the Committee shall determine.

15.5.   Unfunded Status of Plan.

It is intended that the Plan be an "unfunded" plan for incentive compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Shares or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

15.6.   Provisions Relating to Code Section 162(m).

Where expressly provided in writing by the Committee, Awards granted to persons who are (or may become) Covered Employees within the meaning of Section 162(m) of the Code, shall constitute "qualified performance-based compensation" satisfying the relevant requirements of Section 162(m) of the Code. Accordingly, in the case of such Awards, the Plan shall be administered and the provisions of the Plan shall be interpreted in a manner consistent with Section 162(m) of the Code. If any provision of the Plan or any Agreement relating to such an Award does not comply or is inconsistent with the requirements of Section 162(m) of the Code, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements. In addition, the following provisions shall apply to the Plan or an Award to the extent necessary to obtain a tax deduction for the Company or an Affiliated Employer:

(1)   Awards subject to this Section must vest (or may be granted or vest) contingent on the attainment of one or more objective performance goals unrelated to term of employment. Awards will also be subject to the general vesting provisions provided in the Award Agreement and this Plan.

(2)   Prior to completion of 25% of the Performance Period or such earlier date as required under Section 162(m) of the Code , the Committee must establish performance goals (in accordance with (5) below) in writing (including but not

limited to Committee minutes) for Covered Employees who will receive Awards that are intended as qualified performance-based compensation. The outcome of the goal must be substantially uncertain at the time the Committee actually established the goal.

(3)   The performance goal must state, in terms of an objective formula or standard, the method for computing the Award payable to the Participant if the performance goal is attained.

(4)   The terms of the objective formula or standard must prevent any discretion being exercised by the Committee to later increase the amount payable that otherwise would be due upon attainment of the goal, but may allow discretion to decrease the amount payable.

(5)   The material terms of the performance goal must be disclosed to and subsequently approved in a separate vote by the stockholders before the payout is executed, unless they conform to one or any combination of the following goals/targets each determined in accordance with generally accepted accounting principles or similar objective standards (and/or each as may appear in the annual report to stockholders, Form10-K, or Form10-Q):

    a)   revenue;

    b)   earnings (including earnings before interest, taxes, depreciation, and amortization, earnings before interest and taxes, and earnings before or after taxes);

    c)   operating income;

    d)   net income;

    e)   operating or profit margins;

    f)   earnings per share;

    g)   return on assets;

    h)   return on equity;

    i)   return on invested capital;

    j)   economic value-added;

    k)   stock price;

    l)   gross dollar volume;

    m)   total shareholder return;

    n)   market share;

    o)   book value;

    p)   expense management;

    q)   cash flow; and

    r)   customer satisfaction.

The foregoing criteria may relate to the Company, one or more of its Affiliated Employers or subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine.

(6)   A combination of the above performance goals may be used with a particular Award Agreement.

(7)   The Committee in its sole discretion in setting the goals/targets in the time prescribed in paragraph (2) of this Section 15.6 may provide for the making of equitable adjustments (singularly or in combination) to the goals/targets in recognition of unusual or non-recurring events for the following qualifying objective items:

      a)   asset impairments under Statement of Financial Accounting Standards No. 144, as amended or superceded;

      b)   acquisition-related charges;

      c)   accruals for restructuring and/or reorganization program charges;

      d)   merger integration costs;

      e)   any profit or loss attributable to the business operations of any entity or entities acquired during the period of service to which the performance goal relates;

      f)   tax settlements;

      g)   any extraordinary, unusual in nature, infrequent in occurrence, or other non-recurring items (not otherwise listed) as described in Accounting Principles Board Opinion No. 30, or its successor;

      h)   any extraordinary, unusual in nature, infrequent in occurrence, or other non-recurring items (not otherwise listed) in management's discussion and analysis of financial condition results of operations, selected financial data, financial statements and/or in the footnotes each as appearing in the annual report to stockholders, Form 10-K, or Form 10-Q;

      i)   unrealized gains or losses on investments;

      j)   charges related to derivative transactions contemplated by Statement of Financial Accounting Standards No. 133, as amended or superseded;

      k)   compensation charges related to FASB Accounting Standards Codification Topic 718 - Stock Compensation, or its successor.

(8)   The Committee must certify in writing prior to payout that the performance goals and any other material terms were in fact satisfied. In the manner required by Section 162(m) of the Code, the Committee shall, promptly after the date on which the necessary financial and other information for a particular Performance Period becomes available, certify the extent to which performance goals have been achieved with respect to any Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code. In addition, the Committee may, in its discretion, reduce or eliminate the amount of any Award payable to any Participant, based on such factors as the Committee may deem relevant.

(9)   Limitation on Awards.

      a)   If an Option is canceled, the canceled Option continues to be counted against the maximum number of shares for which Options may be granted to the Participant under the Plan, but not towards the total number of shares reserved and available under the Plan pursuant to Section 4.1.

b) In no event shall the number of Restricted Stock shares awarded to any one participant for any fiscal year exceed 500,000 shares.

c) During any fiscal year, the maximum number of Common Shares for which Options, Stock Appreciation Rights, Restricted Stock Units, Performance Units, and Other Stock-Based Compensation in the aggregate, may be granted to any Covered Employee shall not exceed 650,000 shares.

d) For cash Performance Unit Awards that are intended to be "performance-based compensation" (as that term is used in Code Section 162(m)), the maximum payment for all awards payable for any three-year performance period, at a target level of performance shall be $10,000,000. In the case of higher levels of performance, the maximum payment for all awards for a three-year Performance Period shall be twice that amount. In the case of a longer or shorter Performance Period, correlative adjustments shall be made to the maximum payment. If, after amounts have been earned with respect to Performance Unit Awards, the payment of such amounts is deferred, any additional amounts attributable to earnings during the deferral period shall be disregarded for purposes of this limit. The limitations on Awards under this Section are subject to adjustment as provided in Section 4.6 to the extent consistent with tax deductibility under Section 162(m) of the Code.

(10) In the case of an outstanding Award intended to qualify for the performance-based compensation exception under Section 162(m) of the Code, the Committee shall not, without approval of a majority of the shareholders of the Company, amend the Plan or the Award in a manner that would adversely affect the Award's continued qualification for the performance-based exception.

15.7. Additional Compensation Arrangements.

Nothing contained in the Plan shall prevent the Company or an Affiliated Employer from adopting other or additional compensation or benefit arrangements for its employees.

15.8. Withholding.

No later than the date as of which an amount first becomes includible in the gross income of the Participant or Beneficiary for income tax purposes with respect to any Award, or becomes subject to employment taxes, the Participant shall pay to the Company (or other entity identified by the Committee), or make arrangements satisfactory to the Company or other entity identified by the Committee regarding the payment of, any federal, state, or local taxes of any kind (including any employment taxes) required by law to be withheld with respect to such income. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliated Employers shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. Subject to approval by the Committee, a Participant may elect to have such tax withholding obligation satisfied, in whole or in part, by (i) the delivery of cash or a certified check, (ii) authorizing the Company to withhold from Common Shares to be issued pursuant to any Award a number of shares with an aggregate value that would satisfy the required statutory minimum (but no more than such required minimum) with respect to the Company's withholding obligation, (iii) authorizing the Company to effect a net issuance of Common Shares to satisfy the required statutory minimum withholding (but no more than the minimum), (iv) transferring to the Company Common Shares owned by the Participant with an aggregate value that would satisfy the required statutory minimum (but no more than such required minimum) with respect to the Company's withholding obligation, or (v) in the case of Options, by means of delivery of cash by a broker-dealer as a "cashless exercise."

15.9.   Controlling Law.

The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of New York (other than its law respecting choice of law).

15.10. Offset.

Any amounts owed to the Company or an Affiliated Employer by the Participant of whatever nature may be offset by the Company from the value of any Award to be transferred to the Participant, and no Common Shares, cash or other thing of value under this Plan or an Agreement shall be transferred unless and until all disputes between the Company and the Participant have been fully and finally resolved and the Participant has waived all claims to such against the Company or an Affiliate. To the extent that any offset under this section of the Plan causes the Participant to become subject to taxes under Section 409A of the Code, the responsibility for payment of such taxes lies solely with the Participant.

15.11. Nontransferability; Beneficiaries.

No Award or Common Shares subject to an Award shall be assignable or transferable other than (i) by will, by the laws of descent and distribution, or pursuant to a beneficiary designation, (ii) pursuant to a qualified domestic relations order, or (iii) as expressly permitted by the Committee, pursuant to a transfer to the Participant's family member. Awards shall be exercisable during the Participant's lifetime only by the Participant, by the Participant's legal representatives in the event of the Participant's incapacity, or by a permitted transferee of the Award. Each Participant may designate a Beneficiary to exercise any Option or Stock Appreciation Right or receive any Award held by the Participant at the time of the Participant's death or to be assigned any other Award outstanding at the time of the Participant's death. No Award or Common Shares subject to an Award shall be subject to the debts of a Participant or Beneficiary or subject to attachment or execution or process in any court action or proceeding unless otherwise provided in this Plan. If a deceased Participant has named no Beneficiary, any Award held by the Participant at the time of death shall be transferred as provided in his or her will or by the laws of descent and distribution.

15.12. No Rights with Respect to Continuance of Employment.

The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or an Affiliated Employer to terminate the employment of any employee at any time.

15.13. Awards in Substitution for Awards Granted by Other Corporations.

Awards may be granted under the Plan from time to time in substitution for awards held by employees, directors or service providers of other corporations who are about to become officers or employees of the Company or an Affiliated Employer as the result of a merger or consolidation of the employing corporation with the Company or an Affiliated Employer, or the acquisition by the Company or an Affiliated Employer of the assets of the employing corporation, or the acquisition by the Company or Affiliated Employer of the shares of the employing corporation, as the result of which it becomes an Affiliated Employer under the Plan. The Grant Date of such an Award shall be no earlier than the date the employee, director, or service provider becomes an employee, director, or service provider of the Company or an Affiliated Employer. The terms and conditions of the Awards so granted may vary from the terms and conditions set forth in this Plan at the time of such grant as the majority of the members of the Committee may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted. Any substitutions or exchanges shall be accomplished in a manner that complies with the limitations on exchanges of such Awards imposed under Section 409A of the Code.

15.14.   <u>Delivery of Stock Certificate</u>.

To the extent the Company uses certificates to represent Common Shares, certificates to be delivered to Participants under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the Participant, at the Participant's last known address on file with the Company. Any reference in this Section or elsewhere in the Plan or an Agreement to actual stock certificates and/or the delivery of actual stock certificates shall be deemed satisfied by the electronic record-keeping and electronic delivery of Common Shares or other mechanism then utilized by the Company and its agents for reflecting ownership of such shares.

15.15.   <u>Indemnification</u>.

To the maximum extent permitted under the Company's Articles of Incorporation and by-laws, each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan or any Award Agreement, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's prior written approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided, however, that he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or by-laws, by contract, as a matter of law or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

15.16.   <u>No Guarantee of Tax Consequences</u>.

No person connected with the Plan in any capacity makes any representation, commitment or guarantee that any tax treatment, including without limitation federal, state and local income, excise, estate, and gift tax treatment, will be applicable with respect to any Awards or payments thereunder made to or for the benefit of a Participant under the Plan or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.

15.17.   <u>Foreign Employees and Foreign Law Consideration</u>.

The Committee may grant Awards to Participants who are foreign nationals, who are located outside the United States or who are not compensated from a payroll managed in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

15.18.   <u>Section 409A Savings Clause</u>.

(1)   It is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A of the Code, unless and to the extent that the Committee specifically determines otherwise as provided below, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly.

(2)   The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Common Shares pursuant thereto and any rules regarding treatment of such Awards in the event of a Change in Control, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Section 409A of the Code, including the six-month delay required by Section 409A(a)(2)(B) in the case of specified employees.

(3)   Following a Change in Control, no action shall be taken under the Plan that will cause any Award that the Committee has previously determined is subject to Section 409A of the Code to fail to comply in any respect with Section 409A of the Code without the written consent of the Participant.

15.19. No Fractional Shares.

No fractional shares shall be issued or delivered under the Plan or any Award granted hereunder, provided that the Committee in its sole discretion may round fractional shares down to the nearest whole share or settle fractional shares in cash.

15.20. Severability.

If any provision of this Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not effect any other provision hereby, and this Plan shall be construed as if such invalid or unenforceable provision were omitted.

15.21. Successors and Assigns.

This Plan shall inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon a Participant, and all rights granted to the Company hereunder, shall be binding upon the Participant's heirs, legal representatives and successors.

15.22. Entire Agreement.

This Plan and the Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, provided that in the event of any inconsistency between the Plan and the Agreement, the terms and conditions of this Plan shall control.

15.23. Term.

No Award shall be granted under the Plan after June 5, 2022.

15.24. Gender and Number.

Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

15.25. Headings.

The headings of the Articles and their subparts contained in this Plan are for the convenience of reading and reference purposes only and shall not affect the meaning, interpretation or be meant to be of substantive significance of this Plan.

Vision

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Mission

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Commitment

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on the investment you have made in us



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